  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1997

                                                     REGISTRATION NO. 333-33111
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                               ----------------

                         THE PETERSEN COMPANIES, INC.
            (Exact name of registrant as specified in its charter)

         DELAWARE                    2721                   36-4099296



     (State or other     (Primary Standard Industrial    (I.R.S. Employer
     jurisdiction of      Classification Code Number)  Identification No.)
     incorporation or
      organization)

                               ----------------

                            6420 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90048
                           TELEPHONE: (213) 782-2000
         (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                               ----------------

                                  NEAL VITALE
                     PRESIDENT AND CHIEF OPERATING OFFICER
                         THE PETERSEN COMPANIES, INC.
                            6420 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90048
                           TELEPHONE: (213) 782-2000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                  COPIES TO:
           DENNIS M. MYERS                         STEVEN L. GROSSMAN
          KIRKLAND & ELLIS                        O'MELVENY & MYERS LLP
       200 EAST RANDOLPH DRIVE                    400 SOUTH HOPE STREET
       CHICAGO, ILLINOIS 60601                LOS ANGELES, CALIFORNIA 90071
           (312) 861-2000                            (213) 669-6000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering of the registrant's Class A Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the registrant's Class A Common Stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The U.S. Prospectus is included herein and is followed by the front cover page to be used in the International Prospectus. The front cover page for the International Prospectus included herein has been labeled "Alternate International Cover Page."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued September 24, 1997

                                6,250,000 Shares

                               [LOGO OF PETERSEN]

                          The Petersen Companies, Inc.

                              CLASS A COMMON STOCK
                                  ----------
ALL OF  THE 6,250,000 SHARES OF CLASS  A COMMON STOCK OFFERED  HEREBY ARE BEING
 SOLD BY THE COMPANY. OF THE 6,250,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY, 5,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED
  STATES AND CANADA BY  THE U.S. UNDERWRITERS AND  1,250,000 SHARES ARE BEING
  OFFERED   INITIALLY  OUTSIDE   THE  UNITED   STATES  AND   CANADA  BY   THE
   INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE CLASS A COMMON STOCK OF THE
    COMPANY. IT  IS CURRENTLY  ESTIMATED THAT  THE INITIAL  PUBLIC OFFERING
     PRICE PER SHARE WILL BE BETWEEN $15 AND $17. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE
      INITIAL PUBLIC OFFERING PRICE.

                                  ----------

THE COMPANY HAS TWO CLASSES OF  AUTHORIZED COMMON STOCK CONSISTING OF THE CLASS
 A COMMON STOCK OFFERED HEREBY AND CLASS B COMMON STOCK. SEE "DESCRIPTION OF CAPITAL STOCK." HOLDERS OF CLASS A COMMON STOCK ARE ENTITLED TO ONE VOTE PER
  SHARE ON EACH MATTER SUBMITTED TO A VOTE OF STOCKHOLDERS. THE CLASS B COMMON STOCK IS NON-VOTING EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES AND
   AS REQUIRED BY LAW. ALL HOLDERS OF COMMON STOCK ARE ENTITLED TO RECEIVE SUCH DIVIDENDS AND DISTRIBUTIONS, IF ANY, AS MAY BE DECLARED FROM TIME
    TO TIME BY THE BOARD OF DIRECTORS. UPON COMPLETION OF THE OFFERING, AFFILIATES OF THE COMPANY WILL RETAIN APPROXIMATELY 70% OF THE
     OUTSTANDING VOTING POWER. SEE "PRINCIPAL STOCKHOLDERS."

                                  ----------

  THE CLASS A COMMON STOCK HAS BEEN APPROVED FOR LISTING, SUBJECT TO OFFICIAL
   NOTICE OF ISSUANCE, ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "PTN."

                                  ----------
     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ----------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                               PRICE $   A SHARE

                                  ----------

                                                      UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC  COMMISSIONS (1) COMPANY (2)
                                            -------- --------------- -----------
Per Share..................................   $            $             $
Total (3)..................................  $            $             $

-----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Company, estimated at
      $1,500,000.
  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 937,500 additional Shares of Class A Common Stock at the Price to Public less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and
      Commissions and Proceeds to Company will be $   , $   and $   ,
      respectively. See "Underwriters."

                                  ----------
  The Shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by O'Melveny & Myers LLP, counsel for the Underwriters.
It is expected that delivery of the Shares will be made on or about   , 1997 at
the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  ----------

MORGAN STANLEY DEAN WITTER                          DONALDSON, LUFKIN & JENRETTE
                                                       SECURITIES CORPORATION

BT ALEX. BROWN                                              GOLDMAN, SACHS & CO.

       , 1997

                         PETERSEN'S OPERATING STRUCTURE


 Centralized Revenues Functions
 __________________________
 . Non-Endemic Advertising Sales
 . Events & Trade Shows
 . Licensing
 . Electronic Publishing
 . Subscription Marketing
 . Newsstand Sales
 . List Rental
 . Database
 . Affinity Group Marketing
 . Television Programming
 . Custom Publishing

    AUTOMOTIVE
 ---
                 ---
    PERFORMANCE


    MOTOR TREND
 ---
                 ---


       YOUTH
 ---
                 ---


      OUTDOOR
-----
                 -----


   PHOTO/MARINE
 ---
                 ---


    MOTORCYCLE/
 ---
                 ---
      BICYCLE


       SPORT
 ---             ---



 Centralized Corporate Functions
 __________________________
 .Senior Management
 .Human Resources & Benefits
 .Manufacturing & Distribution
 .Paper Purchasing
 .Finance/Treasury
 .Information Systems
 .Real Estate & Facilities
 .Advertising Billing & Collection
 .Accounting
 .Fulfillment
 .Creative Services
                           PETERSEN'S 15 CORE TITLES

            MOTOR TREND                       SKIN DIVER                       CIRCLE TRACK
                TEEN                             SPORT                         PHOTOGRAPHIC
              HOT ROD                          CAR CRAFT                       SPORT TRUCK
         4 WHEEL & OFF-ROAD               PETERSEN'S HUNTING                    DIRT RIDER
            GUNS & AMMO                      MOTORCYCLIST                 CHEVY HIGH PERFORMANCE

[INSIDE FRONT COVER PAGE GATEFOLD GRAPHICS: PICTURES OF SAMPLE COVER PAGE OF 39 OF THE COMPANY'S MAGAZINES. THE COVER PAGES ARE ARRANGED AMONG THE COMPANY'S SEVEN PUBLISHING GROUPS.]

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                               ----------------

  UNTIL    , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                               ----------------

  FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE CLASS A COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE CLASS A COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

                               ----------------

  The Company's logo and each of the titles of the Company's publications referenced herein are trademarks of the Company. Each trade name, trademark or service mark of any other company appearing in this Prospectus is the property of its holder.
                               ----------------


                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   4
Risk Factors...............................................................  12
Use of Proceeds............................................................  17
The Reorganization.........................................................  18
Capitalization.............................................................  19
Dividend Policy............................................................  20
Dilution...................................................................  21
Unaudited Pro Forma Financial Data.........................................  22
Selected Historical Financial Data.........................................  31
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations................................................................  33
Industry...................................................................  41

                                                                            PAGE
                                                                            ----
Business...................................................................  42
Management.................................................................  56
Certain Relationships and Related Transactions.............................  64
Principal Stockholders.....................................................  66
Description of Capital Stock...............................................  68
Shares Eligible for Future Sale............................................  71
Federal Income Tax Consequences to Non-United States Holders...............  72
Underwriters...............................................................  75
Legal Matters..............................................................  78
Experts....................................................................  78
Additional Information.....................................................  79
Index to Financial Statements.............................................. F-1

                               ----------------
  Certain statements contained herein under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" including, without limitation, those concerning the Company's business and operating strategy, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."
                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in the Prospectus: (i) assumes no exercise of the U.S. Underwriters' over-allotment option and (ii) gives effect to the transactions described herein under the heading "The Reorganization." On September 30, 1996, Petersen Holdings, L.L.C. through a subsidiary acquired substantially all of the publishing assets and assumed certain liabilities of Petersen Publishing Company (the "Acquisition"). Unless the context otherwise requires: (i) the term "Predecessor" is used herein to refer to the historical operations of the publishing division of Petersen Publishing Company prior to the Acquisition;
(ii) the term "Petersen" is used herein to refer to the operations of Petersen Holdings, L.L.C. and its consolidated subsidiaries following the Acquisition; and (iii) the term "Company" is used herein to refer to The Petersen Companies, Inc. and its consolidated subsidiaries after giving effect to the transactions described herein under the heading "The Reorganization" and their respective predecessors. See "The Reorganization." The Class A Common Stock and Class B Common Stock to be outstanding immediately after completion of the Offering are collectively referred to herein as the "Common Stock."

                                  THE COMPANY

  The Company is a leading publisher of special-interest magazines with a diverse portfolio of 78 publications, including 25 monthly, 11 bimonthly and 42 single issue or annual publications. According to Veronis, Suhler and Associates ("VSA"), special-interest magazine publishing has been the fastest growing sector of the consumer magazine industry over the last five year period. The special-interest nature of the Company's magazines creates an opportunity for its advertisers to efficiently reach their target audience, as the Company believes that its enthusiast readers value special-interest magazines for both their product information as well as editorial content.

  The Company's internationally-recognized magazines include: (i) Motor Trend, which is a leading authority on new domestic and foreign automobiles and, with its increase in rate base (expected paid circulation on which advertising rates are based) to 1.15 million effective January 1998, is anticipated to be the world's leading automotive magazine in terms of paid circulation; (ii) Teen, which has the largest paid circulation of any of the Company's magazines with paid circulation of more than 1.8 million as of the June 1997 issue; and (iii) Hot Rod, which is one of the largest paid circulation automotive magazines in the world with a paid circulation of over 800,000 as of the June 1997 issue. The Company's other core publications are Petersen's 4 Wheel & Off-Road, Guns and Ammo, Skin Diver, Sport, Car Craft, Petersen's Hunting, Motorcyclist, Circle Track and Racing Technology, Petersen's Photographic, Sport Truck, Dirt Rider and Chevy High Performance. The Company's 15 core magazines average over 30 years in publication.

  Based on data from Mediamark Research, Inc. ("Mediamark"), the Company estimates that its magazines are read by more adults and men than are the magazines of any other U.S. special-interest publisher--approximately 48 million adults and 40 million male readers each month. Of the Company's 15 core publications, nine are ranked first in their respective markets based on paid circulation, including two magazines that are the only national magazines published in their respective markets.

  The Company had net revenues of $227.2 and $120.1 million for the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively. The Company's principal sources of revenue are from advertising and circulation. For the six months ended June 30, 1997, approximately 61.1% of the Company's revenues were from advertising, 35.8% from circulation and 3.1% from other sources. For the twelve months ended December 31, 1996, 13 of the Company's 15 core magazines each generated an operating contribution (revenue less direct costs associated with each magazine) of more than $1.0 million. Due to the effects of the Acquisition, the Company reported net losses attributable to common equity of $10.6 million and $20.3 million for the three months ended December 31, 1996 and the six months ended June 30, 1997, respectively. The Company expects to report a net loss for the third quarter of 1997, after giving effect to a $12.2 million non-recurring non-cash compensation charge recorded in that quarter.

  The Company is organized into seven publishing groups: Automotive Performance, Motor Trend, Youth, Outdoor, Photo/Marine, Motorcycle/Bicycle and Sport. Each publishing group is organized around one or more of the Company's core monthly publications which target a distinct special-interest segment or specific general-interest segment (e.g., Teen and Sport). The operations of each group are focused on delivering high-quality editorial content, generating endemic advertising sales and developing new titles or activities to reach such group's enthusiast readers. Each publishing group is supported by a number of centralized corporate functions. The Company conducts all of its non-endemic advertising, subscription and newsstand sales and marketing activities and develops ancillary revenue through event management, licensing arrangements and electronic publishing on a centralized basis to take advantage of the broad reach and significant market presence of the Company's magazine portfolio. In addition, all of the Company's production, distribution and administrative activities are centralized to achieve economies of scale and operating synergies. The combination of each group's focused editorial and sales staff supported by centralized corporate functions has enabled the Company to improve profit margins and provides a competitive advantage in the development and launch of new titles within an existing group.

BUSINESS AND OPERATING STRATEGY

  The Company's business and operating strategy is designed to provide strong revenue growth and increase profitability by improving the performance of existing titles, launching and acquiring additional publications and developing ancillary revenue streams by capitalizing on its internationally-recognized brands and efficient operations. The key elements of this strategy include:

  Cross-Sell Advertising and Expand Advertiser Base. Management believes that, in addition to maintaining a strong endemic advertising base, it will continue to increase revenues by cross-selling advertising space across all of the Company's magazines that reach the advertiser's target markets. In addition, the Company is improving existing and implementing new programs that will enable its advertisers to purchase other marketing services, such as event sponsorships, direct marketing programs, database access and services and point-of-purchase promotions. Management intends to increase the Company's advertiser base by targeting new advertisers in existing and new categories, with a focus on non-endemic categories. The Company believes that its ability to provide effective and efficient advertising enables it to maintain competitive and in some cases premium advertising rates.

  Increase Direct Subscription Sales and Magazine Prices. Management believes that there are numerous opportunities to increase circulation revenues by expanding direct subscription sales. The Company has invested in new promotional programs, including direct mail, insert cards, gift campaigns and cover wraps, designed to increase the number of subscriptions purchased directly from the Company. Direct subscriptions provide significantly higher revenues than those purchased through independent subscription agents. The Company has also developed a database that includes detailed demographic information on approximately 16 million current and former subscribers that will enable it to more effectively cross-sell its publications and other products directly to subscribers. In addition, the Company recently increased the newsstand and subscription prices on certain publications to levels comparable to those of competitive magazines and will continue to adjust its magazine prices in the future based on market conditions.

  Develop Ancillary Revenue Opportunities. The Company believes that there are numerous opportunities to increase ancillary revenues by leveraging the editorial content, readers and subscriber database and the internationally-recognized brands of the Company's existing publications through domestic and international licensing arrangements, strategic joint ventures, retail alliances, affinity group marketing, electronic software and games and book publishing. The Company has entered into agreements to license certain of its brand names for television shows and compact disc and cassette music recordings. In addition, the Company is currently negotiating the license of certain of its brand names for use by an arena football team and for computer game software.

  Develop and Launch New Titles. By using its core publications as platforms for launching new "spin-off" publications, the Company has efficiently developed and produced a diverse and profitable portfolio of highly-specialized publications. The Company believes that it has a competitive advantage as a result of its ability: (i) to identify potential markets for new publications;
(ii) to leverage existing editorial and advertising personnel and resources; and (iii) to gain access to newsstand distribution channels. The Company plans to continue to develop and launch new special-interest magazines that will complement and enhance its existing portfolio.

  Selectively Acquire Titles. The Company follows a disciplined acquisition strategy designed to acquire titles that either enhance the Company's competitive position in one of its existing special-interest segments or establish a new cluster or group of publications that is complementary to the Company's existing portfolio. The Company believes that its efficient operating structure and favorable vendor contracts provides it with a competitive advantage by reducing the operating costs of acquired titles. Management believes that significant opportunities exist to acquire special-interest magazines that will complement and enhance its existing portfolio. The Company currently has no definitive agreement with respect to any acquisitions.

  Develop Business-to-Business Opportunities. The Company believes that its experience in developing, marketing and producing targeted special-interest magazines will enable it to expand into business-to-business activities in the markets served by its existing magazines. Such activities include trade magazine publishing, trade shows, directories and database marketing. For example, the Company recently acquired the rights to produce SHOT Business, the monthly magazine of the National Shooting Sports Foundation.

  Continue to Identify and Implement Operating Improvements. The Company's current management identified and implemented operating improvements that have resulted in significant cost savings through personnel reductions, lower lease costs, tighter purchasing procedures and controls and restructuring the Company's relationships with its principal vendors. In addition, the Company adopted a new operating policy that provides for one or more of the following actions if any of its publications generate continued losses: (i) discontinue or sell such magazine; (ii) merge such magazine with one of the Company's existing magazines; or (iii) enter into strategic partnerships with third parties. The successful implementation of these improvements has contributed to the improvement in the Company's EBITDA margin, which increased from 10.8% for the ten month period ended September 30, 1996 to 25.0% for the six-month period ended June 30, 1997. Due to the effects of the Acquisition, however, the Company's operating income decreased from $15.8 million to $10.6 million and its net income applicable to common equity decreased from $17.3 million to a loss of $20.3 million during the same periods. The Company will remain focused on identifying additional operating improvements to further increase its operating efficiencies and gross profit margins.

BACKGROUND

  The Company's origins date to 1948, when its founder, Robert E. Petersen, first began publishing and selling a specialized newsletter entitled Hot Rod. Since that time, the Company grew into a leading publisher of special-interest magazines, expanding principally into areas in which Mr. Petersen had a personal interest. On September 30, 1996, an investor group led by Willis Stein & Partners, L.P. ("Willis Stein"), James D. Dunning, Jr. and certain members of the Company's senior management (collectively, the "Investor Group") acquired, through the Company, substantially all of the publishing assets of the Predecessor in the Acquisition. The aggregate purchase price of the Acquisition (including expenses and reflecting the receipt of a $2.5 million purchase price adjustment) was approximately $462.8 million plus the assumption of unearned subscription revenues and other liabilities of $49.0 million. To finance the Acquisition, the Company: (i) borrowed $200.0 million under a $260.0 million senior credit facility (the "Senior Credit Facility"); (ii) borrowed $100.0 million under a bridge financing facility (the "Bridge Financing Facility"); and (iii) received equity contributions of $165.3 million from the Investor Group. Following the Acquisition, the Company issued $100.0 million in aggregate principal amount of 11 1/8% Senior Subordinated Notes due 2006 (the "Notes"), the proceeds of which were used to repay the Bridge Financing Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company was incorporated in August 1996 under the laws of the State of Delaware. The Company's principal executive offices are located at 6420 Wilshire Boulevard, Los Angeles, California 90048 and its telephone number is
(213) 782-2000.

                                  THE OFFERING

Class A Common Stock offered:
  U.S. Offering.................   5,000,000 shares
  International Offering........   1,250,000 shares
                                  ----------
    Total.......................   6,250,000 shares (1)
                                  ==========
Common Stock to be outstanding
 after the Offering.............  34,090,994 shares (1)(2)

Use of proceeds.................  The net proceeds to the Company from the
                                  Offering will be used to repay certain
                                  outstanding indebtedness under the Senior
                                  Credit Facility and to redeem a portion of
                                  the Notes issued by the Company's operating
                                  subsidiary. See "Use of Proceeds."

Voting rights...................  Upon completion of the Offering, the Company will have two classes of outstanding Common
                                  Stock. The Class A Common Stock and Class B
                                  Common Stock are substantially identical,
                                  except with respect to voting rights. Each
                                  holder of Class A Common Stock is entitled to
                                  one vote per share on all matters submitted
                                  to a vote of stockholders and each holder of
                                  Class B Common Stock is not entitled to vote
                                  except under certain limited circumstances
                                  and as required by law. See "Risk Factors--
                                  Significant Influence of Certain
                                  Stockholders" and "Description of Capital
                                  Stock."
Proposed New York Stock Exchange
 symbol.........................  PTN

--------
(1) Assumes the U.S. Underwriters' over-allotment option is not exercised. See "Underwriters."
(2) Includes 7,682,632 shares of Class B Common Stock. Does not include: (i) 320,685 shares of Class A Common Stock issuable upon the exercise of options granted under the 1997 Long-Term Equity Incentive Plan (the "1997 Incentive Plan") or (ii) 1,811,141 additional shares of Class A Common Stock reserved for grants or awards under The Petersen Companies, Inc. 1997 Long-Term Equity Incentive Plan (the "New Incentive Plan") or The Petersen Companies, Inc. Employee Stock Discount Purchase Plan (the "Stock Purchase Plan"). See "Management--1997 Long-Term Equity Incentive Plan" and "-- Employee Stock Discount Purchase Plan."

                                  RISK FACTORS

  Prospective investors should carefully consider the specific matters set forth under "Risk Factors" as well as the other information and data included in this Prospectus in evaluating an investment in the shares of Class A Common Stock offered hereby.

                       SUMMARY HISTORICAL FINANCIAL DATA

  The following table presents summary historical financial data of: (i) the Predecessor for each of the four years in the period ended November 30, 1995 and the ten months ended September 30, 1996, which have been derived from the audited financial statements of the Predecessor and (ii) Petersen for the three months ended December 31, 1996 and the six months ended June 30, 1997, which have been derived from the audited financial statements of Petersen. The audited financial statements of the Predecessor for each of the two years in the period ended November 30, 1995 and the ten months ended September 30, 1996 and of Petersen for the three months ended December 31, 1996 and the six months ended June 30, 1997 appear elsewhere in this Prospectus. The summary historical financial data of the Predecessor for the ten months ended September 30, 1995, the three months ended December 31, 1995 and the six months ended June 30, 1996 have been derived from unaudited financial statements of the Predecessor which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim period. Results for the six months ended June 30, 1997 are not necessarily indicative of results that may be expected for the entire year. The Acquisition was accounted for using the purchase method of accounting. Accordingly, certain of the historical financial data of the Predecessor is not comparable to that of Petersen. The summary historical financial data set forth below should be read in conjunction with, and are qualified by reference to, "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the financial statements and the accompanying notes thereto included elsewhere in this Prospectus.

                                         PREDECESSOR (1)                               PETERSEN (2) PREDECESSOR (1) PETERSEN (2)
                  -------------------------------------------------------------------  ------------ --------------- ------------
                                                             TEN MONTHS
                                                                ENDED             THREE MONTHS               SIX MONTHS
                        YEAR ENDED NOVEMBER 30,             SEPTEMBER 30,      ENDED DECEMBER 31,          ENDED JUNE 30,
                  --------------------------------------  ------------------  --------------------- ----------------------------
                    1992      1993      1994      1995      1995      1996     1995        1996          1996           1997
                  --------  --------  --------  --------  --------  --------  -------  ------------ --------------- ------------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OP-
 ERATIONS DATA:
Net revenues....  $181,643  $187,212  $202,792  $214,515  $179,400  $189,614  $50,938   $   53,277     $115,040      $  120,143
Production,
 selling and
 other direct
 costs..........   135,155   142,254   149,586   171,579   140,831   148,874   42,342       41,223       91,971          82,440
                  --------  --------  --------  --------  --------  --------  -------   ----------     --------      ----------
Gross profit....    46,488    44,958    53,206    42,936    38,569    40,740    8,596       12,054       23,069          37,703
General and
 administrative
 expenses.......    32,328    35,604    33,267    28,145    23,537    24,650    8,952        2,666       12,903           8,955
Amortization of
 goodwill and
 other
 intangible
 assets.........     1,235       198       421       433       355       339      111        8,992          196          18,151
                  --------  --------  --------  --------  --------  --------  -------   ----------     --------      ----------
Operating income
 (loss).........    12,925     9,156    19,518    14,358    14,677    15,751     (467)         396        9,970          10,597
Interest income
 (expense),
 net............       856       317       476       549       428       352      209      (11,001)          85         (15,498)
Gain (loss) on
 sale of assets
 and minority
 member's equity
 in loss of
 subsidiary.....       --        --        --        --        --      1,554       13           11        1,554             (28)
                  --------  --------  --------  --------  --------  --------  -------   ----------     --------      ----------
Income (loss)
 before
 provision for
 income taxes...    13,781     9,473    19,994    14,907    15,105    17,657     (245)     (10,594)      11,609          (4,929)
Provision for
 income taxes
 (3)............      (267)     (251)     (698)     (549)     (458)     (331)    (138)         --          (199)            --
                  --------  --------  --------  --------  --------  --------  -------   ----------     --------      ----------
Net income
 (loss).........    13,514     9,222    19,296    14,358    14,647    17,326     (383)     (10,594)      11,410          (4,929)
Preferred unit
 dividends......       --        --        --        --        --        --       --           --           --          (15,419)
                  --------  --------  --------  --------  --------  --------  -------   ----------     --------      ----------
Net income
 (loss)
 attributable to
 common units...  $ 13,514  $  9,222  $ 19,296  $ 14,358  $ 14,647  $ 17,326  $  (383)  $  (10,594)    $ 11,410      $  (20,348)
                  ========  ========  ========  ========  ========  ========  =======   ==========     ========      ==========
Pro forma loss
 per share (4)..                                                                        $     (.38)                  $     (.73)
                                                                                        ==========                   ==========
Pro forma
 weighted
 average number
 of shares
 outstanding
 (4)............                                                                        27,840,994                   27,840,994
                                                                                        ==========                   ==========
OTHER DATA:
Depreciation and
 amortization...  $  3,381  $  3,137  $  3,118  $  3,439  $  2,704  $  2,704  $ 1,015   $    9,570     $  1,667      $   19,106
Capital
 expenditures...     1,419     4,739     2,866     4,423     3,492       768      878          --           463             228
EBITDA (5)......    17,162    12,610    23,112    18,346    17,809    20,546      771       10,090       11,875          30,030
Cash provided by
 operating
 activities.....     2,479    10,680    27,059     9,593     5,530    24,719      N/A       22,376       23,808          18,119
Cash provided by
 (used in)
 investing
 activities.....    11,545       (30)  (14,478)    2,254     3,185     5,421      N/A     (465,652)       1,704           2,183
Cash provided by
 (used in)
 financing
 activities.....   (14,013)  (14,901)  (17,382)   (6,092)   (5,377)  (27,625)     N/A      451,037       (2,425)        (21,140)

                                            (footnotes appear on following page)

                            AS OF JUNE 30, 1997
                         --------------------------
                                    PRO FORMA
                                        AS
                          ACTUAL   ADJUSTED (6)
                         --------  ------------
                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents............ $  6,923    $  6,323
Working capital
 deficiency (7).........  (27,503)    (22,103)
Total assets............  588,977     581,738
Total long-term debt,
 including current
 portion................  277,750     188,531
Total equity............  150,481     232,610

(footnotes from previous page)
--------
(1) The Predecessor's fiscal year ended on November 30.
(2) Petersen's fiscal year ends on December 31.
(3) Consists of state and local income taxes. As a subchapter S corporation under the Internal Revenue Code of 1986, as amended (the "Code"), the Predecessor was not subject to U.S. federal income taxes or most state income taxes. Instead, such taxes were paid by the Predecessor's stockholder. The Predecessor periodically paid dividends to its stockholder in respect of such tax liabilities. Prior to the Reorganization, Petersen was a limited liability company and was not subject to U.S. federal income taxes or most state taxes. Instead, such taxes were paid by Petersen's equity holders.
(4) Pro forma loss per share is based on the weighted average shares outstanding after giving retroactive effect to 27,840,994 shares to be issued in connection with the Reorganization (assuming an initial public offering price of $16 per share, the midpoint of the range set forth on the cover page of this Prospectus). See "The Reorganization."
(5) "EBITDA" is defined as income before interest expense, income taxes, depreciation and amortization and gain on sale of assets. EBITDA is not a measure of performance under generally accepted accounting principles ("GAAP"). Such items excluded from income in calculating EBITDA are significant components in understanding and evaluating the Company's financial performance. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity, management understands that EBITDA is customarily used in evaluating the equity value of magazine publishing companies. The EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.

(6) The unaudited pro forma as adjusted balance sheet data of the Company as of June 30, 1997 gives effect to: (i) the $12,180 non-recurring non-cash compensation expense recorded in the third quarter of 1997 in connection with the issuance of Class D Common Units in exchange for all outstanding Class B Common Units and Class C Common Units (the "Exchange") as described under the heading "Certain Relationships and Related Transactions"; (ii) the transactions as described under the heading "The Reorganization" (collectively, the "Reorganization"); (iii) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds"; and (iv) the refinancing of the Company's Senior Credit Facility, as if such transactions had occurred on June 30, 1997. All of the outstanding Common Units of Petersen will be exchanged for Common Stock of the Company in the Reorganization. See "The Reorganization," "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(7) The calculation of working capital deficiency includes the current portions of unearned subscription revenues, a non-cash obligation of the Company, and deferred subscription acquisition costs. Excluding the current portions of unearned subscription revenues and deferred subscription acquisition costs, the Company's working capital would have been $1,303 on an actual basis and $6,703 on a pro forma as adjusted basis, each as of June 30, 1997.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

  The following summary unaudited pro forma statement of operations data of the Company for the twelve months ended December 31, 1996 and for the six months ended June 30, 1996 give effect to: (i) the Acquisition and the financing transactions related thereto; (ii) the transactions described under the heading "The Reorganization"; (iii) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds"; and (iv) the refinancing of the Senior Credit Facility, each as if they had occurred at the beginning of each such period. The summary unaudited pro forma statement of operations for the six months ended June 30, 1997 give effect to the transactions described in items (ii) through (iv) as if such transactions had occurred at the beginning of such period. The unaudited pro forma balance sheet data as of June 30, 1997 give effect to the Exchange and the transactions described in items (ii) through (iv) above as if such transactions had occurred on such date. This pro forma information is not necessarily indicative of the results that would have occurred had the transactions referenced above been completed on the dates indicated or the Company's actual or future results or financial position. The summary pro forma statement of operations, balance sheet and other data should be read in conjunction with the information contained in "Unaudited Pro Forma Financial Data," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this Prospectus.

                           TWELVE MONTHS ENDED
                              DECEMBER 31,     SIX MONTHS ENDED SIX MONTHS ENDED
                                1996 (1)        JUNE 30, 1996    JUNE 30, 1997
                           ------------------- ---------------- ----------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net revenues.............      $  227,212         $  115,040       $  120,143
Production, selling and
 other direct costs......         175,127             89,623           82,440
                               ----------         ----------       ----------
Gross profit.............          52,085             25,417           37,703
General and administra-
 tive expenses (2) ......          21,407             10,419            8,957
Amortization of goodwill
 and other intangible
 assets..................          36,277             18,181           18,151
                               ----------         ----------       ----------
Operating income (loss)
 ........................          (5,599)            (3,183)          10,595
Interest expense, net....         (22,814)           (14,763)          (9,749)
Gain (loss) on sale of
 assets..................           1,554              1,554              (33)
                               ----------         ----------       ----------
Income (loss) before pro-
 vision for income taxes
 and extraordinary item..         (26,859)           (16,392)             813
Provision for income tax-
 es......................             --                 --               --
                               ----------         ----------       ----------
Income (loss) before ex-
 traordinary item........      $  (26,859)        $  (16,392)      $      813
                               ==========         ==========       ==========
Pro forma income (loss)
 per share (3)(4)........      $     (.79)        $     (.48)      $      .02
                               ==========         ==========       ==========
Pro forma weighted
 average number of shares
 outstanding (4).........      34,090,994         34,090,994       34,090,994
                               ==========         ==========       ==========
OTHER DATA:
Depreciation and amorti-
 zation..................      $   38,973         $   19,652       $   19,106
EBITDA (5)...............          33,487             16,469           30,023

                                                                       AS OF
                                                                   JUNE 30, 1997
                                                                   -------------
BALANCE SHEET DATA (2):
Cash and cash equivalents.........................................   $  6,323
Working capital deficiency (6)....................................    (22,103)
Total assets......................................................    581,738
Total long-term debt, including current portion...................    188,531
Total equity......................................................    232,610

                                            (footnotes appear on following page)

(footnotes from previous page)

(1) Includes the results of operations of the Predecessor for the nine month period ended September 30, 1996 and the results of operations of the Company for the three month period ended December 31, 1996 on a combined basis.

(2) In connection with the Exchange, the Company recorded a non-recurring non-cash compensation charge of $12,180 in the third quarter of 1997. Such amount has not been reflected in the Pro Forma Statement of Operations Data for any of the periods shown but is reflected in the Pro Forma Balance Sheet Data.

(3) The pro forma net income (loss) per share excludes the extraordinary loss from early extinguishment of debt in the amount of $8,049 for the twelve months ended December 31, 1996, $8,049 for the six months ended June 30, 1996 and $6,986 for the six months ended June 30, 1997.
(4) Pro forma net income (loss) per share is based on the weighted average shares outstanding after giving effect to 6,250,000 shares to be issued in connection with the Offering and 27,840,994 shares to be issued in connection with the Reorganization (assuming an initial public offering price of $16, the midpoint of the range set forth on the cover page of this Prospectus). See "The Reorganization."
(5) "EBITDA" is defined as income before interest expense, income taxes, depreciation and amortization and gain on sale of assets. EBITDA is not a measure of performance under GAAP. Such items excluded from income in calculating EBITDA are significant components in understanding and evaluating the Company's financial performance. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used in evaluating the equity value of magazine publishing companies. The EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.

(6) The calculation of working capital deficiency includes the current portions of unearned subscription revenues, a non-cash obligation of the Company, and deferred subscription acquisition costs. Excluding the current portions of unearned subscription revenues and deferred subscription acquisition costs, the Company's working capital on a pro forma as adjusted basis would have been $6,703 as of June 30, 1997.

                                 RISK FACTORS

  This Prospectus contains certain forward-looking statements. While the Company believes these statements are reasonable, prospective purchasers of the Class A Common Stock offered hereby should be aware that actual results could differ materially from those projected by such forward-looking statements as a result of the risk factors set forth below or other factors. Prospective investors should consider carefully the following factors as well as the other information and data included in this Prospectus in determining whether to purchase the Class A Common Stock offered hereby.

RISKS ASSOCIATED WITH FLUCTUATIONS IN PAPER COSTS AND POSTAL RATES

  The Company's principal raw material is paper. Paper costs represented approximately 20.7%, 25.9%, 22.8% and 20.4% of the Company's production, selling and other direct costs for the six months ended June 30, 1997, the ten months ended September 30, 1996 and the fiscal years ended November 30, 1994 and 1995, respectively. Certain commodity grades of paper have shown considerable price volatility over the last decade, including the commodity grade used by the Company. Paper prices rose sharply during the latter part of 1995, and, in response, the Predecessor purchased a large supply of paper in anticipation of additional price increases and supply shortages continuing for the remainder of 1995 and 1996. The increase in paper prices in late 1995 and the Predecessor's large purchase at such increased prices materially adversely affected the Predecessor's production, selling and other direct costs for the year ended November 30, 1995 and the twelve months ended December 31, 1996. Following the Acquisition, the Company entered into an agreement with World Color Press, Inc. ("World Color") to secure sufficient paper to meet its projected raw material needs through the end of 1997 at a fixed price. The Company is currently in discussions with World Color regarding the terms on which the Company will purchase paper in 1998. There can be no assurance that the Company will be able to reach agreement with World Color on terms favorable to the Company or that future fluctuations in paper prices will not have a material adverse effect on the Company's results of operations or financial condition.

  The profitability of the Company's magazine publishing operations is also affected by the cost of postage and could be materially adversely affected if there is an increase in postal rates. The United States Postal Service has recently requested approval for up to a 5.4% increase for commercial magazine rates, which, if approved, is expected to become effective no sooner than May 1998. The Company estimates that its net income for the twelve months ended December 31, 1996 would have been decreased by approximately $1.1 million and its net loss for the six months ended June 30, 1997 would have been increased by approximately $0.5 million if such a postal rate increase had occurred at the beginning of each respective period (assuming in each case that the Company was unable to pass the increase through to its advertisers or readers or to take any other action to offset or minimize the impact of such increase). Future fluctuations in postal rates could have a material adverse effect on the Company's results of operations or financial condition. No assurance can be given that the Company can recoup paper or postal cost increases by passing them through to its advertisers and readers. In addition, future fluctuations in paper prices or postal rates could have an effect on quarterly comparisons of the results of operations and financial condition of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Raw Materials."

RISKS RELATING TO THE IMPORTANCE OF CERTAIN PUBLICATIONS

  Certain of the Company's publications have historically represented a significant portion of the Company's net revenues and operating contribution, and the Company expects that such publications will continue to do so in the future. Motor Trend, Teen and Hot Rod accounted for 14.3%, 11.4% and 8.5%, respectively, of the Company's net revenues for the twelve months ended December 31, 1996 and 16.3%, 12.6% and 8.7%, respectively, for the six months ended June 30, 1997. In the aggregate, Motor Trend, Teen and Hot Rod accounted for 50.1% and 41.7% of the Company's operating contribution for the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively. As compared to industry standards, the Company believes it has a diversified portfolio of special-interest publications and is not dependent on any single publication; however, a significant decline in the performance of any of these publications could have a material adverse effect on the Company's results of operations.

RISKS ASSOCIATED WITH RECENT NET LOSSES; EXPECTED THIRD QUARTER LOSS

  The Acquisition was accounted for using the purchase method of accounting. As a result, the Company's amortization of goodwill and other intangible assets has significantly increased to approximately $35.0 million per year. In addition, due to the effect of the increased borrowings of the Company to finance the Acquisition, the Company's interest expense increased significantly in periods following the Acquisition. The on-going impact of amortization and interest expenses have resulted in the Company reporting significant net losses in the periods following the Acquisition. The Company reported net losses applicable to its common equity of $10.6 million and $20.3 million for the three months ended December 31, 1996 and the six months ended June 30, 1997, respectively. On a pro forma as adjusted basis giving effect to the Offering and the application of net proceeds therefrom as described under "Use of Proceeds" and the refinancing of the Senior Credit Facility, the Company had a loss before provision for income taxes and extraordinary item of $26.9 million, or $.79 per share, for the twelve months ended December 31, 1996. In addition, the Company incurred a non-recurring non-cash compensation charge of $12.2 million in connection with the Exchange in the third quarter of 1997. As a result of such charge and the on-going impact of the expenses related to the Acquisition, the Company expects to report a net loss in the third quarter of 1997. There can be no assurance that the Company will report positive net income in the future.

RISKS ASSOCIATED WITH SIGNIFICANT INDEBTEDNESS

  As of June 30, 1997 on a pro forma as adjusted basis giving effect to the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds" and the refinancing of the Senior Credit Facility, the Company would have had outstanding indebtedness of approximately $188.5 million, representing 44.8% of the Company's total capitalization. See "Capitalization." The Company incurred significant debt in connection with the Acquisition and, following the Offering, will continue to have significant indebtedness. The Company's leveraged financial position exposes it to the risks that: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on such indebtedness; (ii) the Company's leveraged position may impede its ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes; and (iii) the Company's leveraged financial position may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. The Company believes that it will have sufficient capital to carry on its business and will be able to meet its scheduled debt service requirements. However, there can be no assurance that the future cash flow of the Company will be sufficient to meet the Company's obligations and commitments. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements. In addition, the terms of existing or future debt agreements may prohibit the Company from adopting any of these alternatives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The agreements governing the outstanding indebtedness of the Company impose certain operating and financial restrictions on the Company. Specifically, the Senior Credit Facility and the indenture (the "Indenture") pursuant to which the Notes were issued contain certain restrictive covenants, including, but not limited to, restrictions on incurrence of debt, dividend payments, certain asset sales, transactions with affiliates, liens and investments. Contemporaneously with the Offering, the Company intends to refinance its existing indebtedness under the Senior Credit Facility with a new senior credit facility (the "New Credit Facility"). The Company anticipates that the New Credit Facility will impose operating and financial restrictions on the Company similar to those contained in the Senior Credit Facility. A failure to comply with the obligations in the Senior Credit Facility, the New Credit Facility or the Indenture, as the case may be, could result in an event of default under such agreements, which, if not cured or waived, would permit acceleration of the indebtedness thereunder and acceleration of indebtedness under other instruments that may contain cross-acceleration or cross-default provisions which could have a material adverse effect on the Company.

RISKS RELATING TO CONCENTRATION OF ADVERTISING REVENUES

  For the twelve months ended December 31, 1996, automotive manufacturers and retailers of original equipment and of aftermarket parts accounted for approximately 17.0% and 21.5% of the Company's advertising revenues, respectively. A significant decline in the advertising spending of the automotive industry could have a material adverse effect on the Company's results of operations, and could have an effect on quarterly comparisons of the results of operations and financial condition of the Company. In addition, advertising spending can be adversely affected by legislation, which may affect the cost of advertising or the demand for the products of the Company's advertisers. The Company anticipates that its revenues from manufacturers of tobacco related products will decrease in the future as a result of the resolution of certain litigation involving such manufacturers. Advertising revenues from such manufacturers were $6.9 million, or 3.0% of the Company's net revenues, for the twelve months ended December 31, 1996, and $3.9 million, or 3.2% of the Company's net revenues, for the six months ended June 30, 1997.

CYCLICALITY AND SEASONALITY OF REVENUE

  The Company's revenues from the publication of its magazines are principally derived from advertising and circulation. Circulation revenues are generated from subscription, newsstand and list rental sales. For the six months ended June 30, 1997, approximately 61.1% of the Company's net revenues were from advertising, 35.8% were from circulation and 3.1% were from other sources. Advertising revenues of the Company, as well as those of the consumer magazine industry in general, are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenues have corresponded with economic recoveries while decreases, as well as changes in advertising mix, have corresponded with general economic downturns and regional and local economic recessions. In addition, the Company's business is somewhat seasonal. The Company typically experiences decreased revenue during the first and fourth quarters of each calendar year due to the seasonal nature of activities associated with its publications. For the twelve months ended December 31, 1996, approximately 24.5% of the Company's net revenues were generated in the first quarter, 26.1% were generated in the second quarter, 25.9% were generated in the third quarter and 23.5% were generated in the fourth quarter. For a discussion of the cyclical and seasonal nature of the Company's revenues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Industry."
CONSOLIDATION OF PRINCIPAL VENDORS


  The Company's principal vendors include paper suppliers, printers, fulfillment houses and national newsstand distributors. Each of these industries is currently experiencing significant consolidation among their principal participants. Such consolidation may result in (i) decreased competition for providing such services and thus increased prices; (ii) interruptions and delays in services provided by such vendors; and (iii) greater dependence on certain vendors. Consolidation could adversely affect the Company's results of operations.

  In addition, the historical patterns of newsstand distribution have changed as a result of the on-going consolidation of newsstand wholesalers and the shifting focus of such wholesalers to servicing retail outlets instead of geographic areas. These changes, among others, have led to a decrease in newsstand sales on an industry-wide basis. Newsstand sales accounted for approximately 18.5% and 17.7% of the Company's net revenues for the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively. The Company believes that such changes in newsstand distribution may have an adverse impact on its results of operations.

COMPETITION


  The consumer magazine publishing business is highly competitive. The Company principally competes for advertising and circulation revenues with publishers of other special-interest consumer magazines. Certain of such competitors are larger and have greater financial resources than the Company. Other such competitors are smaller and are capable of quickly identifying a niche publication that could compete for the Company's readers and advertisers. In addition to other special-interest magazines, the Company also competes for advertising revenues with general-interest magazines and other forms of media, including broadcast and cable television, radio, newspaper, direct marketing and electronic media. There can be no assurance that the Company will be able to compete effectively with such other forms of advertising in the future. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent on the continued services of its senior management team. In connection with the Acquisition, the Company retained the services of certain key employees to serve as senior executives of the Company, including
D. Claeys Bahrenburg, Neal Vitale and Richard S Willis, all of whom have significant experience in the magazine publishing industry. Messrs. Bahrenburg, Vitale and Willis each entered into an employment agreement with the Company, which provides for his continued employment through December 31, 2001 and restricts his ability to compete with the Company during such employment period and one year thereafter. See "Management--Employment Agreements." Although the Company believes it could replace such key employees in an orderly fashion should the need arise, the loss of any such key personnel could have a material adverse effect on the Company. The Company will not maintain key person insurance for any of its officers and employees. See "Management--Directors, Executive Officers and Key Employees."

SIGNIFICANT INFLUENCE OF CERTAIN STOCKHOLDERS

  Upon the completion of the Offering, Willis Stein and the other existing stockholders will own approximately 28.4% and 47.9%, respectively, of the outstanding Class A Common Stock (27.4% and 46.3%, respectively, if the U.S. Underwriters' over-allotment option is exercised in full). Under the terms of a Securityholders Agreement (as defined herein), holders of at least 25% and up to approximately 45% of the Company's voting securities have agreed or may agree to vote their shares in favor of those individuals designated by Willis Stein to serve on the Board of Directors of the Company (the "Board of Directors" or the "Board") and granted or may grant Willis Stein the right to vote their shares on all significant corporate changes. As a result, Willis Stein has the ability to elect all directors and control the policies and operations of the Company. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to stockholders. See "Principal Stockholders."

POTENTIAL VOLATILITY OF FUTURE OPERATING RESULTS

  The Company's operating results may fluctuate on a quarterly basis as a result of a number of factors, including advertising and newsstand sales, magazine start-up costs and timing and success of events. Fluctuations in quarterly results could affect the market price of the Common Stock in a manner unrelated to the long-term operating performance of the Company.

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

  The Company intends to retain earnings to support its growth strategy and reduce indebtedness and does not anticipate paying dividends in the foreseeable future. As a holding company, the Company's ability to pay dividends in the future is dependent upon the receipt of dividends or other payments from its principal operating subsidiary. The payment of dividends by such subsidiary to the Company for the purpose of paying dividends to holders of Common Stock is prohibited by the Senior Credit Facility and is restricted under the Indenture. The Company expects that the New Credit Facility will likewise prohibit the payment of dividends to the Company for such purpose. See "Dividend Policy."

ABSENCE OF PRIOR PUBLIC MARKET; MARKET PRICE FLUCTUATIONS

  Prior to the Offering, there has been no public market for the Class A Common Stock. The initial public offering price of the Class A Common Stock will be determined by negotiations among the Company and the Representatives (as defined) and may not be indicative of the market price for shares of the Class A Common Stock after the Offering. For a description of factors considered in determining the initial public offering price, see "Underwriters." There can be no assurance that an active trading market for the Class A Common Stock will develop or if developed, that such market will be sustained. The market price for shares of the Class A Common Stock may be significantly affected by such factors as quarter-to-quarter variations in the Company's results of operations, news announcements or changes in general market conditions. In addition, broad market fluctuation and general economic and political conditions may adversely affect the market price of the Class A Common Stock, regardless of the Company's actual performance.

SUBSTANTIAL AND IMMEDIATE DILUTION

  Based upon the Company's pro forma net tangible book value deficit as of June 30, 1997, purchasers of the Class A Common Stock offered hereby will experience an immediate dilution of $25.04 in the tangible net book value per share of Class A Common Stock from an assumed initial public offering price of $16 per share. See "Dilution."

IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company expects to have 34,090,994 shares of Common Stock outstanding. Of these shares, the 6,250,000 shares of Class A Common Stock (7,187,500 shares if the U.S. Underwriters' over-allotment option is exercised in full) sold in the Offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except any such shares which may be acquired by an "affiliate" of the Company. Approximately 27,840,994 shares of Common Stock will be eligible for sale in the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning one year after the date of this Prospectus. Beginning 180 days after the completion of the Offering, the holders of an aggregate of approximately 7,501,360 shares of Common Stock will have certain rights to require the Company to register their shares of Common Stock under the Securities Act at the Company's expense pursuant to the Securityholders Agreement. In addition, holders of an aggregate of 20,339,634 shares of Common Stock have certain "piggyback" registration rights under the Securityholders Agreement (as defined). Future sales of the shares of Common Stock held by existing stockholders could have an adverse effect on the price of the Class A Common Stock. See "Shares Eligible for Future Sale."

CERTAIN ANTI-TAKEOVER EFFECTS

  Certain provisions of the Company's Certificate of Incorporation and By-laws may inhibit changes in control of the Company not approved by the Board of Directors. These provisions include: (i) a classified Board of Directors; (ii) a prohibition on stockholder action through written consents; (iii) a requirement that special meetings of stockholders be called only by the Board;
(iv) advance notice requirements for stockholder proposals and nominations;
(v) limitations requiring the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors to amend, alter or repeal the Company's Restated Certificate of Incorporation and By-laws; and (vi) the authority of the Board to issue preferred stock with such terms as the Board may determine without stockholder approval. The Company will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock." The Securityholders Agreement (as defined), provides Willis Stein with the ability to control the vote on any significant corporate changes, such as a merger, consolidation or sale of the Company.

  In addition, the Indenture provides that upon a "change of control," each Note holder will have the right to require the Company to purchase all or a portion of such holder's Notes at a purchase price of 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of such redemption. A "change of control" is defined in the Indenture to include, among other things, any person or group of persons acting in concert as a partnership or other group (other than members of the Investor Group, including Willis Stein) acquiring beneficial ownership of securities of the Company representing 20% of the combined voting power of the then outstanding securities of the Company. Such obligation, if it arises, could have a material adverse effect on the Company. Such provision could also delay, deter or prevent a takeover attempt.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 6,250,000 shares of Class A Common Stock in the Offering are estimated to be approximately $92.0 million (approximately $106.0 million if the U.S. Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $16 per share, the midpoint of the range set forth on the cover page of this Prospectus. The Company intends to use such net proceeds as follows: (i) approximately $64.2 million to repay a portion of the indebtedness incurred under the Senior Credit Facility and (ii) approximately $27.8 million (as of June 30, 1997) to redeem $25.0 million aggregate principal amount of the Notes and to pay the redemption premium and accrued and unpaid interest thereon.

  The indebtedness to be repaid under the Senior Credit Facility consists of term loans, which have a scheduled maturity of December 31, 2002 and September 30, 2004. The Tranche A term loan generally amortizes in increasing increments prior to maturity; the Tranche B term loan is payable primarily in balloon payments due in 2003 and 2004. Such term loans bear interest at varying rates. The overall effective interest rate for such indebtedness at August 31, 1997 was approximately 8.53%. In connection with the Offering, the Company expects to refinance its remaining indebtedness under the Senior Credit Facility after the application of the net proceeds of the Offering as described above. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company used borrowings under the Senior Credit Facility and proceeds from the Bridge Financing Facility to finance a portion of the Acquisition. Proceeds from the sale of the Notes were used to repay the Bridge Financing Facility. The Notes mature on November 15, 2006, and bear interest at the rate of 11 1/8% per annum. The redemption of the Notes will be effected as soon as practicable following the completion of the Offering. Pending such redemption, the Company will invest such proceeds in short-term, investment grade, interest-bearing securities. The amount necessary to redeem the Notes will change depending on the actual date of the redemption. Any additional amount so required will reduce the amount to be repaid under the Senior Credit Facility.

  The reduction in the Company's indebtedness as a result of the application of the net proceeds of the Offering will enhance the Company's ability to make acquisitions of publications and businesses complementary to the Company's existing portfolio. See "Business--Business and Operating Strategy." The Company, however, currently has no definitive agreements with respect to any acquisitions, nor can there be any assurance that the Company will make any such acquisition in the future.

                              THE REORGANIZATION

  The Company is a holding company that serves as Petersen's sole managing member. The operations of Petersen are conducted by its operating subsidiary, Petersen Publishing Company, L.L.C. ("Publishing"). The outstanding equity securities of Petersen and the Company are held by a common group of investors in the same relative proportions (other than certain equity interests of Petersen held by management). The outstanding equity securities of Petersen consist of one class of preferred units (the "Preferred Units") and two classes of common units (the "Common Units"), designated as Class A and Class
D. There are five series of Class D Common Units.

  Prior to the consummation of the Offering, all of the existing securityholders of the Company and Petersen will enter into a Contribution and Recapitalization Agreement (the "Recapitalization Agreement") pursuant to which, among other things, each existing securityholder of the Company and Petersen will contribute directly or indirectly all of its existing shares of common stock of the Company and Preferred Units and Common Units of Petersen to the Company in exchange for newly-issued shares of Common Stock. Pursuant to the Recapitalization Agreement: (i) all of the Preferred Units of Petersen will be exchanged for an aggregate of 11,708,907 shares of Common Stock (assuming an initial public offering price of $16 per share, the midpoint of the range set forth on the cover page of this Prospectus) and (ii) all of the Class A and Class D Common Units of Petersen and all of the common stock of the Company will be exchanged for an aggregate of 16,132,087 shares of Common Stock. The number of shares of Common Stock that will be issued under the Recapitalization Agreement to the existing securityholders of the Company and Petersen will be determined according to the relative preference rankings of such securities and will be based upon the initial public offering price of the Class A Common Stock. The actual number of shares to be issued to each securityholder in exchange for its Preferred Units under the Recapitalization Agreement is subject to change based upon changes in the assumed initial public offering price and the effective date of the transactions contemplated by the Recapitalization Agreement. Following the transactions contemplated by the Recapitalization Agreement, Petersen will be merged into Publishing. The transactions described above are collectively referred to herein as the "Reorganization." The Reorganization is conditioned upon the completion of the Offering contemplated hereby.

  Upon completion of the Reorganization, the Company's authorized capital will include two classes of Common Stock, Class A Common Stock and Class B Common Stock, which will be identical in all respects except that the Class B Common Stock will be non-voting and will be convertible into Class A Common Stock under certain circumstances. The Class B Common Stock will be issued in order to enable the holders thereof, which are affiliates of bank holding companies, to comply with regulatory requirements applicable to them.

  Set forth below is the organizational structure of the Company, Petersen and Publishing immediately prior to and following the Reorganization:

  Prior to the Reorganization:                     After the Reorganization:



                          [LOGO OF THE REORGANIZATION]

                                CAPITALIZATION

  The following table sets forth at June 30, 1997: (i) the actual capitalization of Petersen and the Company on a combined basis; (ii) the pro forma capitalization of the Company after giving effect to the Exchange and the Reorganization; and (iii) the pro forma as adjusted capitalization of the Company to reflect (a) the sale by the Company of 6,250,000 shares of Class A Common Stock pursuant to the Offering, assuming an initial public offering price of $16 per share (the midpoint of the range set forth on the cover page of this Prospectus), and the application of the net proceeds therefrom as described under "Use of Proceeds" and (b) the refinancing of the Senior Credit Facility. This table should be read in conjunction with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Data" and the audited financial statements and the notes thereto included elsewhere in this Prospectus.

                                                        JUNE 30, 1997
                                              ---------------------------------
                                                                    PRO FORMA
                                               ACTUAL   PRO FORMA  AS ADJUSTED
                                              --------  ---------- ------------
                                                   (DOLLARS IN THOUSANDS)
Long-term debt, current portion.............. $  6,000   $  6,000    $    --
                                              ========   ========    ========
Long-term debt, less current portion:
  Senior Credit Facility..................... $171,750   $171,750    $113,531
  Senior Subordinated Notes..................  100,000    100,000      75,000
                                              --------   --------    --------
    Total long-term debt, less current por-
     tion....................................  271,750    271,750     188,531
                                              --------   --------    --------
Members' and Stockholders' equity:
  Common Units...............................    1,707        --          --
  Preferred Units............................  181,464        --          --
  Common Stock...............................      153        --          --
  Preferred Stock, $0.01 par value, 5,000,000
   shares authorized; no shares issued on an
   actual, pro forma and pro forma as
   adjusted basis............................      --         --          --
  Class A Common Stock, $0.01 par value,
   75,000,000 shares authorized; no shares
   issued on an actual basis; 20,158,362
   shares issued on a pro forma basis; and
   26,408,362 shares issued on a pro forma as
   adjusted basis (1)........................      --         202         264
  Class B Common Stock, $0.01 par value,
   25,000,000 shares authorized; no shares
   issued on an actual basis; 7,682,632
   shares issued on a pro forma and pro forma
   as adjusted basis.........................      --          77          77
  Additional paid-in capital.................      --     195,225     284,382
  Accumulated deficit (2)....................  (30,944)   (43,124)    (50,363)
  Less: Notes receivable from related
   parties...................................   (1,750)    (1,750)     (1,750)
                                              --------   --------    --------
    Total equity.............................  150,630    150,630     232,610
                                              --------   --------    --------
      Total capitalization................... $422,380   $422,380    $421,141
                                              ========   ========    ========

--------
(1) Does not include: (i) 320,685 shares of Class A Common Stock issuable upon the exercise of options granted under the 1997 Incentive Plan or (ii) 1,811,141 additional shares of Class A Common Stock reserved for grants or awards under the New Incentive Plan or Stock Purchase Plan.

(2) Pro forma accumulated deficit reflects the non-recurring non-cash compensation charge of $12,180 related to the Exchange. The Company determined the amount of such compensation charge based upon the difference in value of the Class D Common Units and the Class B Common Units and Class C Common Units. The value of the Class D Common Units was determined by the Board of Directors as of the date of issuance based primarily upon an independent appraisal of the Company. Pro forma as adjusted accumulated deficit reflects the write-off of the remaining unamortized deferred financing costs of $7,239 resulting from the reduction of debt and the refinancing of the Company's Senior Credit Facility.

                                DIVIDEND POLICY

  Since the Acquisition, the Company has not declared or paid any cash or other dividends on its Common Stock and does not expect to pay dividends for the foreseeable future. The Company anticipates that all of its earnings in the foreseeable future will be used to support its growth strategy and reduce indebtedness. As a holding company, the ability of the Company to pay dividends in the future is dependent upon the receipt of dividends or other payments from its principal operating subsidiary, Publishing. The payment of dividends by Publishing to the Company for purposes of paying dividends to holders of Common Stock is prohibited by the Senior Credit Facility and restricted by the Indenture. The Company anticipates that the New Credit Facility will likewise prohibit the payment of dividends by Publishing to the Company for such purpose. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's results of operations, financial condition, capital requirements and contractual restrictions. See "Risk Factors--Dividend Policy; Restrictions on Payment of Dividends."

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1997 was a deficit of $396.7 million, or $(14.25) per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the tangible net worth of the Company (total assets less intangible assets and total liabilities) by the aggregate number of shares of Common Stock outstanding, assuming the Reorganization had taken place on June 30, 1997. After giving effect to the sale of the 6,250,000 shares of Class A Common Stock offered hereby (at an assumed initial public offering price of $16 per share, the midpoint of the range set forth on the cover page of this Prospectus) and the receipt and application of the net proceeds therefrom, pro forma net tangible book value of the Company as of June 30, 1997 would have been a deficit of approximately $308.0 million, or $(9.04) per share. This represents an immediate increase in pro forma net tangible book value of $5.21 per share to the current stockholders of the Company and an immediate dilution in pro forma net tangible book value of $25.04 per share to purchasers of Class A Common Stock in the Offering. The following table illustrates this per share dilution.

   Assumed initial public offering price per share............         $16.00
   Pro forma net tangible book value per share at June 30,
    1997...................................................... (14.25)
   Increase in pro forma net tangible book value per share
    attributable to purchasers in the Offering................   5.21
                                                               ------
   Pro forma net tangible book value per share after the
    Offering..................................................          (9.04)
                                                                       ------
   Dilution in pro forma net tangible book value per share to purchasers of
    Class A Common Stock in the Offering (1)..................         $25.04
                                                                       ======

--------
(1) Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the initial public offering price per share.

  The following table summarizes, on a pro forma basis, as of June 30, 1997, the number of shares purchased, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the existing stockholders and the purchasers of Class A Common Stock in the Offering, at an assumed initial public offering price of $16 per share (the midpoint of the range set forth on the cover page of this Prospectus), before deducting the estimated offering expenses and underwriting discounts and commissions:

                                  SHARES PURCHASED   TOTAL CONSIDERATION    AVERAGE
                                 ------------------ ----------------------   PRICE
                                   NUMBER   PERCENT     AMOUNT     PERCENT PER SHARE
                                 ---------- ------- -------------- ------- ---------
                                                    (IN THOUSANDS)
   Existing stockholders.......  27,840,994   81.7%    $168,160      62.7%   $6.04
   Purchasers of Class A Common
    Stock in the Offering......   6,250,000   18.3      100,000      37.3    16.00
                                 ----------  -----     --------     -----
     Total.....................  34,090,994  100.0%    $268,160     100.0%
                                 ==========  =====     ========     =====

  The foregoing calculations exclude an aggregate of: (i) 320,685 shares of Class A Common Stock issuable upon the exercise of options granted under the 1997 Incentive Plan or (ii) 1,811,141 additional shares of Class A Common Stock reserved for grants or awards under the New Incentive Plan or Stock Purchase Plan.

                      UNAUDITED PRO FORMA FINANCIAL DATA

  The following unaudited pro forma financial data (the "Unaudited Pro Forma Financial Data") of the Company have been derived by the application of pro forma adjustments to the historical financial statements of the Company, Predecessor and Petersen for the periods indicated. The adjustments are described in the accompanying notes. The twelve month period ended December 31, 1996 includes the operations of the Company from the period of inception (August 15, 1996) to December 31, 1996, the operations of the Predecessor for the nine months ended September 30, 1996 and the operations of Petersen for the three months ended December 31, 1996 on a combined basis.

  The unaudited pro forma statement of operations data for the twelve months ended December 31, 1996 and for the six months ended June 30, 1996 give effect to: (i) the Acquisition and the financing transactions and reduced operating costs related thereto; (ii) the Reorganization; (iii) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds"; and (iv) the refinancing of the Company's Senior Credit Facility, each as if they had occurred at the beginning of each such period. The unaudited pro forma statement of operations data for the six months ended June 30, 1997 give effect to the transactions described in items (ii) through (iv) above as if such transactions had occurred at the beginning of such period. The unaudited pro forma statement of operations data do not give effect to the non-recurring non-cash compensation charge of $12.2 million related to the Exchange. The unaudited pro forma balance sheet data as of June 30, 1997 give effect to the Exchange and the transactions described in items (ii) through
(iv) above as if such transactions occurred on such date. The Unaudited Pro Forma Financial Data are provided for informational purposes only and do not purport to represent the results of operations or financial position of the Company had such transactions in fact occurred on such dates, nor do they purport to be indicative of the financial position or results of operations as of any future date or for any future period.

  The Unaudited Pro Forma Financial Data and accompanying notes should be read in conjunction with the financial statements and accompanying notes thereto and the other financial information included elsewhere in this Prospectus.

                          THE PETERSEN COMPANIES, INC.

           UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

                       COMPANY       PREDECESSOR    PETERSEN
                  ----------------- ------------- ------------
                                     ACTUAL
                  --------------------------------------------
                                     NINE MONTHS  THREE MONTHS
                   AUGUST 15, 1996      ENDED        ENDED
                   (INCEPTION) TO   SEPTEMBER 30, DECEMBER 31,
                  DECEMBER 31, 1996     1996          1996
                  ----------------- ------------- ------------
Net revenues....       $   --         $173,935      $ 53,277
Production,
 selling and
 other direct
 costs..........           --          137,301        41,223
                       -------        --------      --------
Gross profit....           --           36,634        12,054
General and
 administrative
 expenses.......           --           22,439         2,666
Amortization of
 goodwill and
 other
 intangible
 assets.........           --              307         8,992
                       -------        --------      --------
Operating income
 (loss).........           --           13,888           396
Interest
 income.........           --              472           113
Interest
 expense........           --             (185)      (11,114)
Gain on sale of
 assets.........           --            1,554           --
                       -------        --------      --------
Income (loss)
 before equity
 in loss of
 subsidiary
 minority
 interest and
 provision for
 income taxes...           --           15,729       (10,605)
Equity in loss
 of subsidiary..           (11)            --            --
Minority
 members' equity
 in loss of
 subsidiary.....           --              --             11
                       -------        --------      --------
Income (loss)
 before
 provision for
 income taxes
 and
 extraordinary
 item...........           (11)         15,729       (10,594)
Provision for
 income taxes...           --             (298)          --
                       -------        --------      --------
Income (loss)
 before
 extraordinary
 item...........       $   (11)       $ 15,431      $(10,594)
                       =======        ========      ========
Pro forma net
 loss per
 share (4)(5)...

Shares used in
 computing pro
 forma net loss
 per share (5)..

EBITDA (6)......       $   (11)       $ 16,785      $ 10,090



                                   TWELVE MONTHS ENDED DECEMBER 31, 1996
                  ----------------------------------------------------------------------
                                          PRO FORMA ADJUSTMENTS
                            -------------------------------------------------
                                           ACQUISITION
                                               AND        REORGANIZATION (2),
                                            OPERATING        OFFERING AND
                  COMBINED  ELIMINATIONS IMPROVEMENTS (1)   REFINANCING (3)   PRO FORMA
                  --------  ------------ ---------------- ------------------- ----------
Net revenues....  $227,212     $  --         $    --            $   --        $  227,212
Production,
 selling and
 other direct
 costs..........   178,524        --           (3,397)              --           175,127
                  --------     ------        --------           -------       ----------
Gross profit....    48,688        --            3,397               --            52,085
General and
 administrative
 expenses.......    25,105        --           (3,698)              --            21,407
Amortization of
 goodwill and
 other
 intangible
 assets.........     9,299        --           26,978               --            36,277
                  --------     ------        --------           -------       ----------
Operating income
 (loss).........    14,284        --          (19,883)              --            (5,599)
Interest
 income.........       585        --             (472)              --               113
Interest
 expense........   (11,299)       --          (23,124)           11,496          (22,927)
Gain on sale of
 assets.........     1,554        --              --                --             1,554
                  --------     ------        --------           -------       ----------
Income (loss)
 before equity
 in loss of
 subsidiary
 minority
 interest and
 provision for
 income taxes...     5,124        --          (43,479)           11,496          (26,859)
Equity in loss
 of subsidiary..       (11)        11             --                --               --
Minority
 members' equity
 in loss of
 subsidiary.....        11        (11)            --                --               --
                  --------     ------        --------           -------       ----------
Income (loss)
 before
 provision for
 income taxes
 and
 extraordinary
 item...........     5,124        --          (43,479)           11,496          (26,859)
Provision for
 income taxes...       --         --              298               --               --
                  --------     ------        --------           -------       ----------
Income (loss)
 before
 extraordinary
 item...........  $  5,124     $  --         $(43,181)          $11,496       $  (26,859)
                  ========     ======        ========           =======       ==========
Pro forma net
 loss per
 share (4)(5)...                                                              $     (.79)
                                                                              ==========
Shares used in
 computing pro
 forma net loss
 per share (5)..                                                              34,090,994
                                                                              ==========
EBITDA (6)......  $ 26,875     $  --         $  6,623           $   --        $   33,487


    See Notes to Unaudited Pro Forma Statement of Operations and Other Data.

                          THE PETERSEN COMPANIES, INC.

           UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

                                        SIX MONTHS ENDED JUNE 30, 1996
                          -----------------------------------------------------------
                                             PRO FORMA ADJUSTMENTS
                                      ------------------------------------
                                        ACQUISITION    REORGANIZATION (2),
                          PREDECESSOR  AND OPERATING      OFFERING AND
                            ACTUAL    IMPROVEMENTS (1)   REFINANCING (3)   PRO FORMA
                          ----------- ---------------- ------------------- ----------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues............   $115,040       $    --            $  --         $  115,040
Production, selling and
 other direct costs.....     91,971         (2,348)             --             89,623
                           --------       --------           ------        ----------
Gross profit............     23,069          2,348              --             25,417
General and
 administrative
 expenses...............     12,903         (2,484)             --             10,419
Amortization of goodwill
 and other intangible
 assets.................        196         17,985              --             18,181
                           --------       --------           ------        ----------
Operating income
 (loss).................      9,970        (13,153)             --             (3,183)
Interest income.........        238           (238)             --                --
Interest expense........       (153)       (20,359)           5,749           (14,763)
Gain on sale of assets..      1,554            --               --              1,554
                           --------       --------           ------        ----------
Income (loss) before
 provision for income
 taxes and extraordinary
 item...................     11,609        (33,750)           5,749           (16,392)
Provision for income
 taxes..................       (199)           199              --                --
                           --------       --------           ------        ----------
Income (loss) before
 extraordinary item.....   $ 11,410       $(33,551)          $5,749        $  (16,392)
                           ========       ========           ======        ==========
Pro forma net loss per
 share (4)(5)...........                                                   $     (.48)
                                                                           ==========
Shares used in computing
 pro forma net loss per
 share (5)..............                                                   34,090,994
                                                                           ==========
EBITDA (6)..............   $ 11,875       $  4,594           $  --         $   16,469



    See Notes to Unaudited Pro Forma Statement of Operations and Other Data.

                          THE PETERSEN COMPANIES, INC.

           UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

                                               SIX MONTHS ENDED JUNE 30, 1997
                          --------------------------------------------------------------------------
                                                                      REORGANIZATION (2),
                          COMPANY PETERSEN                               OFFERING AND
                          ACTUAL   ACTUAL   CONSOLIDATED ELIMINATIONS   REFINANCING (3)   PRO FORMA
                          ------- --------  ------------ ------------ ------------------- ----------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues............   $ --   $120,143    $120,143      $ --            $  --         $  120,143
Production, selling and
 other direct costs.....     --     82,440      82,440        --               --             82,440
                           -----  --------    --------      -----           ------        ----------
Gross profit............     --     37,703      37,703        --               --             37,703
General and administra-
 tive expenses..........       2     8,955       8,957        --               --              8,957
Amortization of goodwill
 and other intangible
 assets.................     --     18,151      18,151        --               --             18,151
                           -----  --------    --------      -----           ------        ----------
Operating income
 (loss).................      (2)   10,597      10,595        --               --             10,595
Interest income.........     --        355         355        --               --                355
Interest expense........     --    (15,853)    (15,853)       --             5,749           (10,104)
Loss on sale of assets..     --        (33)        (33)       --               --                (33)
                           -----  --------    --------      -----           ------        ----------
Income (loss) before mi-
 nority interest and
 provision for income
 taxes..................      (2)   (4,934)     (4,936)       --             5,749               813
Equity in loss of sub-
 sidiary................      (5)      --           (5)         5              --                --
Minority members' equity
 in loss of subsidiary..     --          5           5         (5)             --                --
                           -----  --------    --------      -----           ------        ----------
Income (loss) before
 provision for income
 taxes and extraordinary
 item...................      (7)   (4,929)     (4,936)       --             5,749               813
Provision for income
 taxes..................     --        --          --         --               --                --
                           -----  --------    --------      -----           ------        ----------
Income (loss) before ex-
 traordinary item.......   $  (7) $ (4,929)   $ (4,936)     $ --            $5,749        $      813
                           =====  ========    ========      =====           ======        ==========
Pro forma net income per
 share (4)(5)...........                                                                  $      .02
                                                                                          ==========
Shares used in computing
 pro forma net income
 per share (5)..........                                                                  34,090,994
                                                                                          ==========
EBITDA (6) .............   $  (7) $ 30,030    $    --       $ --            $  --         $   30,023



    See Notes to Unaudited Pro Forma Statement of Operations and Other Data.

      NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA
                            (DOLLARS IN THOUSANDS)

(1) The Acquisition occurred on September 30, 1996. As a result, transactions associated with the Acquisition were not recorded on the books and records of the Predecessor and are not reflected in the actual Statement of Operations Data of the Predecessor. Therefore, the following pro forma adjustments have been made to reflect the transactions associated with the Acquisition for the twelve months ended December 31, 1996 and for the six months ended June 30, 1996, as if the Acquisition had occurred at the beginning of the period presented. The adjustments for the twelve months ended December 31, 1996 only apply to the nine months ended September 30, 1996 since the impact of the Acquisition has been reflected in the actual amounts for the three months ended December 31, 1996.

  (a) Amortization of goodwill and other intangible assets would have increased as follows:

                                          TWELVE MONTHS ENDED SIX MONTHS ENDED
                                           DECEMBER 31, 1996   JUNE 30, 1996
                                          ------------------- ----------------
     Goodwill............................       $17,978           $11,985
     Subscriber list.....................         9,000             6,000
                                                -------           -------
     Total increase in amortization of
      goodwill and other intangible
      assets.............................       $26,978           $17,985
                                                =======           =======

  (b) Had the debt issued to finance the Acquisition been issued at the beginning of the period presented, interest expense would have increased and the deferred financing costs associated with the issuance of the debt would have been amortized during the period. As a result, total interest would have increased as follows:

                               AVERAGE
                               INTEREST   AMOUNT    TWELVE MONTHS ENDED SIX MONTHS ENDED
                                 RATE   OUTSTANDING  DECEMBER 31, 1996   JUNE 30, 1996
                               -------- ----------- ------------------- ----------------
     SENIOR CREDIT FACILITY:
     Tranche A & B term
      loans..................      9.0%  $200,000         $13,500           $ 9,000
     Revolver (commitment
      fee)...................       .5     60,000             225               150
     Additional amortization
      of deferred financing
      costs..................                                 755               504
     SENIOR SUBORDINATED
      NOTES:
     Notes...................   11.125    100,000           8,344             5,563
     Additional amortization
      of deferred financing
      costs..................                                 300               200
     BRIDGE FINANCING
      FACILITY:
     Interest expense........      8.0    100,000             --              1,980
     Amortization of deferred
      financing costs........                                 --              2,962
                                                          -------           -------
     Total additional
      interest expense.......                             $23,124           $20,359
                                                          =======           =======

  (c) As a result of the Acquisition, cash on hand at September 30, 1996 was retained by the Predecessor. Petersen is a limited liability company with a minority interest owned by The Petersen Companies, Inc. These changes result in the following pro forma adjustments for the twelve months ended December 31, 1996 and for the six months ended June 30, 1996, as if the Acquisition had occurred at the beginning of the period presented.

                                          TWELVE MONTHS ENDED SIX MONTHS ENDED
                                           DECEMBER 31, 1996   JUNE 30, 1996
                                          ------------------- ----------------
     Reduction in interest income........        $472               $238
     Reduction in provision for income
      taxes..............................         298                199

      NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

                          (DOLLARS IN THOUSANDS)

    The Predecessor was an S corporation, and as such recorded a provision for certain state taxes. Petersen is a limited liability company, therefore, the obligation for federal and state taxes is that of the members. As a result, the provision for income taxes has been eliminated.

  (d) Subsequent to the Acquisition, management of Petersen implemented a plan to reduce operating costs which included the replacement of the Predecessor's executive management team by Petersen's executive management team, the termination of employees in various corporate and operating positions, a revised travel and entertainment policy and the renegotiation of vendor contracts and the lease governing Petersen's corporate headquarters. As a result of this plan, savings were realized in "Production, selling and other direct costs" and "General and administrative expenses." The following table reflects these savings as if the plan had been implemented at the beginning of the periods presented (in thousands):

                                           TWELVE MONTHS ENDED SIX MONTHS ENDED
                                            DECEMBER 31, 1996   JUNE 30, 1996
                                           ------------------- ----------------
      Production, selling and other
       direct costs:
        Renegotiated lease...............        $   322           $   215
        Employee terminations............          2,351             1,650
        Subleasing of excess space.......            516               344
        Reduced travel and
         entertainment...................            208               139
                                                 -------           -------
        Total savings of production,
         selling and other direct costs..        $ 3,397           $ 2,348
                                                 =======           =======
      General and administrative:
        Employee terminations............        $   488           $   343
        Elimination of Predecessor's
         executive management costs......          4,543             3,029
        New executive management costs...         (1,958)           (1,305)
        Reduced travel and
         entertainment...................            625               417
                                                 -------           -------
        Total savings of general and
         administrative..................        $ 3,698           $ 2,484
                                                 =======           =======

(2) On July 31, 1997, Petersen issued Class D Common Units in exchange for all outstanding Class B Common Units and Class C Common Units. As a result, the Company recorded a non-recurring non-cash compensation charge of $12,180 in the third quarter of 1997. The Company determined the amount of such compensation charge based upon the incremental value transferred in the exchange of the Class B Common Units and Class C Common Units for the Class D Common Units. The value of the Class D Common Units was determined by the Board of Directors as of the date of issuance based primarily upon an independent appraisal of the Company. Such amount has not been reflected in the Pro Forma Statements of Operations Data for any of the periods presented. See "Certain Relationships and Related Transactions."

(3) The column titled "Reorganization, Offering and Refinancing" reflects: (i) net proceeds from the Offering of 6,250,000 shares of Class A Common Stock offered hereby (at an assumed initial public offering price of $16 per share, the midpoint of the range set forth on the cover page of this Prospectus); (ii) the use of the net proceeds as follows: (a) approximately $64,219 to repay a portion of the indebtedness incurred under the Senior Credit Facility and (b) approximately $27,781 (as of June 30, 1997) to redeem $25,000 aggregate principal amount of the Notes and to pay the redemption premium and accrued and unpaid interest thereon; and
    (iii) the refinancing of the remaining amount outstanding under the Senior Credit Facility, as described below, as if each of these transactions had occurred at the beginning of the period presented. As a result, the following pro forma adjustments are required:

      NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA
                            (DOLLARS IN THOUSANDS)


  (a) Interest expense would have been reduced as a result of the reduction in debt. Such reduction would be offset by the amortization of deferred financing costs associated with the paydown of debt. The net savings in interest expense would be as follows:

                                                                SIX      SIX
                                                    TWELVE     MONTHS   MONTHS
                                AVERAGE          MONTHS ENDED  ENDED    ENDED
                                INTEREST AMOUNT  DECEMBER 31, JUNE 30, JUNE 30,
                                  RATE    PAID       1996       1996     1997
                                -------- ------- ------------ -------- --------
      Senior Credit Facility..      9.0% $64,219    $5,780     $2,890   $2,890
      Senior Subordinated
       Notes..................   11.125   25,000     2,781      1,391    1,391
                                                    ------     ------   ------
      Net reduction in
       interest expense
       associated with debt
       reductions.............                      $8,561     $4,281   $4,281
                                                    ======     ======   ======

  (b) Upon completion of the Offering, the Company plans to refinance the remaining amount outstanding under the Senior Credit Facility at a more favorable interest rate. As a result, interest expense will be increased due to the remaining deferred financing costs associated with the Senior Credit Facility being amortized, offset by the interest rate reduction. In addition, costs associated with the new credit facility will be capitalized and amortized over the term of the new debt. For pro forma purposes, only the interest rate reduction and the amortization of new deferred financing costs are included below. The amortization of the deferred financing costs associated with the Senior Credit Facility are treated as an extraordinary item resulting in a decrease in interest expense.

                                REDUCTION                           SIX      SIX
                                   IN                   TWELVE     MONTHS   MONTHS
                                 AVERAGE             MONTHS ENDED  ENDED    ENDED
                                INTEREST    AMOUNT   DECEMBER 31, JUNE 30, JUNE 30,
                                  RATE    REFINANCED     1996       1996     1997
                                --------- ---------- ------------ -------- --------
      Interest rate
       reduction..............    2.25%    $135,781     $3,055     $1,528   $1,528
      Amortize new deferred
       financing costs........                            (120)       (60)     (60)
                                                        ------     ------   ------
      Net decrease in interest
       expense as a result of
       debt refinance.........                          $2,935     $1,468   $1,468
                                                        ======     ======   ======

  As a result of the transactions described in (a) and (b) above, interest expense would have been reduced by $11,496, $5,749 and $5,749 for the twelve months ended December 31, 1996 and the six months ended June 30, 1996 and 1997, respectively.

(4) The pro forma net loss per share excludes the extraordinary loss on early extinguishment of debt of $8,049, $8,049 and $6,986 for the twelve months ended December 31, 1996 and the six months ended June 30, 1996 and 1997, respectively.

(5) Pro forma net income (loss) per share is based on the weighted average shares outstanding after giving effect to 6,250,000 shares to be issued in connection with the Offering and 27,840,994 shares to be issued in connection with the Reorganization (assuming an initial public offering price of $16, the midpoint of the range set forth on the cover page of this Prospectus). See "The Reorganization."

(6) "EBITDA" is defined as income before interest expense, income taxes, depreciation and amortization and gain on sale of assets. EBITDA is not a measure of performance under generally accepted accounting principles ("GAAP"). Such items excluded from income in calculating EBITDA are significant components in understanding and evaluating the Company's financial performance. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity, management understands that EBITDA is customarily used in evaluating the equity value of magazine publishing companies. The EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.

                          THE PETERSEN COMPANIES, INC.

                     UNAUDITED PRO FORMA BALANCE SHEET DATA

                                                            AS OF JUNE 30, 1997
                          -----------------------------------------------------------------------------------------
                               ACTUAL
                          -----------------                               EXCHANGE AND     OFFERING AND
                          COMPANY  PETERSEN  ELIMINATIONS CONSOLIDATED REORGANIZATION (1) REFINANCING (2) PRO FORMA
                          -------  --------  ------------ ------------ ------------------ --------------- ---------
                                                          (DOLLARS IN THOUSANDS)
         ASSETS
Current assets:
 Cash and cash
  equivalents...........  $  --    $  6,923    $   --       $  6,923       $     --          $   (600)    $  6,323
 Accounts receivable,
  net...................     --      24,011        --         24,011             --               --        24,011
 Inventories............     --       3,721        --          3,721             --               --         3,721
 Current portion of
  deferred subscription
  acquisition costs.....     --      40,711        --         40,711             --               --        40,711
 Deferred direct mail
  advertising costs.....     --       2,340        --          2,340             --               --         2,340
 Prepaid expenses and
  other current assets..     --         653        --            653             --               --           653
                          ------   --------    -------      --------       ---------         --------     --------
Total current assets....     --      78,359        --         78,359             --              (600)      77,759
Investment in
 Publishing.............     149        --        (149)          --              --               --           --
Investment in Petersen
 .......................   1,513        --      (1,513)          --              --               --           --
Deferred subscription
 acquisition costs......     --      44,680        --         44,680             --               --        44,680
Property and equipment,
 net....................     --       3,360        --          3,360             --               --         3,360
Goodwill, net...........     --     341,595        --        341,595             --               --       341,595
Subscriber list, net....     --     111,000        --        111,000             --               --       111,000
Deferred financing
 costs..................     --       9,352        --          9,352             --            (6,639)       2,713
Other assets............     --         631        --            631             --               --           631
                          ------   --------    -------      --------       ---------         --------     --------
Total assets............  $1,662   $588,977    $(1,662)     $588,977       $     --          $ (7,239)    $581,738
                          ======   ========    =======      ========       =========         ========     ========
 LIABILITIES AND EQUITY
Current liabilities:
 Accounts payable and
  accrued liabilities...  $  --    $ 16,623    $   --       $ 16,623       $     --          $    --      $ 16,623
 Accrued payroll and
  related costs.........     --       4,098        --          4,098             --               --         4,098
 Accrued interest.......     --       3,628        --          3,628             --               --         3,628
 Customer incentive
  bonuses...............     --       5,735        --          5,735             --               --         5,735
 Current portion of
  unearned subscription
  revenues, net.........     --      69,517        --         69,517             --               --        69,517
 Current portion of
  long-term debt........     --       6,000        --          6,000             --            (6,000)         --
 Other accrued expenses
  and current
  liabilities...........     --         261        --            261             --               --           261
                          ------   --------    -------      --------       ---------         --------     --------
Total current
 liabilities............     --     105,862        --        105,862             --            (6,000)      99,862
Unearned subscription
 revenues, net..........     --      52,071        --         52,071             --               --        52,071
Senior credit facility..     --     171,750        --        171,750             --           (58,219)     113,531
Senior subordinated
 notes..................     --     100,000        --        100,000             --           (25,000)      75,000
Other noncurrent
 liabilities............     --       8,664        --          8,664             --               --         8,664
                          ------   --------    -------      --------       ---------         --------     --------
Total liabilities.......     --     438,347        --        438,347             --           (89,219)     349,128
Due to minority
 members................     --         149       (149)          --              --               --           --
Members' equity:
 Common units...........     --       1,707        --          1,707          (1,707)             --           --
 Preferred units........     --     181,464        --        181,464        (181,464)             --           --
 Accumulated deficit....     --     (30,942)       --        (30,942)         30,942              --           --
 Less: Notes receivable
  from related parties..     --      (1,748)       --         (1,748)          1,748              --           --
                          ------   --------    -------      --------       ---------         --------     --------
Total members' equity...     --     150,481        --        150,481        (150,481)             --           --
                          ------   --------    -------      --------       ---------         --------     --------
Stockholders' equity:
 Common stock...........   1,682        --      (1,529)          153             126               62          341
 Additional paid-in
  capital...............     --         --         --            --          195,225           89,157      284,382
 Accumulated deficit....     (18)       --          16            (2)        (43,122)          (7,239)     (50,363)
 Less: Notes receivable
  from related parties..      (2)       --         --             (2)         (1,748)             --        (1,750)
                          ------   --------    -------      --------       ---------         --------     --------
Total stockholders'
 equity.................   1,662        --      (1,513)          149         150,481           81,980      232,610
                          ------   --------    -------      --------       ---------         --------     --------
Total liabilities and
 equity.................  $1,662   $588,977    $(1,662)     $588,977       $     --          $ (7,239)    $581,738
                          ======   ========    =======      ========       =========         ========     ========

              See Notes to Unaudited Pro Forma Balance Sheet Data.

                NOTES TO UNAUDITED PRO FORMA BALANCE SHEET DATA

                          (DOLLARS IN THOUSANDS)

  (1) On July 31, 1997, Petersen issued Class D Common Units in exchange for all outstanding Class B Common Units and Class C Common Units in the Exchange. As a result, the Company recorded a non-recurring non-cash compensation charge of $12,180 in the third quarter of 1997. Such amount has been reflected in the pro forma balance sheet data. In connection with the Reorganization, all of the outstanding Preferred Units and Common Units will be converted into shares of Common Stock. As a result, the members' equity of the limited liability company will be transferred into the appropriate equity account of the Company.

  (2) The column titled "Offering and Refinancing" reflects the following pro forma adjustments as if each of the following transactions had occurred at June 30, 1997:

    (a) net proceeds from the Offering of 6,250,000 shares of Class A Common Stock offered hereby (at an initial public offering price of $16 per share, the midpoint of the range set forth on the cover page of this Prospectus). As a result, Common Stock would have increased by $62 and additional paid-in capital would have increased by $89,157.

    (b) the use of the net proceeds as follows: (i) approximately $64,219 to repay a portion of the indebtedness incurred under the Senior Credit Facility (6,000 of which is current and $58,219 of which is noncurrent) and (ii) approximately $27,781 (as of June 30, 1997) to redeem $25,000 aggregate principal amount of the Notes and to pay the redemption premium and accrued and unpaid interest thereon. As a result of the reduction in the Notes and the Senior Credit Facility, deferred financing costs of $3,211 were written off.

    (c) the refinancing of the remaining amount outstanding under the Senior Credit Facility. Costs of $600 are anticipated to be incurred in connection with the refinancing. In addition, a write off of $4,028 would have been recorded, representing the remaining unamortized deferred financing costs associated with the Senior Credit Facility.

      As a result of the transactions described in (b) and (c) above, deferred financing costs associated with the Senior Credit Facility totaling $7,239 would have been written off. In addition, deferred financing costs estimated to be $600 associated with the New Credit Facility would have been capitalized. This would have resulted in a net decrease in deferred financing costs of $6,639.

                      SELECTED HISTORICAL FINANCIAL DATA

  The following table presents selected historical financial data of: (i) the Predecessor for each of the four years in the period ended November 30, 1995 and the ten months ended September 30, 1996, which have been derived from the audited financial statements of the Predecessor and (ii) Petersen for the three months ended December 31, 1996 and the six months ended June 30, 1997, which have been derived from the audited financial statements of Petersen. The audited financial statements of the Predecessor for each of the two years in the period ended November 30, 1995 and the ten months ended September 30, 1996 and of Petersen for the three months ended December 31, 1996 and the six months ended June 30, 1997 that appear elsewhere in this Prospectus. Each of the audited financial statements referred to above have been audited by Ernst & Young LLP, independent certified public accountants. The selected historical financial data of the Predecessor for the ten months ended September 30, 1995, the three months ended December 31, 1995 and the six months ended June 30, 1996 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim period. Results for the six months ended June 30, 1997 are not necessarily indicative of results that may be expected for the entire year. The Acquisition was accounted for using the purchase method of accounting. Accordingly, certain of the historical financial data of the Predecessor is not comparable to that of Petersen. The selected historical financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the accompanying notes thereto included elsewhere in this Prospectus.

                                                     PREDECESSOR (1)
                              ---------------------------------------------------------
                                                                         TEN MONTHS
                                                                            ENDED
                                    YEAR ENDED NOVEMBER 30,             SEPTEMBER 30,
                              --------------------------------------  ------------------
                                1992      1993      1994      1995      1995      1996
                              --------  --------  --------  --------  --------  --------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
 (3):
Net revenues:
 Advertising....              $103,539  $105,991  $117,433  $124,310  $103,422  $112,525
 Newsstand......                34,499    37,507    40,048    39,889    33,326    34,318
 Subscriptions..                40,324    41,258    42,639    43,901    36,811    36,474
 Other..........                 3,281     2,456     2,672     6,415     5,841     6,297
                              --------  --------  --------  --------  --------  --------
 Net revenues...               181,643   187,212   202,792   214,515   179,400   189,614
Production,
 selling and
 other direct
 costs..........               135,155   142,254   149,586   171,579   140,831   148,874
                              --------  --------  --------  --------  --------  --------
Gross profit....                46,488    44,958    53,206    42,936    38,569    40,740
General and
 administrative
 expenses.......                32,328    35,604    33,267    28,145    23,537    24,650
Amortization of
 goodwill and
 other
 intangible
 assets.........                 1,235       198       421       433       355       339
                              --------  --------  --------  --------  --------  --------
Operating income
 (loss).........                12,925     9,156    19,518    14,358    14,677    15,751
Interest income
 ...............                   856       317       476       549       428       537
Interest
 expense........                   --        --        --        --        --       (185)
Gain (loss) on
 sale of assets
 and minority
 members' equity
 in loss of
 subsidiary.....                   --        --        --        --        --      1,554
                              --------  --------  --------  --------  --------  --------
Income (loss)
 before
 provision for
 income taxes...                13,781     9,473    19,994    14,907    15,105    17,657
Provision for
 income taxes
 (4)............                  (267)     (251)     (698)     (549)     (458)     (331)
                              --------  --------  --------  --------  --------  --------
 Net income
  (loss)........                13,514     9,222    19,296    14,358    14,647    17,326
Preferred unit
 dividends......                   --        --        --        --        --        --
                              --------  --------  --------  --------  --------  --------
Net income
 (loss)
 attributable to
 common units...              $ 13,514  $  9,222  $ 19,296  $ 14,358  $ 14,647  $ 17,326
                              ========  ========  ========  ========  ========  ========
Pro forma loss
 per share (5)..

Pro forma
 weighted
 average number
 of shares
 outstanding
 (5)............


                                        PETERSEN (2) PREDECESSOR (1) PETERSEN (2)
                               --------------------- --------------- ------------

                                   THREE MONTHS               SIX MONTHS
                                ENDED DECEMBER 31,          ENDED JUNE 30,
                               --------------------- ----------------------------
                                1995        1996          1996           1997
                               -------  ------------ --------------- ------------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
 (3):
Net revenues:
 Advertising....               $29,362   $   31,912      $67,397      $   73,438
 Newsstand......                 9,338       10,037       21,281          21,249
 Subscriptions..                10,725       10,404       21,828          21,736
 Other..........                 1,513          924        4,534           3,720
                               -------   ----------      -------      ----------
 Net revenues...                50,938       53,277      115,040         120,143
Production,
 selling and
 other direct
 costs..........                42,342       41,223       91,971          82,440
                               -------   ----------      -------      ----------
Gross profit....                 8,596       12,054       23,069          37,703
General and
 administrative
 expenses.......                 8,952        2,666       12,903           8,955
Amortization of
 goodwill and
 other
 intangible
 assets.........                   111        8,992          196          18,151
                               -------   ----------      -------      ----------
Operating income
 (loss).........                  (467)         396        9,970          10,597
Interest income
 ...............                   210          113          238             355
Interest
 expense........                    (1)     (11,114)        (153)        (15,853)
Gain (loss) on
 sale of assets
 and minority
 members' equity
 in loss of
 subsidiary.....                    13           11        1,554             (28)
                               -------   ----------      -------      ----------
Income (loss)
 before
 provision for
 income taxes...                  (245)     (10,594)      11,609          (4,929)
Provision for
 income taxes
 (4)............                  (138)         --          (199)            --
                               -------   ----------      -------      ----------
 Net income
  (loss)........                  (383)     (10,594)      11,410          (4,929)
Preferred unit
 dividends......                   --           --           --          (15,419)
                               -------   ----------      -------      ----------
Net income
 (loss)
 attributable to
 common units...               $  (383)  $  (10,594)     $11,410      $  (20,348)
                               =======   ==========      =======      ==========
Pro forma loss
 per share (5)..                         $     (.38)                  $     (.73)
                                         ==========                   ==========
Pro forma
 weighted
 average number
 of shares
 outstanding
 (5)............                         27,840,994                   27,840,994
                                         ==========                   ==========

                                           (footnotes appear on following page)

                                                       PREDECESSOR (1)
                                    ---------------------------------------------------
                                                                           TEN MONTHS
                                                                             ENDED
                                        YEAR ENDED NOVEMBER 30,          SEPTEMBER 30,
                                    -----------------------------------  ---------------
                                     1992     1993      1994     1995     1995    1996
                                    -------  -------  --------  -------  ------  -------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA:
Depreciation and
 amortization...                    $ 3,381  $ 3,137  $  3,118  $ 3,439  $2,704  $ 2,704
Capital
 expenditures...                      1,419    4,739     2,866    4,423   3,492      768
EBITDA (7)......                     17,162   12,610    23,112   18,346  17,809   20,546
Cash provided by
 operating
 activities.....                      2,479   10,680    27,059    9,593   5,530   24,719
Cash provided by
 (used in)
 investing
 activities.....                     11,545      (30)  (14,478)   2,254   3,185    5,421
Cash provided by
 (used in)
 financing
 activities.....                    (14,013) (14,901)  (17,382)  (6,092) (5,377) (27,625)
BALANCE SHEET DATA (AT PERIOD END)
 (3):
Cash and cash
 equivalents....                    $13,235  $ 8,984  $  4,183  $ 9,938          $12,453
Working capital
 deficiency
 (8)............                      1,591   (3,629)  (11,027)   5,760           (2,791)
Total assets....                     93,027   98,389   119,454  136,803          124,483
Total long-term
 debt, including
 current
 portion........                        --       --        --       --               --
Total equity
 (capital
 deficiency)....                      4,126   (1,553)      361    8,627          (1,672)

                                           PETERSEN (2) PREDECESSOR (1) PETERSEN (2)
                                    ------------------- --------------- ------------

                                       THREE MONTHS           SIX MONTHS ENDED
                                    ENDED DECEMBER 31,            JUNE 30,
                                    ------------------- ----------------------------
                                     1995      1996          1996           1997
                                    ------ ------------ --------------- ------------
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA:
Depreciation and
 amortization...                    $1,015   $  9,570       $1,667        $19,106
Capital
 expenditures...                       878        --           463            228
EBITDA (7)......                       771     10,090       11,875         30,030
Cash provided by
 operating
 activities.....                       N/A     22,376       23,808         18,119
Cash provided by
 (used in)
 investing
 activities.....                       N/A   (465,652)       1,704          2,183
Cash provided by
 (used in)
 financing
 activities.....                       N/A    451,037       (2,425)       (21,140)
BALANCE SHEET DATA (AT PERIOD END)
 (3):
Cash and cash
 equivalents....                             $  7,761                     $ 6,923
Working capital
 deficiency
 (8)............                              (18,484)                    (27,503)
Total assets....                              604,073                     588,977
Total long-term
 debt, including
 current
 portion........                              300,000                     277,750
Total equity
 (capital
 deficiency)....                              154,300                     150,481

(footnotes from previous page)

-------
(1) The Predecessor's fiscal year ended on November 30.
(2) Petersen's fiscal year ends on December 31.
(3) Certain reclassifications have been made to the balance sheet and statements of operations for each of the four years in the period ended November 30, 1995 and the consolidated balance sheet and statements of operations for the three months ended December 31, 1996 to conform their presentation to the presentation for the six months ended June 30, 1997.

(4) Subscription revenues are shown net of agency commissions of $33,998, $38,616, $42,000, $49,503, $41,194, $45,554, $12,662, $13,804, $26,940,
    and $27,723 for the fiscal years ended November 30, 1992, 1993, 1994 and 1995, the ten months ended September 30, 1995 and 1996, the three months ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively.

(5) Consists of state and local income taxes. As a subchapter S corporation under the Code, the Predecessor was not subject to U.S. federal income taxes or most state income taxes. Instead, such taxes have been paid by the Predecessor's stockholder. The Predecessor periodically paid dividends to its stockholder in respect of such tax liabilities. Prior to the Reorganization, Petersen and Publishing were limited liability companies and were not subject to U.S. federal income taxes or most state taxes. Instead, such taxes were paid by Petersen's equity holders.

(6) Pro forma loss per share is based on the weighted average shares outstanding after giving retroactive effect to 27,840,994 shares to be issued in connection with the Reorganization (assuming an initial public offering price of $16, the midpoint of the range set forth on the cover page of this Prospectus). See "The Reorganization."

(7) "EBITDA" is defined as income before interest expense, income taxes, depreciation and amortization and gain on sale of assets. EBITDA is not a measure of performance under GAAP. Such items excluded in calculating EBITDA are significant components in understanding and evaluating the Company's financial performance. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used in evaluating the equity value of the magazine publishing companies. The EBITDA measures presented herein may not be comparable to similarly titled measures of other companies.

(8) The calculation of working capital deficiency includes the current portions of unearned subscription revenues, a non-cash obligation of the Company, and deferred subscription acquisition costs. Excluding the current portions of unearned subscription revenues and deferred subscription acquisition costs, the Company's working capital would have been as follows: Fiscal 1992--$22,251; Fiscal 1993--$18,312; Fiscal 1994--
    $13,367; Fiscal 1995--$32,429; ten months ended September 30, 1996--
    $23,652; three months ended December 31, 1996--$8,844; and six months ended June 30, 1997--$1,303.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  The Company is a leading publisher of special-interest magazines with a diverse portfolio of 78 publications, including 25 monthly, 11 bi-monthly and 42 single issue or annual publications. The Company operates primarily within the expanding special-interest segment of the consumer magazine publishing market. According to a survey by VSA of 84 general-interest and 111 special-interest magazines, special-interest magazine publishing has been the fastest growing sector of the consumer magazine industry over the last five year period. The Company had net revenues of $120.1 million for the six months ended June 30, 1997.

  The Company's principal sources of revenues from the publication of its magazines are derived from advertising and circulation. Circulation revenues are generated from subscription, newsstand and list rental sales. For the six months ended June 30, 1997, approximately 61.1% of the Company's revenues were from advertising, 35.8% were from circulation (including 16.8% from subscription sales (net of agency commissions), 17.7% from newsstand sales and 1.3% from list rentals) and approximately 3.1% were from other sources. Advertising revenues of the Company, as well as those of the consumer magazine industry in general, are cyclical and dependent upon general economic conditions. As compared to general-interest magazines publishers, however, the Company believes that its advertising revenues are less susceptible to changes in general economic conditions due to the diversity of its publications and the endemic nature of its advertiser base. No single advertiser has comprised more than 5.0% of the Company's advertising revenues during any of the last three years. In addition, the Company's top 20 advertisers only accounted for approximately 30% of total advertising revenues for the twelve months ended December 31, 1996. The Company anticipates that its revenues from manufacturers of tobacco related products will decrease in the future as a result of the resolution of certain litigation involving such manufacturers. Advertising revenues from such manufacturers were $6.9 million for the twelve months ended December 31, 1996 and $3.9 million for the six months ended June 30, 1997. The Company's revenues are generated predominantly from U.S. sources.

  The principal components of the Company's production and selling costs are raw materials, advertising sales, distribution, printing and binding and editorial expenses, which represented approximately 20.7%, 16.2%, 13.6%, 11.5% and 11.0%, respectively, of the Company's cost of sales in the six months ended June 30, 1997. The Company's principal raw material is paper. Paper supply and prices are subject to volatility. The supply and prices of paper may be significantly affected by many factors, including market fluctuations and economic, political and weather conditions. Following the Acquisition, the Company secured sufficient paper to meet its projected raw material needs through the end of 1997 at a fixed price. The Company is currently in discussions regarding the terms on which the Company will purchase paper in 1998. There can be no assurance that the Company will be able to reach agreement on terms favorable to the Company. The Company currently purchases all of its paper requirements on an as needed basis. As a result, the Company does not carry a significant amount of paper in inventory. The Company has a long-term agreement with World Color to print all of its magazines. The Company's advertising and sales expense comprises salaries, commissions, travel and entertainment, marketing, promotions and research. In addition, the Company believes that its editorial expenses are lower because, among other reasons, most of its editorial staff is not located in New York City. See "Risk Factors--Risks Associated with Fluctuations in Paper Costs and Postal Rates" and "Business--Production, Distribution and Fulfillment" and "--Raw Materials."

  Since the Acquisition, the Company has expended significant resources to increase direct subscription sales, develop its subscriber database and establish Petersen Enterprises to pursue ancillary revenue opportunities. In addition, the Company has made improvements in its Youth Group publications, including refocusing the editorial content and improving the design of Teen and adding staff at All About You!. These investments are expected to aggregate $9.0 million for the twelve months ended December 31, 1997. The Company believes the return on such investments will be realized in future periods. See "Business--Business and Operating Strategy."

  The Acquisition was accounted for using the purchase method of accounting. As a result, the Acquisition has affected and will continue to affect the Company's results of operations in certain significant respects. The aggregate purchase price of the Acquisition (including expenses and reflecting the receipt of a $2.5 million purchase price adjustment) was approximately $462.8 million plus the assumption of unearned subscription revenue and other liabilities of approximately $49.0 which has been allocated to the tangible and intangible assets acquired and liabilities assumed by the Company based upon their respective fair values as of the acquisition date. The allocation of the purchase price of the assets acquired in the Acquisition has resulted in annual depreciation and amortization expense of approximately $35.0 million per year. The Predecessor's historical annual depreciation and amortization expense over the past five years has been less than $4.5 million per year.

  Prior to the Acquisition, the Predecessor was operated as an S corporation under the Code. As a result, it did not incur federal and state income taxes. Federal and state income taxes (except with respect to certain states) attributable to the Predecessor's income during such periods were incurred and paid directly by the Predecessor's stockholder. The Predecessor made periodic distributions to its stockholder in respect of such tax liability. As a limited liability company, Petersen also does not incur federal and state income taxes. Federal and state income taxes attributable to Petersen's income and tax benefit attributable to Petersen's losses will be incurred directly by Petersen's equity holders. Accordingly, no discussion of income taxes is included in "Results of Operations" below. Any tax benefit attributable to losses generated by Petersen prior to the Reorganization will not be available to the Company. As a C corporation, the Company is fully subject to federal and state income taxation.

RESULTS OF OPERATIONS

  The following table summarizes historical results of operations as a percentage of net revenues of: (i) the Predecessor for (a) the years ended November 30, 1994 and 1995, (b) the ten months ended September 30, 1995 and 1996, (c) the three months ended December 31, 1995, and (d) the six months ended June 30, 1996; and (ii) Petersen for (a) the three months ended December 31, 1996 and (b) the six months ended June 30, 1997.

                                         PREDECESSOR                    PETERSEN PREDECESSOR PETERSEN
                         ---------------------------------------------- -------- ----------- --------
                          YEAR ENDED     TEN MONTHS ENDED    THREE MONTHS ENDED    SIX MONTHS ENDED
                         NOVEMBER 30,      SEPTEMBER 30,        DECEMBER 31,           JUNE 30,
                         --------------  -----------------  -------------------- --------------------
                          1994    1995      1995     1996      1995       1996      1996       1997
                         ------  ------  ----------- -----  ----------- -------- ----------- --------
                                         (UNAUDITED)        (UNAUDITED)          (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Net revenues:
 Advertising............   57.9%   57.9%     57.6%    59.3%     57.6%     59.9%      58.6%     61.1%
 Newsstand..............   19.7    18.6      18.6     18.1      18.3      18.8       18.5      17.7
 Subscriptions, net.....   21.0    20.5      20.5     19.2      21.1      19.5       19.0      18.1
 Other..................    1.4     3.0       3.3      3.4       3.0       1.8        3.9       3.1
                         ------  ------     -----    -----     -----     -----      -----     -----
 Total net revenues.....  100.0%  100.0%    100.0%   100.0%    100.0%    100.0%     100.0%    100.0%
 Production, selling and
  other direct costs....   73.8    80.0      78.5     78.5      83.1      77.4       79.9      68.6
                         ------  ------     -----    -----     -----     -----      -----     -----
 Gross profit...........   26.2    20.0      21.5     21.5      16.9      22.6       20.1      31.4
 General and
  administrative
  expenses..............   16.4    13.1      13.1     13.0      17.6       5.0       11.2       7.5
 Amortization of
  goodwill and other
  intangible assets.....     .2      .2        .2       .2        .2      16.9         .2      15.1
                         ------  ------     -----    -----     -----     -----      -----     -----
 Operating income (loss)
  ......................    9.6     6.7       8.2      8.3       N/A        .7        8.7       8.8
 Interest expense.......     --      --        --       .1        --      20.9         .1      13.2
 Net income ............    9.5%    6.7%      8.2%     9.1%      N/A       N/A        9.9%      N/A
 OTHER DATA:
 EBITDA.................   11.4%    8.6%      9.9%    10.8%      1.5%     18.9%      10.3%     25.0%

 PETERSEN SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO PREDECESSOR SIX MONTHS ENDED JUNE 30, 1996

  Net revenues. Net revenues increased $5.1 million, or 4.4%, to $120.1 million for the six months ended June 30, 1997 from $115.0 million for the six months ended June 30, 1996. This increase is primarily the result of a $6.0 million, or 9.0%, increase in advertising revenues, offset by a $.1 million decline in circulation revenues, a $.5 million decline in miscellaneous revenues (mainly reprint revenues) and a $.3 million decline in show revenues. The increase in advertising revenues was due principally to: (i) an overall increase in the Company's advertising rates; (ii) higher advertising revenues by Motor Trend, Teen and Hot Rod; and (iii) additional revenues from relatively new and start-up publications. In December 1996 and June 1997, the Company discontinued the publication of Sassy and Petersen's Golfing, respectively. Net revenues for the period ended June 30, 1996 for those two publications were $4.7 million (comprised of $2.9 million in advertising, $1.7 million in subscription and newsstand, and $.1 million other). Net revenues, excluding these two discontinued publications, increased $9.8 million, or 8.9%, to $120.1 million for the six months ended June 30, 1997 from $110.4 million for the six months ended June 30, 1996.

  Production, selling and other direct costs. Production, selling and other direct costs decreased $9.5 million, or 10.4%, to $82.4 million for the six months ended June 30, 1997 from $91.9 million for the six months ended June 30, 1996. Production, selling and other direct costs decreased as a percentage of net revenues to 68.6% from 79.9% for the same periods. The successful implementation of the Company's operating improvements contributed to the decrease in production, selling and other direct costs. This decrease is primarily comprised of a $6.7 million, or 28.2%, decrease in paper costs, a $1.1 million, or 10.7%, decrease in printing expenses and a $3.4 million, or 13.5%, decrease in editorial and advertising sales expenses.

  Other expenses. General and administrative expenses decreased $3.9 million, or 30.6%, to $9.0 million for the six months ended June 30, 1997 from $12.9 million for the six months ended June 30, 1996. General and administrative expenses decreased as a percentage of net revenues to 7.5% from 11.2% for the same periods. The successful implementation of the Company's operating improvements, including personnel and other operating expense reductions, contributed to the decrease in general and administrative expenses. Amortization of goodwill and other intangible assets increased to $18.2 million for the six months ended June 30, 1997 from $.2 million for the six months ended June 30, 1996. This expense represents amortization of goodwill and the subscribers list purchased in the Acquisition.

  Operating income. Operating income increased $.6 million, or 6.3%, to $10.6 million for the six months ended June 30, 1997 from $10.0 million for the six months ended June 30, 1996, for the reasons stated above. Operating income increased as a percentage of net revenues to 8.8% from 8.7% for the same periods.

  Interest expense. Interest expense increased $15.7 million to $15.9 million for the six months ended June 30, 1997 from $.2 million for the six months ended June 30, 1996. This increase is the result of indebtedness incurred under the Senior Credit Facility and the Notes in connection with the Acquisition.

  Net income (loss). The net loss was $4.9 million for the six months ended June 30, 1997 as compared to net income of $11.4 million for the six months ended June 30, 1996. This decrease is primarily the result of the increases in interest and amortization expenses as stated above.

 PETERSEN THREE MONTHS ENDED DECEMBER 31, 1996 COMPARED TO PREDECESSOR THREE MONTHS ENDED DECEMBER 31, 1995.

  Net Revenues. Net revenues increased $2.3 million, or 4.6%, to $53.2 million for the three months ended December 31, 1996 from $50.9 million for the three months ended December 31, 1995. This increase is primarily the result of a $2.6 million or 8.7% increase in advertising revenues, offset by a $.6 million decline in miscellaneous revenues (primarily reprint revenues). The increase in advertising revenues was due principally to: (i) an overall increase in the Company's advertising rates; (ii) higher advertising revenues by Motor Trend,

Teen and Hot Rod; and (iii) additional revenues from relatively new and start-up publications. In December 1996, the Company discontinued the publication of Sassy. Net revenues for the period ended December 31, 1996 for this publication were $.5 million (comprised of $.3 million in advertising and $.2 million in circulation).

  Production, selling and other direct costs. Production, selling and other direct costs decreased $1.1 million, or 2.6%, to $41.2 million for the three months ended December 31, 1996 from $42.3 million for the three months ended December 31, 1995. Production, selling and other direct costs decreased as a percentage of net revenues to 77.4% from 83.1% for the same periods. The successful implementation of the Company's operating improvements contributed to the decrease in production, selling and other direct costs. This decrease is primarily comprised of a $2.0 million, or 18.6%, decrease in paper costs offset by a $1.1 million, or 84.0%, increase in circulation promotion for the same periods.

  Other expenses. General and administrative expenses decreased $6.3 million, or 70.2%, to $2.7 million for the three months ended December 31, 1996 from $9.0 million for the three months ended December 31, 1995. General and administrative expenses decreased as a percentage of net revenues to 5.0% from 17.6% for the same periods. The successful implementation of the Company's operating improvements, including personnel and other operating expense reductions, contributed to the decrease in general and administrative expenses. Amortization of goodwill and other intangible assets increased to $9.0 million for the three months ended December 31, 1996 from $.1 million for the three months ended December 31, 1995. This expense represents amortization of goodwill and the subscribers list purchased in the Acquisition.

  Operating income (loss). Operating income was $.4 million for the three months ended December 31, 1996 as compared to an operating loss of $.5 million for the three months ended December 31, 1995, for the reasons stated above.

  Interest expense. Interest expense was $11.1 million, for the three months ended December 31, 1996 as compared to interest expense of $.0 million for the three months ended December 31, 1995. This increase is the result of indebtedness incurred under the Senior Credit Facility, the Bridge Financing Facility and the Notes in connection with the Acquisition.

  Net loss. Net loss increased $10.2 million to $10.6 million for the three months ended December 31, 1996 from $.4 million for the three months ended December 31, 1995. This increase is primarily the result of the increased interest and amortization expenses as stated above.

 PREDECESSOR TEN MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO PREDECESSOR TEN MONTHS ENDED SEPTEMBER 30, 1995

  Net revenues. Net revenues increased $10.2 million, or 5.7%, to $189.6 million for the ten months ended September 30, 1996 from $179.4 million for the ten months ended September 30, 1995. This increase is primarily the result of a $9.1 million or 8.8% increase in advertising revenue and a $.7 million, or .9%, increase in circulation revenues. The increase in advertising revenues was due principally to: (i) an overall increase in the Company's advertising rates and (ii) higher advertising revenues generated by Motor Trend and Teen. The increase in newsstand revenues was due principally to increased sales of Teen and All About You!

  Production, selling and other direct costs. Production, selling and other direct costs increased $8.0 million, or 5.7%, to $148.8 million for the ten months ended September 30, 1996 from $140.8 million for the ten months ended September 30, 1995. Production, selling and other direct costs, as a percentage of net revenues, remained constant at 78.5% for the same periods. This dollar increase was primarily the result of increased paper costs and incremental production costs. See "--Overview."

  Other expenses. General and administrative expenses increased $1.1 million, or 4.7%, to $24.6 million for the ten months ended September 30, 1996 from $23.5 million for the ten months ended September 30, 1995. General and administrative expenses decreased as a percentage of net revenues to 13.0% from 13.1% for the same periods. This increase was primarily the result of an accrual of $.8 million for litigation expenses. This litigation remains the responsibility of the seller under the terms of the Acquisition.

  Operating income. Operating income increased $1.1 million, or 7.3%, to $15.8 million for the ten months ended September 30, 1996 from $14.7 million for the ten months ended September 30, 1995, for the reasons stated above. Operating income increased as a percentage of net revenues to 8.3% from 8.2% for the same periods.

  Net income. Net income increased $2.7 million or 18.3% to $17.3 million for the ten months ended September 30, 1996 from $14.6 million for the ten months ended September 30, 1995, for the reasons stated above. Net income increased as a percentage of net revenues to 9.1% from 8.2% for the same periods.

 PREDECESSOR YEAR ENDED NOVEMBER 30, 1995 COMPARED TO PREDECESSOR YEAR ENDED NOVEMBER 30, 1994

  Net revenues. Net revenues for the year ended November 30, 1995 increased $11.7 million, or 5.8%, to $214.5 million from $202.8 million for the year ended November 30, 1994. Of this increase, advertising revenue accounted for $6.9 million, revenues generated from the newly-established trade show and event group accounted for $2.8 million and circulation revenue accounted for $1.1 million. The increase in advertising revenue was principally due to the Company's acquisition of Sassy in December 1994.

  Production, selling and other direct costs. Production, selling and other direct costs increased $22.0 million, or 14.7%, to $171.6 million for the year ended November 30, 1995 from $149.6 million for the year ended November 30, 1994. Production, selling and other direct costs as a percentage of net revenues increased to 80.0% from 73.8% for the same period. This increase is primarily the result of the cost of launching new magazine titles, additional costs associated with the publication of Sassy and increases in paper prices and postal rates.

  Other expenses. General and administrative expenses decreased $5.1 million, or 15.4%, to $28.1 million for the year ended November 30, 1995 from $33.2 million for the year ended November 30, 1994. General and administrative expenses decreased as a percentage of net revenues to 13.2% from 16.4% for the same period. This decrease is primarily the result of lower compensation expense for Mr. Petersen.

  Operating income. Operating income decreased $5.2 million, or 26.4%, to $14.3 million for the year ended November 30, 1995 from $19.5 million for the year ended November 30, 1994, for the reasons stated above. Operating income as a percentage of net revenues decreased to 6.7% from 9.6% for the same periods.

  Net income. Net income decreased $4.9 million, or 25.6%, to $14.4 million for the years ended November 30, 1995 from $19.3 million for the year ended November 30, 1994 for the reasons stated above. Net income as a percentage of net revenues decreased to 6.7% from 9.5% for the same period.

LIQUIDITY AND CAPITAL RESOURCES

  Cash and cash equivalents totaled $6.9 million and working capital deficiency totaled $27.5 million at June 30, 1997. At December 31, 1996, cash and cash equivalents totaled $7.8 million and working capital deficiency totaled $18.5 million. The decrease in working capital from December 31, 1996 to June 30, 1997 resulted primarily from a $22.3 million repayment of bank borrowings offset by cash generated from operations. Excluding the current portion of unearned subscription revenues and deferred subscription acquisition costs, working capital totaled $1.3 million at June 30, 1997 and $8.8 million at December 31, 1996.

  The Company's net cash provided by operations was $18.1 million for the six months ended June 30, 1997 compared to $23.8 million for the six months ended June 30, 1996. Of this difference, $10.5 million relates to changes in inventory and $16.5 million relates to decreased net income, offset by a $19.1 million increase in depreciation and amortization and an aggregate $5.8 million increase in accrued liabilities. Net cash provided by operations was $24.7 million, $9.6 million and $27.1 million in the ten months ended September 30, 1996 and years ended November 30, 1995 and 1994, respectively.

  The Company's net cash provided by investing activities was $2.2 million for the six months ended June 30, 1997, as compared to $1.7 million for the six months ended June 30, 1996, which included $2.5 million in proceeds in the sale of its Viking Color pre-press operations. Net cash provided by (used in) investing activities was $5.4 million, $2.3 million and $(14.5) million in the ten months ended September 30, 1996 and years ended November 30, 1995 and 1994, respectively. The Company's operations are not capital intensive. The Company's capital expenditures were $.2 million and $.5 million in the six months ended June 30, 1997 and 1996, respectively, and $.8 million, $4.4 million and $2.9 million in the ten months ended September 30, 1996 and the fiscal years ended November 30, 1995 and 1994, respectively.

  The Company's net cash used in financing activities for the six months ended June 30, 1997 was comprised of $22.3 million of repayments of borrowings under the Senior Credit Facility. Of this amount, $21.8 million represented an early repayment. Net cash used in financing activities in prior years, comprised principally of distribution of Predecessor's S corporation earnings to its stockholder and changes in advances to other divisions of Petersen, were $27.6 million and $6.1 million and $17.4 million for the ten months ended September 30, 1996 and the years ended November 30, 1995 and 1994, respectively.

  The Company's EBITDA (excluding the impact of the sale of its Viking Color pre-press operations in 1996) increased $18.1 million, or 152.9%, to $30.0 million for the six months ended June 30, 1997 from $11.9 million for the six months ended June 30, 1996. EBITDA as a percentage of net revenues increased to 25.0% from 10.3% for the same periods. The Company's EBITDA increased $9.3 million to $10.1 million for the three months ended December 31, 1996 from $.8 million for the three months ended December 31, 1995. EBITDA as a percentage of net revenues increased to 18.9% from 1.5% for the same periods. The successful implementation of the Company's operating improvements contributed to these increases in EBITDA.

  To finance the Acquisition, the Company: (i) borrowed $200.0 million under the $260.0 million Senior Credit Facility; (ii) borrowed $100.0 million under the Bridge Financing Facility; and (iii) received equity contributions of $165.3 million from the Investor Group led by Willis Stein, James D. Dunning, Jr. and certain members of the Company's senior management. Following the Acquisition, the Company issued $100.0 million aggregate principal amount of the Notes, the proceeds of which were used to repay the Bridge Financing Facility.

  The Senior Credit Facility consists of a $100.0 million Tranche A term loan and a $100.0 million Tranche B term loan, maturing on December 31, 2002 and September 30, 2004, respectively. The Company has repaid $11.0 million of the $100.0 million Tranche A term loan and $11.3 million of the $100.0 million Tranche B term loan as of August 31, 1997. In addition, the Senior Credit Facility provides borrowings under a revolving facility in the maximum principal amount of $60.0 million. The Tranche A term loan generally amortizes in increasing increments prior to maturity; the Tranche B term loan is payable primarily in balloon payments due in 2003 and 2004. The Revolving Credit Facility becomes due in full on December 31, 2002. The Revolving Credit Facility and the Tranche A term loan bear interest at either LIBOR (5.688% at August 31, 1997) plus 1.375% to 2.750% based on borrowings or the prime rate of the agent bank (8.5% at August 31, 1997) plus .125% to 1.5% based on borrowings. The Tranche B term loan bears interest at either LIBOR plus 2.625% to 3.250% based on borrowings or the prime rate of the agent bank plus 1.375% to 2.0% based on borrowings. Since the Acquisition, the Company has been able to fund operations from cash generated from operations and has not incurred borrowings under the Revolving Credit Facility. The Senior Credit Facility contains customary restrictions and requirements with respect to security, covenants (including financial covenants) and events of default. The Company is in compliance with the covenants of the Senior Credit Facility.

  As of August 31, 1997, Publishing had outstanding $100.0 million aggregate principal amount of the Notes. The Notes bear interest at a rate of 11 1/8% per annum payable semi-annually in arrears on each May 15 and November 15. The Notes are unsecured obligations of Publishing and are subordinated in right of payment to all Senior Indebtedness of Publishing (as defined in the Indenture). The Notes are unconditionally guaranteed, on a senior subordinated basis, as to payment of principal, premium, if any, and interest, jointly and severally by Petersen. The Indenture contains certain restrictive covenants, including, but not limited to, restrictions on incurrence of debt, dividends payments, certain assets sales, transactions with affiliates, liens and investments. The Company, Petersen and Publishing are in compliance with the Indenture.

  A portion of the consolidated debt of the Company bears interest at floating rates; therefore, the Company's financial position is and will continue to be affected by changes in prevailing interest rates. Effective October 7, 1996, the Company purchased an interest rate cap on $150.0 million initial notional principal amount at a fixed rate of 6.23%, which expires on October 7, 1999. The cap is intended to provide partial protection from exposure relating to the Company's variable rate debt instruments in the event of higher interest rates. If the Company's actual borrowing rate had been higher by 1% during the six months ended June 30, 1997, the interest rate cap agreement would have resulted in interest savings of approximately $700,000. If the Company's actual borrowing rate had been lower by 1% during the six months ended June 30, 1997, the interest rate cap agreement would not have provided the Company with any interest expense savings.

  The Company will use the net proceeds from the Offering as follows: (i) approximately $64.2 million to repay a portion of the indebtedness incurred under the Senior Credit Facility and (ii) approximately $27.8 million (as of June 30, 1997) to redeem $25.0 million aggregate principal amount of the Notes and to pay the redemption premium and accrued and unpaid interest thereon. In connection with the Offering, the Company expects to refinance its remaining indebtedness under the Senior Credit Facility after the application of the net proceeds of the Offering. The New Credit Facility is expected to be a $175.0 million non-amortizing revolving credit facility maturing on September 30, 2002. The New Credit Facility will be secured by a first priority security interest in all assets of Publishing. In addition, the borrowings under the New Credit Facility will be guaranteed by the Company, which will be secured by a pledge of all of the outstanding equity interests of Publishing. The New Credit Facility will contain customary restrictions and requirements with respect to security, covenants (including financial covenants) and events of default, none of which are expected to be more restrictive than those of the Senior Credit Facility.

  In the event of a change of control (as defined in the Indenture), the Company will be required to make an offer for cash to repurchase the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the repurchase date. Certain events involving a change of control will result in an event of default under the Senior Credit Facility or other indebtedness of the Company that may be incurred in the future. Moreover, the exercise by the holders of the Notes of their right to require the Company to repurchase the Notes may cause an event of default under the Senior Credit Facility or such other indebtedness, even if the change of control does not. Finally, there can be no assurance that the Company will have the financial resources necessary to repurchase the Notes upon a change of control.

  The Company believes that net cash provided by operations will be sufficient to fund its future cash requirements. Excluding any acquisition activity, the Company currently projects that it will not have to utilize the New Credit Facility to fund operations. No assurances can be given, however, that this will be the case. The Company expects that future cash requirements will principally be for repayments of indebtedness, working capital requirements, capital expenditures and other needs. The Company's future operating performance and ability to service or refinance its current indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control. For a discussion of certain relevant factors, see "Risk Factors."

SEASONALITY

  Historically, the Company has experienced limited seasonality, with decreased revenues during the first and fourth quarters of each calendar year due to the seasonal nature of activities associated with its publications. Historically, seasonality has not had an identifiable impact on the Company's net income. The following table sets forth the unaudited net revenues of the Company for its last eight quarters (in thousands):

                                                    QUARTERS ENDED
              -------------------------------------------------------------------------------------------
              SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30,
                  1995          1995       1996      1996       1996          1996       1997      1997
              ------------- ------------ --------- -------- ------------- ------------ --------- --------
Net revenues     $56,411      $50,938     $55,694  $59,347     $58,895      $53,277     $57,474  $62,670

INFLATION

  The Company believes that inflation has not had a material impact on its results of operations for the periods discussed herein.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS


  SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, a fair market value based method of accounting for employee stock options or similar equity instruments. The Company has elected to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as was previously required, and to comply with pro forma disclosure of net income and earnings per share as if the fair market value based method of accounting had been applied.

  In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS"), No. 128, "Earnings Per Share" which simplifies the computation of earnings per share. The statement is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of all prior period earnings per share data presented. The statement will be adopted in calendar year 1997 and is not expected to significantly impact the financial statements of the Company.

  In February 1997, the FASB issued SFAS, No. 129, which establishes new standards for disclosing information about an entity's capital structure. The statement is effective for financial statements issued for periods ending after December 15, 1997. The statement will be adopted in calendar year 1997 and the Company will add certain disclosures to the footnotes of the financial statements.

  In June 1997, the FASB issued SFAS, No. 130, which establishes standards for reporting and display of comprehensive income and its components. The statement is effective for fiscal years beginning after December 15, 1997. The statement will be adopted in calendar 1998 and the Company expects that it will add additional disclosure to the financial statements.

                                   INDUSTRY

  Market data used throughout this Prospectus were obtained from internal surveys and from industry publications, including reports generated by VSA, Mediamark and Publishers Information Bureau. These industry publications generally indicate that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Company has not independently verified such market data. Similarly, internal surveys, while believed to be reliable, have not been verified by any independent source. These publications were not commissioned by, or prepared at the request of, the Company or any of its affiliates. The Company has not sought the consent of any of these organizations to refer to their reports herein.

  The consumer magazine market is comprised of both general-interest and special-interest publications. General-interest magazines are characterized by broad-based editorial content and readership, while special-interest magazines have a more narrow editorial focus and subject-selective readership. During the five years ended December 31, 1996 (the latest period for which data is available), special-interest publications targeted to niche audiences have grown significantly and are now estimated to account for approximately one quarter of the overall consumer magazine market in terms of total advertising and circulation spending. Special-interest magazines have generally exhibited stronger growth in both advertising and circulation spending as compared to general-interest magazines over the last five year period. For example, based on a VSA survey of 84 general-interest and 111 special-interest magazines, advertising and circulation spending on special-interest publications have grown at compound annual rates of 9.5% and 2.5%, respectively, as compared to 8.9% and 1.9%, respectively, for general-interest publications during the period from 1991 to 1996. In addition, because special-interest magazines target enthusiasts, the publishers are typically able to charge a higher cover price as compared to general-interest magazines. Based on the survey noted above, the average price of a special-interest magazine was $2.18 in 1996, nearly 50% higher than the $1.48 average price of a general-interest magazine. For much the same reason, the Company believes that readers of special-interest magazines are less price-sensitive than readers of general-interest magazines.

  Magazine publishers generate the majority of their revenues from the sale of advertising. Advertising revenues, however, tend to be cyclical and dependent upon general economic conditions. Historically, increases in advertising revenues have corresponded with economic recoveries while decreases have corresponded with economic downturns.

  Industry sources estimate that total advertising spending for special-interest publications increased by approximately 8.0% in 1996. According to the Publishers Information Bureau, the top ten categories of industries ranked by consumer magazine advertising expenditures in 1996 were automotive and automotive accessories (12%), direct response companies (11%), computers, office equipment and stationery (9%), toiletries and cosmetics (8%), business and consumer services (8%), drugs and remedies (6%), foods and food products (6%), apparel, footwear and accessories (6%), travel, hotels and resorts (5%) and publishing and media (3%). The automotive industry has traditionally accounted for the largest percentage of total advertising expenditures in the consumer magazine industry. During the period from 1991 to 1996, advertising spending by the automotive industry increased at a compound annual growth rate of 9.0%.

  Circulation revenues are generated from subscription, newsstand and list rental sales. During the fifteen years ended December 31, 1996, the aggregate number of consumer magazines distributed through newsstand sales declined in relation to the number distributed through subscription sales. Due to increases in newsstand cover prices, the amount of circulation revenue generated from newsstand sales by special-interest magazines has grown over the five years ended December 31, 1996. According to the VSA survey, the average price per copy for special-interest magazines increased at a compound annual growth rate of 2.2% for the period from 1991 to 1996. In addition, the Company believes that newsstand sales offer an economically attractive vehicle for launching new magazines, attracting more affluent subscribers and generating timely feedback about its editorial content.

  The historical patterns of newsstand distribution have changed as a result of the on-going consolidation of newsstand wholesalers and the shifting focus of such wholesalers to servicing retail outlets instead of geographic areas. The changes, among others, have led to a decrease in newsstand sales on an industry-wide basis.

  In recent years, consumer magazine publishers have increasingly sought to diversify their earnings and more effectively utilize their existing publications by developing non-traditional revenue streams. In general, magazine publishers have sought to expand the use of their magazines' editorial content and other assets across different media formats and to capitalize on their existing brand names.

                                   BUSINESS

  The Company is a leading publisher of special-interest magazines with a diverse portfolio of 78 publications, including 25 monthly, 11 bi-monthly and 42 single issue or annual publications. Based on data from Mediamark, the Company estimates that its magazines are read by approximately 48 million adult readers including 40 million male readers each month. The Company offers its advertisers the ability to reach both a targeted market within its individual magazines as well as a larger audience by advertising across the Company's broad portfolio of magazines. The Company's internationally-recognized magazines include: (i) Motor Trend, which is a leading authority on new domestic and foreign automobiles and, with its increase in base rate (expected paid circulation on which advertising rates are based) to 1.15 million effective January 1998, is anticipated to be the world's leading automotive magazine in terms of paid circulation; (ii) Teen, which has the largest paid circulation of any of the Company's magazines with paid circulation of more than 1.8 million as of the June 1997 issue; and (iii) Hot Rod, which is one of the largest paid circulation automotive magazines in the world with a paid circulation of over 800,000 as of the June 1997 issue. Of the Company's 15 core magazines, nine are ranked first in their respective markets based on annual paid circulation in 1996, including two magazines that are the only national magazines published in their respective markets.

  The Company had net revenues of $227.2 million and $120.1 million for the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively. The Company's principal sources of revenues are from advertising and circulation. For the six months ended June 30, 1997, approximately 61.1% of the Company's revenues were from advertising, 35.8% from circulation and 3.1% were from other sources. Due to the effects of the Acquisition, the Company reported net losses attributable to common equity of $10.6 million and $20.3 million for the three months ended December 31, 1996 and the six months ended June 30, 1997, respectively. The Company expects to report a net loss for the third quarter of 1997, after giving effect to a $12.2 million non-recurring non-cash compensation charge recorded in that quarter.

  The special-interest nature of the Company's magazines creates an opportunity for its advertisers to efficiently reach their target audience, as the Company believes that its enthusiast readers value special-interest magazines for both their product information and editorial content. Based on data from Mediamark, the Company estimates that its magazines are read by more adult males (ages 18 to 34) than that of any other U.S. special-interest magazine publisher and are read by approximately one-third of all young females (ages 12 to 19) in the United States. The adult male market is particularly attractive to advertisers due to its size and overall purchasing power, while the young female market provides advertisers with the opportunity to establish brand recognition during the early stages of this important consumer group's buying behavior. Further, the Company believes that the endemic nature of the Company's advertiser base and the diversity of its publications makes its advertising revenues less susceptible to changes in general economic conditions.

  The Company is organized into seven publishing groups: Automotive Performance, Motor Trend, Youth, Outdoor, Photo/Marine, Motorcycle/Bicycle and Sport. Each publishing group is organized around one or more of the Company's core monthly publications which target a distinct special-interest segment or specific general-interest segment (e.g., Teen and Sport). The operations of each group are focused on delivering high-quality editorial content, generating endemic advertising sales and developing new titles or activities to reach such group's enthusiast readers. Each publishing group is supported by a number of centralized corporate functions. The Company conducts all of its non-endemic advertising, subscription and newsstand sales and marketing activities and develops ancillary revenue through event management, licensing arrangements and electronic publishing on a centralized basis to take advantage of the broad reach and significant market presence of the Company's magazine portfolio. In addition, all of the Company's production, distribution and administrative activities are centralized to achieve economies of scale and operating synergies. The combination of each group's focused editorial and sales staff supported by centralized corporate functions has enabled the Company to improve profit margins and provides a competitive advantage in the development and launch of new titles within an existing group.

  The Company's 15 core magazines average over 30 years in publication and have developed internationally-recognized brands within each of their respective markets. For the twelve months ended December 31, 1996, 13 of the Company's 15 core magazines each generated an operating contribution of more than $1.0 million. The following table sets forth certain information regarding the Company's 15 core magazines for the twelve months ended December 31, 1996 and the six months ended June 30, 1997:

                                   NET
     MAGAZINE TITLE           REVENUES (1)      TOTAL CIRCULATION (2) CIRCULATION RANK (3)(4)
------------------------  --------------------- --------------------- -----------------------
                          (AMOUNTS IN MILLIONS) (COPIES IN THOUSANDS)
Motor Trend.............         $ 32.5                1,047.7                2 of 4
Teen....................           25.8                1,661.1                3 of 3
Hot Rod.................           19.3                  780.4                1 of 2
Petersen's 4 Wheel &
 Off-Road...............           13.5                  365.8                1 of 3
Guns & Ammo.............           13.0                  588.3                1 of 3
Skin Diver..............           13.0                  200.1                1 of 2
Sport...................           10.3                  789.0                1 of 2
Car Craft...............            9.5                  383.6                1 of 1
Petersen's Hunting......            7.7                  359.5                1 of 1
Motorcyclist............            7.2                  241.0                2 of 2
Circle Track and Racing
 Technology.............            6.5                  131.8                2 of 3
Petersen's
 Photographic...........            6.4                  202.9                3 of 3
Sport Truck.............            6.2                  200.3                1 of 2
Dirt Rider..............            6.1                  165.6                1 of 3
Chevy High Performance..            4.5                  179.4                2 of 2
                                 ------                -------
  Total.................         $181.5                7,296.5
                                 ======                =======

--------
(1) Includes advertising, circulation and other revenues for the twelve months ended December 31, 1996.
(2) Based on the average paid circulation (per issue) for each publication for the six months ended June 30, 1997.
(3) Includes only national monthly publications (9 or more issues per year) that are audited by the Audit Bureau of Circulation and believed by the Company to directly compete with its publications, and based on average paid circulation for the six months ended June 30, 1997.

(4) Does not include weekly or bi-weekly publications since such publications are not generally considered by the Company to be competitive with its monthly publications. With the exception of Sports Illustrated, the Company is not aware of any significant weekly or bi-weekly publication with similar editorial content to those of its publications. Sports Illustrated, a weekly publication, has greater circulation than either of the two monthly publications included in the table above (Sport and Inside Sports).

BUSINESS AND OPERATING STRATEGY

  The Company's business and operating strategy is designed to provide strong revenue growth and increase profitability by improving the performance of existing titles, launching and acquiring additional publications and developing ancillary revenue streams by capitalizing on its internationally-recognized brands and efficient operations. The key elements of this strategy include:

  Cross-Sell Advertising and Expand Advertiser Base. Management believes that, in addition to maintaining a strong endemic advertising base, it will continue to increase revenues by cross-selling advertising space across all of the Company's magazines that reach the advertiser's target markets. In addition, the Company is improving existing and implementing new programs that will enable its advertisers to purchase other marketing services, such as event sponsorships, direct marketing programs, database access and services and point-of-purchase promotions. Management intends to increase the Company's advertiser base by targeting new advertisers in existing and new categories, with a focus on non-endemic categories. Such non-endemic categories include, among others, apparel, footwear and accessories, cosmetics, food and beverages and financial products. The Company believes that its ability to provide effective and efficient advertising enables it to maintain competitive and in some cases premium advertising rates.

  Increase Direct Subscription Sales and Magazine Prices. Management believes that there are numerous opportunities to increase circulation revenues by expanding direct subscription sales. The Company has historically focused on the newsstand distribution channel and has relied heavily upon agency subscription sales in managing its circulation operations. The Company has invested in new promotional programs, including direct mail, insert cards, gift campaigns and cover wraps, designed to increase the number of subscriptions purchased directly from the Company. A direct subscription typically generates approximately seven times more revenue to the Company than an agency subscription. The Company has also developed a database that includes detailed demographic information on approximately 16 million current and former subscribers that will enable it to more effectively cross-sell its publications and other products directly to subscribers. In addition, the Company recently increased the newsstand and subscription prices on certain publications to levels comparable to those of competitive magazines and will continue to adjust its magazine prices in the future based on market conditions.

  Develop Ancillary Revenue Opportunities. The Company believes that there are numerous opportunities to increase ancillary revenues by leveraging the editorial content, readers and subscriber database and the internationally-recognized brands of the Company's existing publications through domestic and international licensing arrangements, strategic joint ventures, retail alliances, affinity group marketing, electronic software and games and book publishing. For the six months ended June 30, 1997, approximately 3.1% of the Company's revenues were from ancillary sources of which 1.9% were from shows. The Company is pursuing certain ancillary revenue opportunities afforded to it by its well-established brand names. For example, the Company has licensed Motor Trend and Hot Rod brand names for television shows on TNN and Hot Rod for use in cassette and compact disc music recordings with EMI-Capital Music Special Markets. In addition, the Company is currently negotiating the license of Hot Rod for use as the brand name for a Los Angeles arena football team and for computer game software.

  Develop and Launch New Titles. By using its core publications as platforms for launching new "spin-off" publications, the Company has efficiently developed and produced a diverse and profitable portfolio of highly-specialized publications. The Company believes that it has a competitive advantage as a result of its editorial staff's ability to identify potential markets for new publications and the Company's ability to gain access to newsstand distribution channels has enabled its new publications to become established and to leverage existing editorial and advertising personnel resources and to gain access to newsstand distribution channels. Since the Acquisition, the Company has launched six new multiple frequency publications, which collectively generated approximately $3.4 million in revenues in the first six months of 1997. Since the Acquisition, the Company has also increased frequency on four publications from single issue to bi-monthly, and has launched or anticipates to launch 14 new single issue publications. The Company is currently negotiating with NASCAR to produce two automotive publications. The Company plans to continue to develop and launch new special-interest magazines that will complement and enhance its existing portfolio.

  Selectively Acquire Titles. The Company follows a disciplined acquisition strategy designed to acquire titles that either enhance the Company's competitive position in one of its existing special-interest segments or establish a new cluster or group of publications that is complementary to the Company's existing portfolio. In evaluating acquisition candidates, management considers whether such publications have developed or have the potential to develop a brand identity. Since the Acquisition, the Company has acquired the exclusive right to use the name of certain individuals for the following three publications: Richard Petty's Stock Car Magazine, Dick Vitale's College Basketball Yearbook and Bob Griese's College Football Yearbook. The Company believes that its efficient operating structure provides it with a competitive advantage by reducing the operating costs of acquired titles. Management believes that significant opportunities exist to acquire special-interest magazines that will complement and enhance its existing portfolio. The Company currently has no definitive agreements with respect to any acquisitions.

  Develop Business-to-Business Opportunities. The Company believes that its experience in developing, marketing and producing targeted special-interest magazines will enable it to expand into business-to-business activities in the markets served by its existing magazines. Such activities include trade magazine publishing, trade shows, directories and database marketing. For example, the Company recently acquired the rights to produce SHOT Business, the monthly magazine of the National Shooting Sports Foundation.

  Continue to Identify and Implement Operating Improvements. The Company's current management identified and implemented operating improvements that have resulted in significant cost savings through personnel reductions, lower lease costs, tighter purchasing procedures and controls and restructuring the Company's relationships with its principal vendors. In addition, the Company adopted a new operating policy that provides for one or more of the following actions if any of its publications generate continued losses: (i) discontinue or sell such magazine; (ii) merge such magazine with the Company's existing magazines; or (iii) enter into strategic partnerships with third parties. The successful implementation of these improvements has contributed to the improvement in the Company's EBITDA margin, which increased from 10.8% for the ten month period ended September 30, 1996 to 25.0% for the six-month period ended June 30, 1997. Due to the effects of the Acquisition, however, the Company's operating income decreased from $15.8 million to $10.6 million and its net income applicable to common equity decreased from $17.3 million to a loss of $20.3 million during the same periods. The Company will remain focused on identifying additional operating improvements to further increase its operating efficiencies and gross profit margins.

SOURCES OF REVENUE

  Substantially all of the Company's revenues are derived from advertising and circulation sales, with lesser amounts derived from other sources such as domestic and international licensing arrangements. Circulation revenues are generated from subscription and newsstand sales and list rentals. The following table sets forth the sources and amounts of the Predecessor's revenues for the fiscal years ended November 30, 1994 and 1995 and the Company's revenues for the twelve months ended December 31, 1996 and the six months ended June 30, 1997 (dollars in millions):

                                     PREDECESSOR                 COMBINED (1)        COMPANY
                          ----------------------------------  ------------------  --------------
                           FISCAL YEARS ENDED NOVEMBER 30,      TWELVE MONTHS       SIX MONTHS
                          ----------------------------------        ENDED             ENDED
                                1994              1995        DECEMBER 31, 1996   JUNE 30, 1997
                          ----------------  ----------------  ------------------  --------------
SOURCES OF REVENUE         AMOUNT     %      AMOUNT     %      AMOUNT      %      AMOUNT    %
------------------        ----------------  ----------------  ------------------  --------------
Advertising.............  $  117.4    57.9% $  124.3    57.9% $   135.5     59.6% $  73.4   61.1%
Newsstand...............      40.1    19.7      39.9    18.6       42.0     18.5     21.3   17.7
Subscriptions, net (2)..      42.6    21.0      43.9    20.5       43.3     19.1     21.7   18.1
Other...................       2.7     1.4       6.4     3.0        6.4      2.8      3.7    3.1
                          -------- -------  -------- -------  --------- --------  ------- ------
  Total.................  $  202.8   100.0% $  214.5   100.0% $   227.2    100.0% $ 120.1  100.0%
                          ======== =======  ======== =======  ========= ========  ======= ======

--------
(1) Reflects the operations of the Predecessor for nine months ended September 30, 1996 and those of Petersen for the three months ended December 31, 1996 on a combined basis.

(2) Subscription revenues are shown net of agency commissions of $42,000, $49,503, $55,005, and $27,723 for the years ended November 30, 1994 and 1995, the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively.

 Advertising

  Advertising sales accounted for approximately 59.6% and approximately 61.1% of the Company's net revenues for the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively. The Company's advertising rates and rate structures vary among the Company's publications and are based, among other things, on the circulation of the particular publication and the size and location of the advertisement in the publication. As compared to general-interest magazines, the Company believes that its advertising revenues are less susceptible to changes in general economic conditions due to the diversity of its publications and the endemic nature of its advertiser base. In addition, the Company has a diverse advertiser base, with its top 20 advertisers accounting for only 29.7% of the Company's advertising revenues during the twelve months ended December 31, 1996. The Company anticipates that its revenues from manufacturers of tobacco related products will decrease in the future as a result of the resolution of certain litigation involving such manufacturers. Advertising revenues from such manufacturers were $6.9 million for the twelve months ended December 31, 1996 and $3.9 million for the six months ended June 30, 1997.

  The Company's advertising revenues are principally derived from large and small manufacturers of products endemic to the editorial content of the Company's magazines, such as new cars, trucks and motorcycles, aftermarket automotive parts, hunting equipment, recreational firearms, bicycles and bicycle accessories, diving equipment and photographic equipment and supplies. Such manufacturers utilize the Company's magazines to efficiently advertise their specialized products to the Company's enthusiast readership. Certain of the Company's advertisers rely on the Company's publications as their primary source of media advertising. In addition to revenues from endemic advertising, the Company also derives a portion of its advertising revenues from well-known national manufacturers of consumer products that do not directly relate to the editorial content of the Company's magazines, such as apparel, footwear and accessories, cosmetics and food and beverages. The Company derives the largest portion of its advertising revenues from the automotive industry, which has traditionally accounted for the largest percentage of total advertising expenditures in the consumer magazine industry. For the twelve months ended December 31, 1996, the Company derived approximately 17.0% and 21.5% of its advertising revenues from automotive manufacturers of original equipment and aftermarket parts, respectively.

 Newsstand

  Newsstand sales accounted for approximately 18.5% and approximately 17.7% of the Company's net revenues for the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively. The Company generally receives between 40% and 50% of the cover price of an individual magazine sold through a newsstand with the balance of such cover price going to such magazine's distributor, wholesaler and retailer.

 Subscriptions

  Subscription sales accounted for approximately 19.1% and approximately 18.1% of the Company's net revenues for the twelve months ended December 31, 1996 and the six months ended June 30, 1997, respectively. Subscriptions to the Company's magazines are generally sold either directly by the Company or by an independent subscription agent, such as Publishers Clearing House. The percentage of subscriptions sold through an agent varies across the Company's publications and generally ranges from 45% to 70% on the Company's core publications. Such agents remit a percentage of the subscription price to the Company. In certain instances, the subscription agent receives a fee from the Company in addition to retaining the entire subscription price. In the aggregate, the Company receives approximately 10% to 15% of the total price of subscriptions sold through agents. In addition to utilizing subscription agents, the Company has historically sold its subscriptions using a variety of techniques including direct reply subscription cards, direct mail and television advertisements.

 Other Circulation

  The Company has developed a database that includes detailed demographic information on approximately 16 million current or former subscribers. The Company uses this database to, among other things, develop specific subscriber lists for third parties including the Company's advertisers. For the six months ended June 30, 1997, subscriber list rental income accounted for approximately 1.9% of net revenues. The Company believes it can continue to increase list rental income by actively marketing its subscriber database to a broad group of potential users.

 Other Revenue Sources

  Prior to the Acquisition, the Company was operated as a traditional consumer magazine company deriving substantially all of its revenues from advertising and circulation sales. Management estimates that many consumer magazine publishers currently derive approximately 10% to 20% of their revenues from ancillary revenue sources while the Company derived only about 3% to 4% of its revenues from ancillary sources prior to the Acquisition. These additional revenues are derived primarily from domestic and international licensing arrangements and sponsorship of special events, such as trade shows and outdoor festivals that relate to the editorial content of the Company's magazines. Since the Acquisition the Company has pursued the ancillary revenue opportunities afforded to it as a result of its internationally-recognized brands and has recently formed Petersen Enterprises and added a new senior manager to pursue such opportunities.

  The Company believes that there are significant opportunities to increase revenues by leveraging off the editorial content, readers and subscription database and the internationally-recognized brands of the Company's existing publications. With the growth of electronic publishing, the Company believes that there will be increased opportunities to utilize the editorial content of the Company's publications across different formats. The Company has already established a web-site on the Internet for Motor Trend, Bicyclist and Petersen's Photographic, and expects to establish a Teen web-site in the near future. The Company believes that electronic publishing offers opportunities to generate additional revenues through increased advertising sales, access fees and additional subscription sales.

  The Company also believes that significant opportunities exist to generate additional revenues through affinity group marketing programs through which the Company would sell complementary products or services in addition to magazines directly to its subscribers. Through such programs, the Company will seek to increase its revenues from a typical subscriber from a single magazine subscription to a variety of related products and services. The Company believes that its special-interest publications will provide an attractive platform through which to pursue such programs. The Company also intends to enter into licensing arrangements for products and services that use the Company's internationally-recognized brands.

  Because the editorial content of many of its magazines would also appeal to readers outside the United States, management believes that significant opportunities exist to establish international licensing agreements, particularly in Asia, Australia, Great Britain and Western Europe. Other areas that the Company believes it can develop additional revenue streams include developing business-to-business publications and entering into strategic joint ventures.

PUBLICATIONS

  The Company is organized into seven publishing groups: Automotive Performance, Motor Trend, Youth, Outdoor, Photo/Marine, Motorcycle/Bicycle and Sport. Each publishing group is organized around one or more of the Company's core monthly publications that targets a distinctive special-interest segment or specific general-interest segment (e.g., Teen and Sport). Each publishing group operates independently with respect to the generation of editorial content and endemic advertising sales. In addition, each publishing group develops "spin-off" publications that target related complimentary niches, thereby leveraging the brand strength of its core publications.

  The Company's portfolio includes 25 monthly, 11 bi-monthly and 42 single issue or annual publications. The following table sets forth selected information relating to the Company's current portfolio of monthly and bi-monthly publications:

                                                          AVERAGE
                                                        CIRCULATION
                                                        FOR THE SIX
                                                       MONTHS ENDED     FREQUENCY OF     YEAR OF
          GROUP                MAGAZINE TITLE        JUNE 30, 1997 (1) PUBLICATION (2) INTRODUCTION
 ------------------------ ------------------------   ----------------- --------------- ------------
                                                        (COPIES IN
                                                        THOUSANDS)
 Automotive Performance:  Hot Rod.................          780.4           Monthly        1948
                          Car Craft...............          383.6           Monthly        1953
                              Petersen's 4 Wheel &
                          Off-Road................          365.8           Monthly        1977
                          Sport Truck.............          200.3           Monthly        1988
                          Chevy High Performance..          179.4           Monthly        1987
                          Circle Track and Racing
                          Technology..............          131.8           Monthly        1982
                          Rod & Custom............          118.0           Monthly        1955
                          Mustang & Fords.........          100.4        Bi-Monthly        1980
                             Custom Classic Trucks
                          (3).....................           93.9        Bi-Monthly        1994
                          Hot Rod Bikes (3).......           71.4           Monthly        1994
                          5.0 Mustang (3).........           58.5        Bi-Monthly        1994
                          Kit Car (3).............           72.3           Monthly        1982
                          Super Street (4)........            --            Monthly        1996
                          4x4 Power (4)...........            --            Monthly        1996
                               VW Custom & Classic
                          (4).....................            --         Bi-Monthly        1997
                          Watercraft Power (4)....            --            Monthly        1997
 Motor Trend:             Motor Trend.............        1,047.7           Monthly        1949
 Youth:                   Teen....................        1,661.1           Monthly        1957
                          All About You!..........          302.9           Monthly        1995
 Outdoor:                 Guns & Ammo.............          588.3           Monthly        1958
                          Petersen's Hunting......          359.5           Monthly        1973
                          Handguns................          150.3           Monthly        1987
                          Petersen's Bowhunting...          161.5        Bi-Monthly        1989
                          SHOT Business (5).......           21.0           Monthly        1993
                               Petersen's Shotguns
                          (4).....................            --         Bi-Monthly        1997
                          Rifle Shooter (4).......            --         Bi-Monthly        1997
                               Petersen's
 Photo/Marine:            Photographic............          202.9           Monthly        1972
                          Skin Diver..............          200.1           Monthly        1951
                          Family Photo (4)........            --         Bi-Monthly        1997
 Motorcycle/Bicycle:      Motorcyclist............          241.0           Monthly        1912
                          Dirt Rider..............          165.6           Monthly        1982
                          Mountain Biker..........          124.9           Monthly        1994
                          Bicyclist...............           99.1        Bi-Monthly        1984
                          Sport Rider.............           92.2        Bi-Monthly        1993
                          Cruiser (4).............            --         Bi-Monthly        1997
 Sport:                   Sport...................          789.0           Monthly        1946

-------
(1) Based on circulation information provided by the Company to the Audit Bureau of Circulation except for SHOT Business.
(2) Magazines that are published 10 to 12 times per year are classified as monthly publications. Magazines that are published 6 to 9 times per year are classified as bi-monthly publications.
(3) Based on sworn average circulation for the six months ended December 31, 1996, except for Kit Car, which is for the six months ended December 31, 1995.
(4) No circulation information is available due to the publication's limited operating history.
(5) Based on circulation information provided by BPA International for the six-months ended June 30, 1996.

  Each publishing group produces single issue publications, annuals, hard cover books and/or technical volumes. These publications generally provide more in-depth coverage of topics addressed in the Company's monthly and bi-monthly magazines. Examples of such single issue publications include Teen's Celebs, Sharks & Divers, Muscle Car How-To's and BMX Racer. By utilizing portions of the editorial content previously appearing in its monthly and bi-monthly publications, the Company is able to generate additional revenues in a cost-effective manner through such publications. In addition, the Company utilizes single issue publications as a means of developing and testing new publications. Many of the Company's current monthly and bi-monthly publications were first introduced as single issue publications. The Company has scheduled the publication of 44 single issue publications for 1997.

  The following table sets forth selected information relating to magazines that have increased or are anticipated to increase publication frequency or were started, acquired or licensed since the Acquisition:

                                                                     MONTH OF
                                                                   FIRST ISSUE
                                                                   PUBLISHED BY
                    MAGAZINE TITLE                      FREQUENCY    COMPANY
------------------------------------------------------- --------- --------------
INCREASED PUBLICATION FREQUENCY:
 Motorcycle Cruiser....................................     6      January 1997
 Family Photo..........................................     6     February 1997
 Rifle Shooter.........................................     6      August 1997
 Petersen's Shotguns...................................     6     September 1997
START-UPS:
 4x4 Power.............................................    12      October 1996
 Super Street..........................................    12      October 1996
 VW Custom & Classic...................................     6     November 1996
 Watercraft Power......................................    10     February 1997
 Concealed Carry Guns..................................     1       April 1997
 Teen's Great Looks....................................     4        May 1997
 MX Racer..............................................     6        May 1997
 .22 Rimfire...........................................     1       June 1997
 Sharks & Divers.......................................     1       June 1997
 Test Fire.............................................     1       July 1997
 Whoops!...............................................     1       July 1997
 Teen's Celebs.........................................     1     September 1997
 How It Works..........................................     1     September 1997
 Muscle Car How-To's...................................     1     October 1997*
 Girls of Sport Truck..................................     1     October 1997*
 Chevy Small Block Engines.............................     1     November 1997*
 4-Wheel Tech & How-To.................................     1     November 1997*
 Teen's Guys...........................................     1     November 1997*
 Build Your First Race Car.............................     1     December 1997*
 BMX Racer.............................................     1     December 1997*
ACQUISITIONS OR LICENSES:
 Richard Petty's Stock Car Racing......................     4       July 1997
 Bob Griese's College Football Preview.................     1       July 1997
 Dick Vitale's College Basketball Preview..............     1     October 1997*
 SHOT Business.........................................    12     October 1997*

--------
* Projected.

  The following sets forth a brief description of each of the Company's 15 core magazines by publishing group:

 AUTOMOTIVE PERFORMANCE GROUP

  Hot Rod was the first magazine launched by the Company's founder in 1948. Hot Rod is dedicated to the sport of "hot rodding" and primarily focuses on high performance and personalized vehicles. Hot Rod's editorial content covers all aspects of the automobile performance industry and features the latest trends, performance cars and trucks, custom built street rods as well as racing vehicles of all types. Hot Rod's comprehensive coverage includes in-depth product testing, technical articles, editorial commentary, road tests, engine buildups and photo stories on project cars. Hot Rod is the dominant publication in its targeted market and competes with Popular Hot Rodding. The Company has licensed the use of the Hot Rod brand name in connection with a television show for TNN. For the twelve months ended December 31, 1996, Hot Rod generated approximately 8.5% of the Company's net revenues.

  Petersen's 4 Wheel & Off-Road ("4 Wheel & Off-Road") is a leading magazine for four-wheel drive enthusiasts. Established in 1978, 4 Wheel & Off-Road is dedicated to the four-wheel drive enthusiast and industry. 4 Wheel & Off-Road is aimed at people who: (i) are considering the purchase of a new four-wheel drive vehicle; (ii) want to accessorize and improve their vehicle; or (iii) frequently drive their four-wheel drive in competitive settings. 4 Wheel & Off-Road provides its readers with a significant number of technical articles, including tests of new products and step-by-step installation of popular accessories such as suspension lifts and engine modifications. In addition to a strong technical base, 4 Wheel & Off-Road also features monthly articles which cover the nation's truck and off-road events. 4 Wheel & Off-Road principally competes with Four Wheeler and Off-Road. For the twelve months ended December 31, 1996, 4 Wheel & Off-Road generated approximately 5.9% of the Company's net revenues.

  Car Craft is a comprehensive do-it-yourself street performance magazine. Established in 1953, Car Craft is devoted to knowledgeable enthusiasts interested in obtaining maximum performance from modified street machines and racing vehicles. Car Craft features informative monthly articles, including technical how-to-articles, in-depth testing of new performance cars and information regarding new performance technology. For the twelve months ended December 31, 1996, Car Craft generated approximately 4.2% of the Company's net revenues.

  Sport Truck provides its readers with information about the street truck marketplace. Sport Truck provides both step-by-step and technical articles that detail the customizing process and provides complete coverage of the products and tools involved in the customization. Sport Truck focuses on the latest trucks on the market as well as prototypes, including both domestic and import models. Sport Truck's principal competition is from Truckin' magazine. For the twelve months ended December 31, 1996, Sport Truck generated approximately 2.7% of the Company's net revenues.

  Chevy High Performance is designed to be an authoritative source for enthusiasts who are interested in buying, building, restoring and modifying high-performance Chevrolet automobiles ("Chevys"). Chevy High Performance was first introduced in 1987 and was converted into a monthly publication in 1995. Chevy High Performance provides its readers with in depth, step-by-step technical articles that show the reader how to modify, fabricate and build high performance into their Chevys. The magazine answers readers' questions and offers shopping tips about performance and restoration. Features also include the latest news, profile readers' cars and highlight upcoming Chevy events. Chevy High Performance's principal competition is from Super Chevy magazine. For the twelve months ended December 31, 1996, Chevy High Performance generated approximately 2.0% of the Company's net revenues.

  Circle Track & Racing Technology ("Circle Track") is a leading technical magazine for oval-track racers, fans and enthusiasts. Circle Track provides an emphasis on how-to technical articles, in-depth discussions of engine, chassis and racing technology, descriptive car features, behind-the-scenes event coverage and action photography. Circle Track was introduced in 1982 and currently competes with Stock Car Racing and Open Wheel. For the twelve months ended December 31, 1996, Circle Track generated approximately 2.8% of the Company's net revenues.

 MOTOR TREND GROUP

  Motor Trend is recognized as a leading authority on new domestic and foreign automobiles. Founded by the Company in 1949, Motor Trend provides comprehensive information and guidance to new car buyers as well as car and truck enthusiasts. Motor Trend typically tests more than 200 new cars, trucks, minivans and sport utility vehicles annually, which the Company believes is more than any other competitive publication. Many of these tests are conducted in the context of multi-vehicle comparison tests, which provide the reader with detailed technical and driving analysis in an easy-to-understand format. Motor Trend's annual automotive industry awards (Car of the Year, Import Car of the Year and Truck of the Year) are widely regarded as one of the most prestigious in the industry. During the last two years, Motor Trend has been the fastest growing magazine in the automobile field in terms of paid circulation.

  For the twelve months ended December 31, 1996, Motor Trend generated approximately 14.3% of the Company's net revenues. In June 1996, the Company established a Motor Trend web-site on the Internet, which currently contains approximately 30% of the editorial content of the monthly edition. During June 1997, the web-site averaged 466,762 hits per day. The Company believes that the Internet offers the Company additional opportunities to generate revenues through increased advertising sales, access fees and additional subscription sales. The Company has also licensed the use of the Motor Trend brand name in connection with a television show for TNN. In addition, the Company published six Motor Trend buyer's guides in 1996. Motor Trend's principal competitors are Car and Driver, Road & Track and Automobile.

 YOUTH GROUP

  Teen has the largest circulation of any of the Company's magazines. Teen's editorial content covers a broad range of topics relevant to girls aged 12 to 19, including fashion, beauty, entertainment and a wide variety of contemporary issues. Teen places a strong emphasis on the development of self-esteem and self-confidence among its readers. In December 1996, the Company discontinued the publication of Sassy and provided its subscribers with a Teen subscription in early 1997. Teen principally competes with Seventeen and YM. For the twelve months ended December 31, 1996, Teen generated approximately 11.4% of the Company's net revenues.

  Following the Acquisition, management made a number of changes to Teen designed to increase its appeal to both readers and advertisers, including refocusing its editorial content to attract more readers in their late teens in an effort to increase advertising revenues from the cosmetic and fashion apparel industries. In addition, management improved Teen's cover layout and artwork and upgraded the paper grade used for its production. Teen's management has recently been moved to New York City to increase its visibility among advertisers in the fashion and cosmetic industries.

 OUTDOOR GROUP

  Guns & Ammo is edited for the sportsman with an interest in the practical applications of sporting firearms, with an emphasis on their safe and proper use. Guns & Ammo features information on current production of sporting arms and their use, as well as technical articles on all facets of sport shooting. Each issue of Guns & Ammo delivers an editorial mix that includes hunting, shooting, reloading, antique and modern arms, ballistics and firearms legislation. Natural resource protection and environmental conservation as well as in-depth reviews of new products and new trends represent other major editorial issues covered by internationally renowned experts. Guns & Ammo principally competes with Shooting Times and Guns. For the twelve months ended December 31, 1996, Guns & Ammo generated approximately 5.7% of the Company's net revenues.

  Petersen's Hunting ("Hunting") is the only U.S. national monthly publication devoted entirely to the sport of recreational hunting. Every issue contains instructional and entertaining articles for the hunting enthusiast. Hunting presents in-depth coverage of the various hunting disciplines: big and small game, waterfowl, upland game, and foreign hunting. Monthly departments focus on the more specialized aspects of the sport and its equipment, including game management, vehicles, gun dogs, optics, handloading, bowhunting and firearms. Editorial coverage also includes conservation and ecological issues, the roles played in these areas by the hunter and the manufacturer, and basic where-to and how-to information for all types of recreational hunting. Hunting has no direct competitors and indirectly competes with American Hunter and North American Hunter, each of which is associated with a hunting organization, and Sports Afield, which covers a wide variety of outdoor activities. For the twelve months ended December 31, 1996, Hunting generated approximately 3.4% of the Company's net revenues.

 PHOTO/MARINE GROUP

  Skin Diver was introduced by the Company in 1951 and is the largest diving magazine in the world in terms of annual circulation. The magazine's editorial focus involves three categories: (i) diving news, safety and educational issues; (ii) dive product performance reviews; and (iii) local and overseas dive travel. Skin Diver provides information on scuba diving equipment, snorkeling, underwater photography, shipwreck exploration, marine life, organized diving events, scuba education and dive travel. With global coverage of dive travel activities, Skin Diver features in every issue dive resorts, live-aboard dive boats and attractions in over 70 countries and islands around the world. All topics are covered by an internal staff and contributing editors who are among the most experienced and well trained divers in the world. Skin Diver is the only national publication that focuses primarily on all aspects of skin diving and competes on a limited basis with Rodale's Scuba Diving. For the twelve months ended December 31, 1996, Skin Diver generated approximately 5.7% of the Company's net revenues.

  Petersen's Photographic ("Photographic") magazine is a how-to guide dedicated to increasing photographic knowledge, skill and enjoyment for both amateurs and professionals. Photographic is edited for all levels of photography and blends equipment coverage with reports on photography techniques, workshops, schools, photo travel and contests. Each issue includes travel features that encourage readers to test and improve their photography skills. Each issue also includes segments on outdoor and action photography as well as information on travel destinations and information on how best to take advantage of the photographic opportunities afforded by travel. Photographic was introduced in 1972 and principally competes with American Photo and Popular Photography. For the twelve months ended December 31, 1996, Photographic generated approximately 2.8% of the Company's net revenues.

 MOTORCYCLE/BICYCLE GROUP

  Motorcyclist is the only U.S. national monthly publication that is dedicated exclusively to street motorcycles. The magazine's editorial focus is on the practical aspects of owning, maintaining and riding a street motorcycle. Motorcyclist is written for the enthusiast, offering authoritative road tests along with information on how to improve and modify the reader's current motorcycles. Regular features include maintenance and performance-improvement articles and safety information such as helmet comparisons and riding-techniques. Motorcyclist principally competes with Cycle World. For the twelve months ended December 31, 1996, Motorcyclist generated approximately 3.1% of the Company's net revenues.

  Dirt Rider is the world's largest dirt riding publication in terms of circulation and covers all aspects of off-road motorcycling. Dirt Rider offers readers full coverage of off-road motorcycling including new motorcycle evaluations, technical information, riding tips and the latest in riding accessories. The editorial content focuses on reviews of the latest machinery and aftermarket products from the off-road riding industry. Dirt Rider principally competes with Dirt Bike and Motocross Action. For the twelve months ended December 31, 1996, Dirt Rider generated approximately 2.7% of the Company's net revenues.

 SPORT GROUP

  Sport was acquired by the Company in 1988 and celebrated its 50th year in publication in 1996. Sport is the largest monthly sports publication in the market. Sport is designed to provide more in-depth and insightful coverage of action both on and off the field than can be found through other sources of sports news. Interviews, season previews, players and team evaluations and behind-the-scenes reports for both professional and collegiate sports aim to give the reader insight not available from television, newspapers or sports weeklies. Since the Acquisition, the Company has implemented a number of changes to Sport designed to improve its operating performance. The changes include redirecting its editorial focus and improving its layout and graphic quality. Sport principally competes with Inside Sports. The Company does not consider Sports Illustrated to be a competive publication due primarily to the frequency of its publication. For the twelve months ended December 31, 1996, Sport generated approximately 4.5% of the Company's net revenues.

SALES AND MARKETING

  The Company's sales and marketing activities are designed to implement the Company's business and operating strategy of increasing advertising, circulation and ancillary revenues. The Company employs a staff of 204 persons who are engaged in sales and marketing.

 Advertising

  A key portion of the Company's advertising marketing strategy is designed to increase advertising revenues from non-endemic advertisers. Non-endemic advertising sales are currently handled by a centralized sales staff that is managed from New York City, in order to be in close proximity to the major non-endemic accounts. The Company also instituted a new commission plan for salespersons in order to properly motivate the staff throughout the year and upgraded the support staff in the areas of marketing, creative services and research. The Company has also expanded the number of salespersons dedicated to single, large advertising accounts, such as in the new automobile and aftermarket fields. The Company's endemic advertising sales are made by each publishing group.

 Circulation

  Prior to the Acquisition, circulation marketing was managed in Los Angeles by a staff organized by magazine group. The department has subsequently been moved to New York City, so it can more readily draw on experienced circulation marketing talent, and has been reorganized along functional lines. The Company's subscription marketing strategy is designed to increase the number of readers who buy subscriptions directly from the Company. To implement this strategy, the Company has instituted a number of new promotional programs such as the creation and testing of over 70 direct mail packages, television advertisement and new billing advertisement renewal efforts.

 Ancillary Revenues

  Since the Acquisition, the Company has pursued certain ancillary revenue opportunities afforded it by its well-established brand names and intends to continue to do so in the future. The Company has recently added a new senior manager as well as three new staff members to focus on such opportunities.

PRODUCTION, DISTRIBUTION AND FULFILLMENT

  The Company employs a staff of professionals to manage the production and oversee the printing, distribution and fulfillment of its magazines, which are outsourced to third parties. Through the use of state-of-the-art design and production technology, economies of scale in printing contracts and efficiencies in subscription solicitation and fulfillment, the Company is able to effectively produce and distribute all of its publications. The Company's production system for both graphics and editing utilizes an integrated publishing environment that is networked with satellite offices and World Color. Approximately 60 employees of the Company are engaged in the production and distribution of the Company's publications.

  The Company sold all of its assets relating to its pre-press operations to World Color for approximately $2.5 million in February 1996. At the same time, the Company entered into an agreement with World Color pursuant to which World Color agreed to provide the Company's color separation, pre-press and related service requirements with respect to most of the Company's publications for the term of the agreement. Under the agreement, the Company is generally required to use World Color for at least 85% of its pre-press and related service requirements. This agreement with World Color expires on December 31, 2003.

  All of the Company's magazines are currently printed by World Color pursuant to an agreement that expires on December 31, 2003. The Company believes that its relationship with World Color is good. The Company believes, however, that other printers of similar quality could be engaged on similar terms. The Company believes that its high volume of printing with World Color enables it to receive favorable printing rates. In February 1997, in exchange for an agreement to purchase additional printing services, the Company's then existing agreements with World Color were amended to extend the terms of the agreement and to provide more favorable pricing terms with respect to color separation, pre-press and related services.

  The newsstand distribution of the Company's magazines is handled exclusively by Warner Publisher Services, Inc. ("Warner") pursuant to a distribution agreement. Such agreement will remain in effect until December 31, 1998, subject to automatic 90-day extensions thereafter unless either party delivers a termination notice. Warner distributes the Company's publications through a network of marketing representatives to domestic independent wholesalers as well as to other channels of distribution. Warner also provides the Company with other services, including management information and promotional and specialty marketing services. Warner's marketing representatives solicit national, regional and local retailers in an effort to expand the number of retail outlets for the Company titles. The Company believes that using a single distribution agent enables it to receive favorable pricing terms. See "Risk Factors--Consolidation of Principal Vendors."

  The Company's subscriptions are serviced by Neodata Services, Inc. ("Neodata"), which: (i) receives, verifies, balances and deposits payments from subscribers; (ii) maintains master files on all subscribers by magazine and issues bills and renewal notices to subscribers; (iii) issues address labels for the magazines as directed by the Company; and (iv) furnishes various reports to monitor all aspects of the subscription operations. The Company's existing agreement with Neodata may be terminated by either party after August 31, 1998.

RAW MATERIALS

  The Company's principal raw material is paper. Paper costs represented approximately 20.7%, 25.9%, 22.8% and 20.4% of the Company's production, selling and other direct costs for the six months ended June 30, 1997, the ten months ended September 30, 1996 and the fiscal years ended November 30, 1994 and 1995, respectively. The Company's outside printer currently supplies the Company with substantially all of its paper requirements. The Company believes that using this arrangement enables it to obtain favorable pricing as a result of the printer's large volume of paper purchasing. The available sources of paper have been, and the Company believes will continue to be, adequate to supply the Company's needs. Certain commodity grades of paper have shown considerable price volatility over the last decade, including the commodity grade used by the Company. Paper prices rose sharply during the latter part of 1995, and, in response, the Predecessor purchased a large supply of paper in anticipation of additional price increases and supply shortages continuing for the remainder of 1995 and 1996. The increase in paper prices in late 1995 and the Predecessor's large purchase at such increased prices materially adversely affected the Predecessor's production, selling and other direct costs for the year ended November 30, 1995 and the twelve months ended December 31, 1996.

  Following the Acquisition, the Company secured sufficient paper to meet its projected raw material needs through the end of 1997 at a fixed price. The Company is currently in discussions relating to the terms on which the Company will purchase paper in 1998. There can be no assurance that the Company will be able to reach agreement on terms favorable to the Company or that future fluctuations in paper prices will not have a material adverse effect on the results of operations and financial condition of the Company. See "Risk Factors--Paper Price Volatility and Postal Prices" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview."

COMPETITION

  The magazine publishing business is highly competitive. The Company principally competes for advertising and circulation revenues with publishers of other special-interest consumer magazines with similar editorial content as those published by the Company. Such competitors include: K-III Communications Company, which publishes Seventeen, Automobile and Truckin'; Hachette Filipacchi Magazines, Inc. ("Hachette"), which publishes Road and Track, Car & Driver, Popular Photography and Cycle World; Gruner + Jahr Publishing, which publishes YM; Rodale Press Inc., which publishes Bicycling and Rodale's Scuba Diving; and The Times Mirror Company, which publishes Outdoor Life and Field & Stream. Certain of the Company's competitors are larger and have greater financial resources than the Company. Most of the Company's magazines face competition within each of their respective markets from one to three other monthly publications. The Company does not believe that its magazines compete with weekly or bi-weekly publications and, with the exception of Sports Illustrated, the Company is not aware of any significant weekly or bi-weekly publication with similar editorial content to those of its publications. The Company believes that it competes with other special-interest publications based on the nature and quality of its magazines' editorial content. Of the Company's 15 core magazines, nine are ranked first in their respective markets based on annual circulation in 1996, including two magazines that were the only national magazines published in their respective markets.

  In addition to other special-interest magazines, the Company also competes for advertising revenues with general-interest magazines and other forms of media, including broadcast and cable television, radio, newspaper, direct marketing and electronic media. In competing with general-interest magazines and other forms of media, the Company relies on its ability to reach a targeted segment of the population in a cost-effective manner.

INTELLECTUAL PROPERTY

  The Company believes that it has developed strong brand awareness within each of its magazines' targeted markets. As a result, the Company regards its branded magazine titles and logos to be valuable assets. The Company has registered several trademarks, service marks and logos used in its publishing business in the United States. In addition, each one of the Company's publications is protected under Federal copyright laws. In connection with the Acquisition, the Company entered into a license agreement with Mr. Petersen pursuant to which it was granted an exclusive license to use the Petersen name in perpetuity. The Company believes that it owns or licenses all the intellectual property rights necessary to conduct its business.

PROPERTIES

  The Company publishes its magazines and houses its corporate and administrative staff at its headquarters located at 6420 Wilshire Boulevard, Los Angeles, California. Information relating to the Company's corporate headquarters and other regional sales offices, all of which are leased by the Company, is set forth in the following table:

        LOCATION                 ADDRESS          SQUARE FOOTAGE TERM EXPIRATION DESCRIPTION OF USE
        --------         ------------------------ -------------- --------------- ------------------
Los Angeles............. 6420 Wilshire Boulevard     188,309        11/30/09        Headquarters
New York................ 110 Fifth Avenue             47,304         3/31/09     Circ./Sales/Corp.
New York (1)............ 437 Madison Avenue           29,301        10/31/04        Sales Office
Chicago................. 815 North LaSalle Street     10,407         9/30/05        Sales Office
Detroit................. 333 Fort Street              6,695         12/31/03        Sales Office
Boulder................. 5350 Manhattan Circle        1,435          2/28/99        Circulation
Atlanta................. Five Concourse Parkway       3,524          4/30/98        Sales Office
Dallas (2).............. 800 West Airport Freeway     1,230         12/31/97        Sales Office

--------
(1) The Company is currently pursuing opportunities to sublease this space.
(2) This sales office was closed pursuant to management's business and operating strategy.

  The Company leases space used for its corporate headquarters and Chicago regional sales office from entities controlled by Mr. Petersen. See "Certain Relationships and Related Transactions."

EMPLOYEES

  As of June 30, 1997, the Company employed approximately 600 full-time employees, none of whom are members of a union. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

  The Company is a party to various litigation matters incidental to the conduct of its business. Although management cannot predict the outcome of any of such matters, it does not believe that the outcome of any of the matters in which it is currently involved will have a material adverse effect on the financial condition or results of operations of the Company.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth certain information (ages as of June 15, 1997) with respect to the persons who are members of the Board of Directors, executive officers or key employees of the Company.

  NAME                    AGE                              POSITION
  ----                    ---                              --------
James D. Dunning, Jr. ..   50 Chairman of the Board and Chief Executive Officer
D. Claeys Bahrenburg....   50 Vice Chairman of the Board and Chairman of the Executive Committee
Neal Vitale.............   43 President, Chief Operating Officer and Director
Richard S Willis........   36 Executive Vice President, Chief Financial Officer and Director
Laurence H. Bloch.......   43 Vice Chairman of the Board
Avy H. Stein............   42 Director
Daniel H. Blumenthal....   33 Director
Stuart Karu.............   50 Director
John R. Willis..........   47 Director
Michael Borchetta.......   32 Vice President, Circulation
James Guthrie...........   56 Executive Vice President, Marketing and Sales
Justin McCormack........   37 President, Petersen Enterprises
John Dianna.............   54 President, Automotive Performance Group
Ken Elliott.............   57 Vice President, Executive Publisher, Outdoor Group
Lee Kelley..............   55 President, Motor Trend Group
Richard P. Lague........   53 Vice President, Executive Publisher, Motorcycle/Bicycle Group
Charlotte Anne Perkins..   42 President, Sport Group
Paul J. Tzimoulis.......   60 Vice President, Executive Publisher, Photo/Marine Group
Amy P. Wilkins..........   34 President, Youth Group

 DIRECTORS AND EXECUTIVE OFFICERS

  James D. Dunning, Jr. has served as the Chairman of the Board and Chief Executive Officer of the Company since the Acquisition. Since 1993, Mr. Dunning has been Chairman and Chief Executive Officer of TransWestern Publishing Company, L.P. ("TransWestern"), the largest independent publisher of yellow pages in the United States and is currently Chairman and Chief Executive Officer of The Dunning Group, Inc. Mr. Dunning was formerly Chairman of SRDS Media Information, L.P. ("SRDS"), a media information and database publisher. From 1987 to 1992, Mr. Dunning was Chairman, Chief Executive Officer and President of Multi-Local Media Information Group, Inc. ("MLM"), a yellow pages and database company. From 1985 to 1986, he served as Executive Vice President of Ziff Communications, a consumer and trade publisher. From 1982 to 1984, Mr. Dunning was Senior Vice President and Director of Corporate Finance at Thomson McKinnon Securities, Inc. ("Thomson McKinnon"), an investment banking firm. Mr. Dunning served as President of Rolling Stone Magazine from 1977 to 1982.

  D. Claeys Bahrenburg currently serves as Vice Chairman and Chairman of the Executive Committee of the Company and has served as a Director of the Company and as Chief Executive Officer of Publishing since the Acquisition. From 1989 to 1995, Mr. Bahrenburg served as President of the Magazine Publishing Division of The Hearst Corporation ("Hearst"), the largest publisher of monthly magazines in the world. From 1986 to 1989, Mr. Bahrenburg served as Executive Vice President and Group Publishing Director at Hearst, where his responsibilities included overseeing 12 publications, new magazine development and brand development. From 1981 to 1986, Mr. Bahrenburg held the position of Publisher of both House Beautiful and Cosmopolitan.

  Neal Vitale currently serves as the President and Chief Operating Officer of the Company and has served as a Director of the Company and President and Chief Operating Officer of Publishing since the Acquisition. From 1989 to 1996, Mr. Vitale was employed by Cahners Publishing Company ("Cahners"), a division of Reed Elsevier, Inc. and a leading business-to-business publisher, in a variety of managerial capacities, including Vice President of Consumer Publishing, Vice President/General Manager of Variety and, most recently, as Group Vice

President, Entertainment, where he was responsible for the publications of Variety, Daily Variety, Broadcasting & Cable, Moving Pictures International, On Production and Tradeshow Week. From 1984 to 1989, Mr. Vitale was a partner at McNamee Consulting Company, Inc., a management consulting firm specializing in publishing and direct marketing.

  Richard S Willis currently serves as Executive Vice President, and Chief Financial Officer of the Company and has served as a Director of the Company since December 1996 and has served as Executive Vice President and Chief Financial Officer of Publishing since the Acquisition. Prior to the Acquisition, Mr. Willis served as the Vice President, Finance of the Predecessor since October 1995. From 1993 to 1995, Mr. Willis served as the Executive Vice President and Chief Financial Officer of two divisions of World Color and from 1990 to 1993 as the Chief Financial Officer and Secretary of Aster Publishing Company. From 1987 to 1990, Mr. Willis served as the Chief Financial Officer and Vice President of Finance and Administration of the consumer magazine group of Cowles Media Company. Prior thereto, Mr. Willis held various financial and managerial positions with Capital Cities/ABC, including the Chief Financial Officer of its consumer magazine division. Mr. Willis is not affiliated with Willis Stein.

  Laurence H. Bloch has served as the Vice Chairman of the Company since the Acquisition. Mr. Bloch also serves as Vice Chairman and Chief Financial Officer of TransWestern, which he joined in May 1993. From September 1990 to March 1992, Mr. Bloch was Senior Vice President and Chief Financial Officer of Lanxide Corporation, a materials technology company. Between 1980 and 1990, Mr. Bloch was an investment banker, initially with Thomson McKinnon and later as a Managing Director of Smith Barney. Mr. Bloch is a director of TransWestern and was formerly a director of SRDS and MLM.

  Avy H. Stein has served as a Director of the Company since the Acquisition. Mr. Stein is a founder and Managing Director of Willis Stein. Prior to founding Willis Stein, Mr. Stein served as a Managing Director of Continental Illinois Venture Corporation ("CIVC"), a venture capital investment firm, from 1989 through 1994. Prior to his tenure at CIVC, Mr. Stein served as a special consultant for mergers and acquisitions to the Chief Executive Officer of NL Industries, Inc.; as the Chief Executive Officer and principal shareholder of Regent Corporation; as President of Cook Energy Corporation and as an attorney with Kirkland & Ellis, a national law firm. Mr. Stein also serves as a director of TransWestern, Tremont Corporation, Racing Champions Corporation, UC Television Network Corp. and a number of privately-held companies.

  Daniel H. Blumenthal has served as a Director of the Company since the Acquisition. Mr. Blumenthal is a founder and Managing Director of Willis Stein. Prior to founding Willis Stein, Mr. Blumenthal served as Vice President of CIVC from 1993 through 1994. Prior to his tenure at CIVC, Mr. Blumenthal was a corporate tax attorney with Latham & Watkins, a national law firm, from 1988 to 1993. Mr. Blumenthal also serves as a director of a number of privately-held companies.

  Stuart Karu has served as a Director of the Company since the Acquisition. Mr. Karu currently is a private investor. From 1994 to 1995, Mr. Karu served as Vice Chairman of SRDS and in 1995 he served as the interim Chief Executive Officer of SRDS. From 1992 to 1994, Mr. Karu was the Chief Executive Officer and major shareholder of Balsam Spring Water. From 1979 to 1989, Mr. Karu was the Chief Executive Officer and principal shareholder of Henry S. Kaufman, Inc., a national advertising and public relations firm. Mr. Karu serves as a director of TransWestern and was formerly a director of SRDS and MLM.

  John R. Willis has served as a Director of the Company since December 1996. Mr. Willis is a founder and Managing Director of Willis Stein. Prior to founding Willis Stein, Mr. Willis served as President of CIVC from 1989 through 1994. Prior to his tenure at CIVC, Mr. Willis founded and served as a Managing Director of Continental Mezzanine Investment Group, following his serving in various senior lending positions at Continental Bank which he joined in 1974. Mr. Willis also serves as a director of TransWestern and a number of other privately-held companies.

   Executive officers of the Company are duly elected by the Board of Directors to serve until their respective successors are elected and qualified. There are no family relationships between any of the Directors or executive officers of the Company.

 CERTAIN KEY EMPLOYEES

  Michael Borchetta has served as Vice President, Circulation of the Company since the Acquisition. Prior to joining the Company, Mr. Borchetta served as Circulation Director of Cahners since January 1996 and as Subscription Director of Cahners from January 1990 to January 1996. Mr. Borchetta has also held positions with Act III Communications and Cowles Media Company.

  James Guthrie has served as Executive Vice President, Marketing and Sales since April 1997. From November 1987 to March 1997, Mr. Guthrie served as Executive Vice President-Marketing Development at Magazine Publishers of America ("MPA"). Prior to joining MPA, Mr. Guthrie was President and Chief Operating Officer of the advertising agency John Emmerling, Inc. for six years.

  Justin McCormack has served as President, Petersen Enterprises since March 1997. From February 1993 to March 1997, Mr. McCormack served as Executive Vice President of Marvel Characters, Inc. where he oversaw advertising, licensing and merchandising for the Marvel Entertainment Group. From June 1991 to February 1993, Mr. McCormack served as President and owner of the Nicholas James Group, a consultant and supplier to entertainment and publishing companies for special promotions, merchandising and new product development.

  John Dianna currently serves as President, Automotive Performance Group of Petersen. Mr. Dianna served with the Predecessor for over 27 years, and served as Vice-President, Executive Publisher, Automotive Performance Group since August 1991. Mr. Dianna is primarily responsible for the publication of Hot Rod, 4 Wheel & Off-Road, Car Craft, Sport Truck, Circle Track and related publications.

  Ken Elliott currently serves as Vice President, Executive Publisher, Outdoor Group of Petersen. Mr. Elliott served with the Predecessor for over 23 years, and served as Vice President, Executive Publisher, Outdoor Group since October 1995. Mr. Elliott served as Group Publisher from December 1990 to October 1995. Mr. Elliott is primarily responsible for the publication of Guns & Ammo, Hunting, Bowhunting, Handguns and related publications.

  Lee Kelley currently serves as President, Motor Trend Group of Petersen. Mr. Kelley served with the Predecessor for over 21 years, and served as Vice-President, Executive Publisher, Motor Trend Group since August 1991. Mr. Kelley is primarily responsible for the publication of Motor Trend and related publications.

  Richard P. Lague currently serves as Vice President, Executive Publisher, Motorcycle/Bicycle Group of Petersen. Mr. Lague served with the Predecessor for approximately 21 years, and served as Vice President, Executive Publisher Motorcycle/Bicycle Group since February 1992. From August 1991 to February 1992, Mr. Lague served as Vice President Motorcycle/Bicycle Group. Mr. Lague is primarily responsible for the publication of Motorcyclist and motorcycle related publications, Bicycle Guide and Mountain Biker.

  Charlotte Anne Perkins has served as President, Sport Group since March 1997 and is responsible for Sport and its special-interest publications. Prior to joining the Company, Ms. Perkins served as Publishing Director of Sport Traveler magazine, which she founded in September 1992, and previously held various positions at Hearst and Hachette.

  Paul J. Tzimoulis currently serves as Vice President, Executive Publisher, Photo/Marine Group of Petersen. Mr. Tzimoulis served with the Predecessor for over 32 years, and has served as Vice President, Executive Publisher, Photo/Marine Group since August 1984. Mr. Tzimoulis is responsible for the publication of Skin Diver and Photographic and other related publications.

  Amy P. Wilkins has served as President, Youth Group since May 1997 and is responsible for Teen and its special-interest publications. From April 1995 to May 1997, Ms. Wilkins served as Publisher of Health magazine (published by Time Warner, Inc.) after serving in various positions with Health since 1989.

BOARD COMPOSITION

  The Board of Directors will consist of ten members following the Offering, which will include the nine current members of the Board plus one additional "independent director" (within the meaning of the regulations of the New York Stock Exchange (the "NYSE")). It is expected that the new director will be approved to the Board within three months following the closing of the Offering. All of the current members of the Board were designated by Willis Stein pursuant to the terms of the Securityholders Agreement. See "Principal Stockholders--Securityholders Agreement." Directors of the Company are currently elected annually by its stockholders to serve during the ensuing year or until their respective successors are duly elected and qualified.

  Prior to the completion of the Offering, the Board will be divided into three classes, as nearly equal in number as possible, with each Director serving a three-year term and one class being elected at each year's annual meeting of stockholders. The Company's By-laws provide that Directors shall be elected by a plurality vote, with no cumulative voting. Messrs. R. Willis, J. Willis and Karu will be in the class of directors whose term expires at the 1998 annual meeting of the Company's stockholders. Messrs. Bahrenburg, Blumenthal and Bloch will be in the class of directors whose term expires at the 1999 annual meeting of the Company's stockholders. Messrs. Vitale, Stein and Dunning will be in the class of directors whose term expires at the 2000 annual meeting of the Company's stockholders. At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms, and until their respective successors are elected and qualified. The Company intends to hold its first annual meeting of stockholders following the completion of the Offering in 1998.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors currently has two committees: (i) an Audit Committee and (ii) a Compensation Committee. Immediately prior to the completion of the Offering, the Board will establish an Executive Committee.

  The Audit Committee is currently comprised of Messrs. J. Willis, Bloch and Karu. The Audit Committee reviews and recommends to the Board, as it deems necessary, the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of financial statements of the Company. The Audit Committee makes recommendations to the Board concerning the engagement of independent public accountants and the scope of the audit to be undertaken by such accountants. Ernst & Young LLP presently serves as the independent auditors of the Company. Following the Offering, the composition of the Audit Committee will be revised to comply with the requirements of the NYSE.

  The Compensation Committee is currently comprised of Messrs. Stein, Dunning and Blumenthal. The Compensation Committee reviews and, as it deems appropriate, recommends to the Board policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee exercises all authority under any employee stock option plans of the Company as the Committee therein specified (unless the Board resolution appoints any other committee to exercise such authority), and advises and consults with the officers of the Company as may be requested regarding managerial personnel policies. The Compensation Committee will have such additional powers and be granted additional authority as may be conferred upon it from time to time by the Board.

  The Executive Committee will be comprised of Messrs. Bahrenburg, Dunning and Stein. The Executive Committee will be authorized, subject to certain limitations, to exercise all of the powers of the Board of Directors during periods between Board meetings. The Board may also establish other committees to assist in the discharge of its responsibilities.

COMPENSATION OF DIRECTORS

  Each of the Directors of the Company (other than Messrs. Bahrenburg, Vitale and R. Willis) is paid annual compensation of $35,000, plus reimbursement for out-of-pocket expenses incurred in connection with attending Board meetings.

COMPENSATION OF EXECUTIVE OFFICERS

  The following Summary Compensation Table includes individual compensation information for the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company in the year ended December 31, 1996 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during the twelve months ended December 31, 1996. In certain circumstances, the amounts shown in the table combine the compensation received for services that were provided to the Predecessor from January 1, 1996 through September 30, 1996, and to the Company from October 1, 1996 through December 31, 1996. There were no stock options exercised during the Company's last fiscal year nor were any options outstanding at the end of the Company's last fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                     LONG-TERM
                                                   COMPENSATION
                            ANNUAL COMPENSATION       AWARDS
                          ------------------------ -------------
                                                       STOCK        ALL OTHER
   PRINCIPAL POSITION     YEAR SALARY($)  BONUS($) AWARDS($) (1) COMPENSATION(S)
   ------------------     ---- ---------- -------- ------------- ---------------
James D. Dunning, Jr.
 (2)....................  1996 $   25,000 $   --    $   37,085      $  8,750 (3)
 Chairman and Chief Ex-
  ecutive Officer
D. Claeys Bahrenburg
 (2)....................  1996    133,333     --        23,180            --
 Vice Chairman and
  Chairman of
  Executive Committee
Neal Vitale (2).........  1996    111,133  25,000       23,180            --
 President and Chief Op-
  erating Officer
Richard S Willis........  1996    181,791  50,000        4,635       115,875 (4)
 Executive Vice Presi-
  dent and Chief
  Financial Officer
Robert E. Petersen (5)..  1996  1,175,000     --           --             --
 Chairman Emeritus

--------
(1) Represents the estimated fair market value at the time of issuance of the Class A, B and C Common Units of Petersen. Each of the Class A, B and C Common Units issued to such executive officers were subject to vesting over a five-year period and the Class B and C Common Units were not eligible to participate in any distributions by Petersen until the original purchasers of the Preferred Units and the remaining Class A Common Units achieved a specified rate of return on their total investment in Petersen. The Class A Common Units so issued were valued at $4.50 per unit, the price paid therefor by the investors in connection with the Acquisition. Because of the terms applicable to the Class B and C Common units, the fair market value of such Class B and C Common Units was determined by the Board of Directors to be zero at the time of issuance. At the end of the Company's last fiscal year, the Named Executive Officers held the following Common
    Units:

                                           CLASS A      CLASS B      CLASS C
                                         COMMON UNITS COMMON UNITS COMMON UNITS
                                         ------------ ------------ ------------
   James D. Dunning, Jr.................    8,241        1,000        1,000
   D. Claeys Bahrenburg.................    5,151          625          625
   Neal Vitale..........................    5,151          625          625
   Richard S Willis.....................    1,030          125          125

   The value of such Common Units at the end of the Company's last fiscal year was determined to be the same as at the time of the Acquisition in light of their close proximity. On July 31, 1997, the Named Executive Officers exchanged their Class B Common Units and Class C Common Units for Class D Common Units, which resulted in the Company recording a non-recurring non-cash charge of $12.2 million. The value received by each Named Executive Officer as a result of the Exchange is as follows: James D. Dunning, Jr.-- $3.4 million; D. Claeys Bahrenburg--$2.1 million; Neal Vitale--$2.1 million; and Richard S Willis--$.4 million. These amounts were determined based upon the difference in value of the Class D Common Units and the Class B Common Units and Class C Common Units. As a result of the Reorganization, all of the Class D Common Units held by the Named Executive Officers will be converted into the following number of shares of Class A Common Stock: James
   D. Dunning, Jr.--477,449; D. Claeys Bahrenburg--171,744; Neal Vitale-- 254,182; and Richard S Willis--94,803. See "Certain Relationships and Related Transactions" and "Principal Stockholders."
(2) Executive's employment with the Company commenced on September 30, 1996. See "--Employment Agreements."
(3) Represents amounts received as payment of director's fees.
(4) Represents payment made to Mr. Willis pursuant to the terms of his Employment Agreement to reimburse him for losses incurred in connection with the sale of his principal residence.
(5) Mr. Petersen served as Chief Executive Officer of the Predecessor prior to the Acquisition.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Compensation Committee was established in December 1996 and is comprised of Messrs. Blumenthal, Dunning and Stein. Messrs. Blumenthal and Stein are each Managing Directors of Willis Stein, which is a principal stockholder of Company. See "Principal Stockholders."

EMPLOYMENT AGREEMENTS

  In connection with the Acquisition, Messrs. Bahrenburg, Vitale and R. Willis each entered into an Executive Securities Purchase and Employment Agreement (the "Employment Agreements") with the Company. The Employment Agreements provide for the continued employment of Mr. Bahrenburg as the Chief Executive Officer of Publishing, Mr. Vitale as the President of Publishing and Mr. Willis as the Chief Financial Officer of Publishing until December 31, 2001, unless terminated earlier as provided in the respective Employment Agreement. The Employment Agreements of Messrs. Bahrenburg, Vitale and Willis provide for: (i) an annual base salary of $500,000, $325,000, and $200,000, respectively (subject to annual increases based on the consumer price index);
(ii) annual bonuses of up to half base salary of such person based on the achievement of certain EBITDA targets; and (iii) a deferred bonus payable upon the first to occur of: (a) a sale of the Company or (b) the fifth anniversary of the date of such agreements. Each executive's employment may be terminated by the Company at any time with or without cause. If such executive is terminated by the Company with "cause" or resigns other than for "good reason" (each as defined in such agreements), the executive will be entitled to his base salary and fringe benefits until the date of termination, but will not be entitled to any unpaid bonus. Each of Messrs. Bahrenburg, Vitale and Willis is entitled to his base salary and fringe benefits and any accrued bonus for a period of twelve months following his termination in the event such executive is terminated without cause or resigns with good reason. Pursuant to the Employment Agreements, Messrs. Bahrenburg, Vitale and Willis each has agreed not to compete with the Company during the employment period and for one year thereafter. The Employment Agreements also provide each executive with customary fringe benefits and vacation periods. "Cause" is generally defined in the Employment Agreements to mean: (i) the commission of a felony or a crime involving moral turpitude; (ii) the commission of any other act or omission involving dishonesty, disloyalty or fraud; (iii) the substantial and repeated failure to perform duties as reasonably directed by the Board or Chairman; (iv) gross negligence or willful misconduct with respect to the Company or any subsidiary; (v) any other material breach of the Employment Agreement or Company policy established by the Board, which breach, if curable, is not cured within 15 days after written notice thereof to the executive; or (vi) the failure by the Company to generate a specified level of EBITDA in any fiscal year. "Good reason" is defined to mean the occurrence, without such executive's consent, of any of the following: (i) the assignment to the executive of any significant duties materially inconsistent with the executive's status as a senior executive officer of the Company or a substantial diminution in the nature or status of the executive's responsibilities; (ii) a reduction by the Company in the executive's annual base salary as in effect on the date of such Employment Agreements, except for across-the-board salary reductions similarly affecting all senior executives of the Company; or (iii) the Board requires the executive to relocate from the New York area in the case of Mr. Bahrenburg or the Los Angeles area in the case of Mr. Vitale and Mr. Willis. The Employment Agreements also provided for the purchase by Messrs. Bahrenburg, Vitale and Willis of Preferred Units, Common Units and Common Stock for a combination of cash and notes. The Company has agreed to nominate Messrs. Bahrenburg and Vitale to the Board of Directors in accordance with their employment agreements. See "Certain Relationships and Related Transactions."

  Mr. Dunning receives an annual salary of $200,000 per annum for serving as Chairman of Petersen and Mr. Bloch receives an annual salary of $100,000 per annum for serving as Vice Chairman of Petersen. Beginning in 1998, each will also be entitled, subject to approval of the Board, to receive an annual bonus upon the Company achieving certain financial targets.

  In connection with the Acquisition, the Company entered into an employment agreement with Robert E. Petersen pursuant to which Mr. Petersen agreed to serve as Chairman Emeritus of the Company for a five-year period in exchange for annual compensation of $200,000 per annum. Under such agreement, Mr. Petersen has agreed to, among other things, act as a public spokesperson and representative of the Company at public functions and participate in significant meetings of the key executives of the Company concerning marketing and sales strategies, important personnel decisions and similar activities so required by the Chairman of the Board. The employment agreement entitles Mr. Petersen to certain fringe benefits and perquisites and severance payments equal to his annual salary for the remaining unexpired term of the agreement in the event he is terminated by the Company without cause or suffers a "constructive termination," which is defined to include (i) the relocation of Mr. Petersen from the Company's current principal executive office; (ii) any material breach of the employment agreement by the Company; or (iii) the assignment of Mr. Petersen to a significantly lower position in the Company in terms of responsibility, authority and status.

1997 LONG-TERM EQUITY INCENTIVE PLAN

  In July 1997, the Board of Directors, acting as managing member of Petersen, adopted the Petersen Holdings, L.L.C. 1997 Long-Term Equity Incentive Plan (the "1997 Incentive Plan"). The 1997 Incentive Plan authorizes the grant of options to those officers, key employees of, and other key individuals performing services for, Petersen and its subsidiaries as selected by the Board of Directors or a committee of the Board (if the Board has delegated the administration of the 1997 Incentive Plan to such committee). The 1997 Incentive Plan authorizes the granting of options to purchase up to 10,000 Class A Common Units, subject to adjustment upon the occurrence of certain events. The price per Class A Common Unit payable upon the exercise of each option granted under the 1997 Incentive Plan as well as the terms under which the options may be exercised will be determined by the Board or Committee, as the case may be, in its sole discretion at the time of grant.

  To date, the Board, acting as managing member of Petersen has granted options to purchase an aggregate of approximately 8,867 Class A Common Units under the 1997 Incentive Plan. Such options vest and become exercisable on the fifth anniversary of the grant date, provided that the optionee has been continuously employed by Petersen through such date. In the event of an initial public offering (an "IPO"), the Accelerated Portion (as defined) of the option becomes fully vested and exercisable and the remaining portion vests and becomes exercisable ratably, on a daily basis, over the period from the date of the completion of the IPO through December 31, 1999, until the employee ceases to be employed by Petersen. The "Accelerated Portion" means a fraction, the numerator of which is the number of days from and after January 1, 1997 through the IPO completion date, and the denominator of which is 1,096. In addition, such options become immediately vested and exercisable upon the sale of Petersen. In the event an optionee's employment with Petersen is terminated for any reason, Petersen has the right to repurchase the Class A Common Units issued or issuable upon the exercise of such option at a price equal to fair market value. All of the outstanding options have an exercise price equal per Class A Common Unit to the fair market value of a Class A Common Unit on the date of grant.

  Upon consummation of the Reorganization: (i) each option outstanding under the 1997 Incentive Plan will cease to be exercisable for Class A Common Units and will become exercisable instead for the number of shares of Class A Common Stock into which the number of Class A Common Units previously subject to such option is exchanged pursuant to the Recapitalization Agreement; (ii) the exercise price of each such option is proportionately adjusted; (iii) the Company will assume Petersen's obligations and succeed to the rights of Petersen under the 1997 Incentive Plan; and (iv) any remaining units eligible for issuance under the 1997 Incentive Plan will be cancelled.

  Prior to the consummation of the Offering, the Board and stockholders of the Company are expected to approve and adopt the New Incentive Plan. The New Incentive Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee") composed of at least two non-employee directors (as that term is defined in Rule 16b-3 under the Exchange Act), who will be appointed by the Board. In addition to holders of options previously issued under the 1997 Incentive Plan, certain employees, advisors and consultants of the Company will be eligible to participate in the New Incentive Plan (a "Participant"). The Committee will be authorized under the New Incentive Plan to select the Participants and determine the terms and conditions of the awards under the New Incentive Plan. The New Incentive Plan will provide for the issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the Compensation Committee deems consistent with the purposes of the New Incentive Plan. An aggregate of 2,041,269 shares of Class A Common Stock of the Company have been reserved for issuance under the New Incentive Plan (including the 320,685 shares of Class A Common reserved for issuance under the options previously issued under the 1997 Incentive Plan), subject to certain adjustments reflecting changes in the Company's capitalization. The New Incentive Plan will provide that Participants will be limited to receiving awards relating to no more than 100,000 shares of Class A Common Stock per year.

  Options granted under the New Incentive Plan may be either incentive stock options ("ISOs") or such other forms of non-qualified stock options ("NQOs") as the Committee may determine. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. The exercise price of (i) an ISO granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Owner") will be at least 110% of the fair market value of a share of common stock on the date of grant and (ii) an ISO granted to an individual other than a 10% Owner will be at least 100% of the fair market value of a share of Class A Common Stock on the date of grant.

  Options granted under the New Incentive Plan may be subject to time vesting and certain other restrictions at the sole discretion of the Committee. Subject to certain exceptions, the right to exercise an option generally will terminate at the earlier of (i) the first date on which the initial grantee of such option is not employed by the Company for any reason other than termination without cause, death or permanent disability or (ii) the expiration date of the option. If the holder of an option dies or suffers a permanent disability while still employed by the Company, the right to exercise all unexpired installments of such option shall be accelerated and shall vest as of the latest of the date of such death, the date of such permanent disability and the date of the discovery of such permanent disability, and such option shall be exercisable, subject to certain exceptions, for 180 days after such date. If the holder of an option is terminated without cause, to the extent the option has vested, such option will be exercisable for 30 days after such date.

  All outstanding awards under the New Incentive Plan will terminate immediately prior to consummation of a liquidation or dissolution of the Company, unless otherwise provided by the Board. In the event of the sale of all or substantially all of the assets of the Company or the merger of the Company with another corporation, all restrictions on any outstanding awards will terminate and Participants will be entitled to the full benefit of their awards immediately prior to the closing date of such sale or merger, unless otherwise provided by the Board.

  The Board generally will have the power and authority to amend the New Incentive Plan at any time without approval of the Company's stockholders, subject to applicable federal securities and tax laws limitations (including regulations of the NYSE).

EMPLOYEE STOCK DISCOUNT PURCHASE PLAN

  The Petersen Companies, Inc. Employee Stock Discount Purchase Plan (the "Employee Stock Purchase Plan") will be approved by the Board and the existing stockholders prior to the consummation of the Offering. The Employee Stock Purchase Plan will be established to give employees desiring to do so a convenient means of purchasing shares of Class A Common Stock through payroll deductions. The Employee Stock Purchase Plan will provide an incentive to participate by permitting certain purchases at a discounted price equal to 85% of fair market value of the Class A Common Stock on the date of purchase. The Company believes that ownership of stock by employees will foster greater employee interest in the success, growth and development of the Company. An aggregate of 90,557 shares of Class A Common Stock have been reserved for sale under the Employee Stock Purchase Plan.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On December 1, 1994, the Company entered into a lease with a trust controlled by Mr. Petersen and his wife pursuant to which the Company leases office space for its corporate headquarters. The lease expires on November 30, 2009. In connection with the Acquisition, the lease was amended to provide for lease payments of $341,951 for each monthly period ending before November 30, 1996. For each fiscal year thereafter, the monthly lease payments will be increased at an annual rate of approximately 1.75%.

  On October 1, 1996, the Company entered into a lease with Mr. Petersen with respect to the Company's office space located at 815 North LaSalle Street in Chicago, Illinois. The lease expires on September 30, 2005 and provides for monthly lease payments of: (i) $16,500 for the period from October 1, 1996 to September 30, 1999; (ii) $17,500 for the period from October 1, 1999 to September 30, 2002; and (iii) $18,500 from October 1, 2002 through the end of the term of the lease. The Company believes that the terms of the foregoing leases are not as favorable as the Company could obtain from an independent third party.

  In connection with the Acquisition, Messrs. Dunning, Bahrenburg, Bloch and Karu, Willis Stein, Petersen Properties Company, BankAmerica Investment Corporation ("BAIC") and others entered into a securities purchase agreement (the "Securities Purchase Agreement") with Petersen and the Company pursuant to which they purchased Preferred Units and Common Units of Petersen and Class A Common Stock of the Company for cash. The following table sets forth the securities purchased by such persons pursuant to the Securities Purchase Agreement (in each case as adjusted to give effect to the Reorganization and based upon an assumed initial public offering price of $16 per share, the midpoint of the range set forth on the cover page of this Prospectus) and the aggregate consideration paid for such securities:

                                                                     AGGREGATE
      DIRECTOR, EXECUTIVE OFFICER OR 10% OWNER        COMMON STOCK CONSIDERATION
      ----------------------------------------        ------------ -------------
      James D. Dunning, Jr. (1)(2)...................    330,060    $ 2,200,000
      D. Claeys Bahrenburg...........................     75,014        500,000
      Laurence H. Bloch (1)..........................    150,027      1,000,000
      Stuart Karu (1)................................    150,027      1,000,000
      Willis Stein & Partners, L.P. .................  7,501,360     50,000,000
      Petersen Properties Company....................  3,750,680     25,000,000
      BankAmerica Investment Corporation (3).........  3,000,544     20,000,000
      Chase Equity Associates, L.P. .................  2,250,408     15,000,000
      Allstate Insurance Company.....................  2,250,408     15,000,000

--------

(1) Pursuant to the Securities Purchase Agreement, the Company also issued to Messrs. Dunning, Bloch and Karu the following shares of Class A Common Stock (giving effect to the Exchange and Reorganization) for no additional consideration: Mr. Dunning--776,860 Class A Common Stock; Mr. Bloch-- 462,940 Class A Common Stock; and Mr. Karu--287,102 Class A Common Stock.

(2) Includes 15,002 Class A Common Stock held in trusts for which Mr. Dunning serves as trustee.
(3) Includes 300,054 shares of Class B Common Stock held by CIVC Partners II, a partnership of which all of the partners are employees of BAIC or an affiliate thereof.

  Pursuant to his Employment Agreement, Mr. Bahrenburg purchased an aggregate of 150,027 shares of Class A Common Stock for an aggregate purchase price of $1.0 million (giving effect to the Exchange and the Reorganization). Mr. Bahrenburg paid for these securities with promissory notes in the aggregate amount of $1,000,000. Of this amount, $200,000 was paid on March 1, 1997 and $800,000 will become due and payable on the earlier to occur of: (i) December 31, 2001; (ii) the termination of Mr. Bahrenburg's employment with the Company; or (iii) a sale of the Company. Such promissory notes bear interest at a rate equal to the Company's weighted average cost of borrowing (8.5% at August 31, 1997) as determined by the Board. Mr. Bahrenburg's obligations under such notes are secured by a pledge of the securities purchased therewith. In addition, pursuant to the Employment Agreement, the Company issued to Mr. Bahrenburg an aggregate of 358,877 shares of Class A Common Stock (giving effect to the Exchange and the Reorganization) for no additional consideration.

  Pursuant to his Employment Agreement, Mr. Vitale purchased an aggregate of 112,520 shares of Class A Common Stock for an aggregate purchase price of $750,000 (giving effect to the Exchange and the Reorganization). Mr. Vitale paid for these securities with promissory notes in the aggregate amount of $750,000. Such promissory notes will bear interest at a rate equal to the Company's weighted average cost of borrowing

(8.5% at August 31, 1997) as determined by the Board and will become due and payable on the earlier to occur of: (i) December 31, 2001; (ii) the termination of Mr. Vitale's employment with the Company; or (iii) a sale of the Company. Mr. Vitale's obligations under such notes are secured by a pledge of the securities purchased therewith. In addition, pursuant to the Employment Agreement, the Company issued to Mr. Vitale an aggregate of 441,314 shares of Class A Common Stock (giving effect to the Exchange and the Reorganization) for no additional consideration.

  Pursuant to his Employment Agreement, Mr. Willis purchased an aggregate of 45,008 shares of Class A Common Stock for an aggregate purchase price of $300,000 (giving effect to the Exchange and the Reorganization). Mr. Willis paid for these securities with $100,000 in cash and promissory notes in the aggregate amount of $200,000. Such promissory notes bear interest at a rate equal to the Company's weighted average cost of borrowing (8.5% at August 31, 1997) as determined by the Board and will become due and payable on the earlier to occur of: (i) December 31, 2001; (ii) the termination of Mr. Willis' employment with the Company; or (iii) a sale of the Company. Mr. Willis' obligations under such notes are secured by a pledge of the securities purchased therewith. In addition, pursuant to the Employment Agreement, the Company issued to Mr. Willis an aggregate of 132,229 shares of Class A Common Stock (giving effect to the Exchange and the Reorganization) for no additional consideration.

  A portion of the securities issued to Messrs. Bahrenburg, Vitale and Willis pursuant to the Employment Agreements will be subject to repurchase by the Company in the event such executive leaves the Company's employ under certain circumstances. If such executive is terminated by the Company with cause or resigns without good reason (each as defined in their respective employment agreements), the purchase price for any unvested securities will be the lesser of their original cost or their fair market value and the purchase price for any vested securities will be the fair market value of such securities. If such executive is terminated by the Company without cause or resigns with good reason, the Company can only repurchase such executive's unvested securities at a price equal to the lesser of their original cost or their fair market value.

  On July 31, 1997, Petersen and all of the holders of Class A, B and C Common Units entered into an agreement whereby all of the outstanding Class B and C Common Units were converted into five series of Class D Common Units in the Exchange. The Class D Common Units for Messrs. Bahrenburg, Vitale and Willis are subject to vesting and scheduled to vest on the fifth anniversary of their issue date provided that the holder thereof has been continuously employed by the Company through such date. Vesting accelerates upon death or disability of such holder or the sale of Petersen. In the event of an IPO, vesting of such Class D Common Units will accelerate as follows so long as the holder is continuously employed through the date of such IPO: (i) if the holder continues to be employed on the first, second or third anniversary of the IPO date such that 33 1/3% will vest upon each of the first, second and third anniversaries of the IPO date and (ii) if the holder ceases to be employed on a date other than such an anniversary, such that a pro rata portion will vest since the later of the IPO date and the last anniversary of the IPO date. As a result of the Reorganization, these Class D Common Units will be exchanged for shares of Class A Common Stock, which will continue to be subject to the same vesting schedule set forth above for Messrs. Bahrenburg, Vitale and Willis. The following table sets forth the shares of Class A Common Stock to be issued to each executive officer of the Company for their Class D Common Units:

                                                                     NUMBER OF
                                                                      CLASS A
   NAME                                                             COMMON STOCK
   ----                                                             ------------
   James D. Dunning, Jr............................................   477,449
   D. Claeys Bahrenburg ...........................................   171,744
   Laurence H. Bloch...............................................   238,381
   Stuart Karu.....................................................   137,396
   Neal Vitale.....................................................   254,182
   Richard S Willis................................................    94,803


  Willis Stein, a significant stockholder of the Company, owns approximately 18.0% of the equity securities of Racing Champions Corporation ("Racing Champions") and has two representatives on Racing Champions' board of directors. The Company has entered into licensing and marketing arrangements with Racing Champions in connection with the Racing Champions Mint and Racing Champions Hot Rod Collection. The Company has received payments of approximately $45,000 in 1997 from Racing Champions in connection with these licenses.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the equity securities of the Company as of September 15, 1997 and immediately following the Offering (in each case giving effect to the Reorganization at an assumed initial public offering price of $16 per share, the midpoint of the range set forth of the cover page of this Prospectus) by:
(i) each of the Directors and the Named Executive Officers; (ii) all Directors and executive officers as a group; and (iii) each owner of more than 5% of any class of equity securities of the Company ("5% Owners"). The actual number of shares to be issued to each existing stockholder of the Company in the Reorganization is subject to change based upon changes in the assumed initial public offering price and the effective date of the Reorganization. Unless otherwise noted, the address for each executive officer of the Company is c/o the Company, 6420 Wilshire Boulevard, Los Angeles, California 90048.

                            CLASS A COMMON STOCK (1)      CLASS B COMMON STOCK (1)
                          ----------------------------- ----------------------------
                                      PERCENT OF CLASS             PERCENT OF CLASS
                                     ------------------           ------------------
                                              FOLLOWING                    FOLLOWING
                            NO. OF   PRIOR TO    THE     NO. OF   PRIOR TO    THE
                            SHARES   OFFERING OFFERING   SHARES   OFFERING OFFERING
                          ---------- -------- --------- --------- -------- ---------
DIRECTORS AND NAMED EX-
 ECUTIVE OFFICERS:
James D. Dunning, Jr.
 (2)....................   1,106,920    5.5%     4.2%      --        -- %     -- %
D. Claeys Bahrenburg ...     583,918    2.9      2.2       --        --       --
Neal Vitale ............     553,834    2.7      2.1       --        --       --
Richard S Willis .......     177,237     *        *        --        --       --
Laurence H. Bloch (3)...     612,967    3.0      2.3       --        --       --
Avy H. Stein (4)........   7,501,360   37.2     28.4       --        --       --
Daniel H. Blumenthal
 (4)....................   7,501,360   37.2     28.4       --        --       --
Stuart Karu.............     437,129    2.2      1.7       --        --       --
John R. Willis (4)......   7,501,360   37.2     28.4       --        --       --
All Directors and
 executive officers as a
 group
 (9 persons)............  10,973,365   54.4     41.6       --        --       --
5% OWNERS:
Willis Stein & Partners,
 L.P. (5)...............   7,501,360   37.2     28.4       --        --       --
Robert E. Petersen (6)..   3,750,680   18.6     14.2       --        --       --
BankAmerica Investment
 Corporation (1)(7).....   3,000,544   13.0     10.2    3,000,544   39.1     39.1
Chase Equity Associates,
 L.P. (1)(8)............   2,250,408   10.7      8.2      931,408   12.1     12.1
Allstate Insurance Com-
 pany (9)...............   2,250,408   11.2      8.5       --        --       --
First Union Investors,
 Inc. (1)(10)...........   1,875,340    8.5      6.6    1,875,340   24.4     24.4
CIBC WG Argosy Merchant
 Fund 2, L.L.C.
 (1)(11)................   1,875,340    8.5      6.6    1,875,340   24.4     24.4

-------
  * Represents less than one percent.

 (1) The Company has two classes of outstanding Common Stock, the Class A Common Stock and the Class B Common Stock, which are identical in all respects except that the Class B Common Stock is non-voting and is convertible to Class A Common Stock under certain circumstances. Beneficial ownership of the Common Stock has been determined in accordance with the rules of the Commission. Pursuant to such rules, a person is deemed to be the beneficial owner of any security in which that person has the right to acquire beneficial ownership of such security within 60 days. As a result, holders of Class B Common Stock are deemed to be the beneficial owners of the Class A Common Stock issuable upon the conversion thereof. Such shares of Class A Common Stock, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. See "Description of Capital Stock."
 (2) Includes 15,002 shares of Class A Common Stock held in trusts for which Mr. Dunning serves as trustee.
 (3) Such shares of Class A Common Stock are held in a trust for which Mr. Bloch serves as trustee.
 (4) Includes 7,501,360 shares of the Class A Common Stock of the Company beneficially owned by Willis Stein. Such persons disclaim beneficial ownership of all such shares beneficially owned by Willis Stein. Such person's address is c/o Willis Stein, 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606.
 (5) The address of Willis Stein is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606.
 (6) Mr. Petersen's interests in the Company are owned through Petersen Properties Company. Such person's address is 6420 Wilshire Boulevard, Los Angeles, California 90048.
 (7) Such person's address is c/o BankAmerica Investment Corporation, 231 S. LaSalle Street, Chicago, Illinois 60697. Also includes shares of Class B Common Stock held by CIVC Partners II, a partnership all of the partners of which are employees of BAIC or an affiliate thereof.
 (8) Such person's address is 380 Madison Avenue, 12th Floor, New York, New York 10017-2951.
 (9) Such person's address is 3075 Sanders Road, Suite G5D, Northbrook. Illinois 60062-7127.
(10) Such person's address is c/o First Union Capital Partners, Inc., One First Union Center, 301 S. College Street, 5th Floor, Charlotte, North Carolina 28288.
(11) Such person's address is 425 Lexington Avenue, 3rd Floor, New York, New York 10017.


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

SECURITYHOLDERS AGREEMENT

  At the time of the Acquisition, the Company, Petersen, Willis Stein and the other investors named therein (collectively, the "Investors") entered into a securityholders agreement (the "Securityholders Agreement"), providing for:
(i) the composition of the Board of Directors; (ii) restrictions on the transfer of equity securities of Petersen, the Company and Petersen Investment Corp. (the "Equity Securities"); (iii) registration rights relating to the Equity Securities; (iv) obligations of the Investors upon a sale of the Company; and (v) preemptive rights in favor of the non-Willis Stein Investors in connection with issuances of equity to Willis Stein. Under the terms of the Securityholders Agreement, all of the stockholders of the Company have agreed to vote their shares in favor of those individuals designated by Willis Stein to serve on the Board of Directors. Willis Stein also has the right to control the vote on any significant corporate changes, such as a merger, consolidation or sale of the Company until such time as the Company consummates an initial public offering of its equity securities resulting in the receipt by the Company of at least $75.0 million of gross proceeds and which indicates a market capitalization of the Company without giving effect to any issuances of equity securities following its initial capitalization of at least $330.0 million (a "Qualified IPO"). The Securityholders Agreement generally restricts the transfer of Equity Securities, other than in a public sale. Any proposed transfer of Equity Securities is subject to a right of first refusal in favor of the Company or the other Investors and "tag-along" rights in favor of the other Investors. All of the Investors have agreed that Willis Stein (through the Company) may control the circumstances under which a sale of Petersen may take place, and that each Investor will consent to such transaction on the terms negotiated by Willis Stein. Willis Stein may also control the circumstances under which a public offering of Holdings' or the Company's equity securities may take place. The Securityholders Agreement provides for up to four long-form and unlimited short-form demand registrations in favor of Willis Stein, two short-form demand registrations in favor of a majority of the non-Willis Stein Investors at such time as the Company is eligible to use a short-form registration statement and unlimited "piggyback" registrations in favor of the Investors.

  Prior to the Offering, certain of the parties to the Securityholders Agreement are expected to agree to extend the voting provisions of the Securityholders Agreement for a period of at least 21 months following the Offering. Such voting provisions would have otherwise terminated by their terms as a result of the Offering being a Qualified IPO. As a result of such amendment, Willis Stein will have the power to vote shares of Class A Common Stock representing more than 50% of the Company's voting securities.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

  At the time of the Offering, the total amount of authorized capital stock of the Company will consist of 75,000,000 shares of Class A Common Stock, par value $.01 per share, 25,000,000 shares of Class B Common Stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Upon completion of the Offering, 26,408,362 shares of Class A Common Stock, 7,682,632 shares of Class B Common Stock and no shares of Preferred Stock will be issued and outstanding (assuming an initial public offering price of $16 per share, the midpoint of the range set forth on the cover page of this Prospectus). As of August 31, 1997, there were 2,162.7 shares of Class A Common Stock and 1,200 shares of Class B Common Stock outstanding, which were held by 27 and 5 holders of record, respectively. The discussion herein describes the Company's capital stock, the Restated Certificate of Incorporation and By-laws as anticipated to be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate of Incorporation and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

  The Restated Certificate of Incorporation and By-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

CLASS A COMMON STOCK

  The issued and outstanding shares of Class A Common Stock are, and the shares of Class A Common Stock being offered by the Company will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Class A Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Class A Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the Restated Certificate of Incorporation, the Class A Common Stock will vote on all matters submitted to a vote of the stockholders, including the election of directors.

CLASS B COMMON STOCK

  Except with respect to voting and conversion rights, the Class B Common
Stock is identical to the Class A Common Stock. Under the Restated Certificate of Incorporation, holders of Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except (i) as otherwise required by law and (ii) that the holders of Class B Common Stock shall have the right to vote as a class on any amendment, repeal or modification to the Certificate of Incorporation that adversely affects the powers, preferences or special rights of the holders of the Class B Common Stock. In connection with the occurrence (or the expected occurrence) of certain events, each holder of Class B Common Stock is entitled to convert on a share-for-share basis any or all of the shares of such holder's Class B Common Stock being (or expected to be) distributed, disposed of or sold in connection with such event. In general, these events include: (i) any public offering or public sale of such shares by a holder thereof; (ii) any sale of securities of the Company to a person or group of persons if, after such sale, such person or group of persons in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the Company's directors; (iii) any sale of securities of the Company to a person or group of persons if, after such sale, such person or group of persons would not, in the aggregate, own, control or have the right to acquire more than 2% of the outstanding securities of any class of voting securities of the Company; and (iv) a merger, consolidation or similar transaction involving the Company if, after such transaction, a person or group of persons in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the surviving company's directors.

PREFERRED STOCK

  The Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Board of Directors, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

  The Restated Certificate of Incorporation provides for the Board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. See "Management." Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.

  The Restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Restated Certificate of Incorporation and the By-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the chief executive officer of the Company. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

  The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board.

  Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

  The Restated Certificate of Incorporation and By-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their Provisions. This requirement of a super-majority vote to approve amendments to the Restated Certification of Incorporation and By-laws could enable a minority of the Company's stockholders to exercise veto power over any such amendments.

CERTAIN PROVISIONS OF DELAWARE LAW

  Following the consummation of the Offering, the Company will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless: (i) the transaction is approved by the Board of Directors prior to the date the "interested stockholder" obtained such status; (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock winch is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a Person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Restated Certificate of Incorporation limits the liability of Directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Restated Certificate of Incorporation will provide that the Company shall indemnify Directors and officers of the Company to the fullest extent permitted by such law. The Company anticipates entering into separate indemnification agreements with its current Directors and executive officers prior to the completion of the Offering which will have the effect of providing such persons indemnification protection in the event the Restated Certificate of Incorporation is subsequently amended.

LISTING

  The Class A Common Stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol "PTN."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Class A Common Stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no market for the Common Stock of the Company. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors--Impact of Shares Eligible for Future Sale."

  Upon completion of the Offering, the Company expects to have 34,090,994 shares of Common Stock outstanding. Of the shares outstanding after the Offering, the 6,250,000 shares of Class A Common Stock (7,187,500 shares if the U.S. Underwriters' over-allotment is exercised in full) sold in the Offering will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate"), as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations of Rule 144.

  An aggregate of 27,840,994 shares of Common Stock held by existing stockholders upon completion of the Offering will be "restricted securities" (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including among others, the exemption provided by Rule 144 under the Securities Act. One year after the date of this Prospectus, approximately 27,840,994 shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144, subject to the volume limitations and other restrictions described below.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 340,910 shares immediately after the Offering) or the average weekly reported volume of trading of the Class A Common Stock on the NYSE during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements without regard to any holding period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other restrictions described above.

  Any employee of the Company who purchased his or her shares of Common Stock or received an option to purchase Common Stock pursuant to a written compensation plan or contract while the Company was not subject to the reporting requirements of the Exchange Act may be entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the current public information, holding period, volume limitation or notice provisions of Rule 144 and permits Affiliates to sell their Rule 701 shares without having to comply with the holding period provision of Rule 144, in each case beginning 90 days after the Company became subject to the reporting requirements of the Exchange Act.

  Notwithstanding the foregoing, in connection with the Offering, the Company's executive officers, Directors, all existing stockholders of the Company, who own in aggregate 27,840,994 shares of Common Stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not (a) offer, pledge, loan, sell contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company), or (b) enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus, other than (i) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement (as defined) or (ii) the issuance by the Company of shares of Common Stock upon the exercise of an option sold or granted pursuant to an existing benefit plan of the Company and outstanding on the date of this Prospectus.

  The Securityholders Agreement provides for up to four long-form and unlimited short-form demand registrations in favor of Willis Stein, two short-form demand registrations in favor of a majority of the non-Willis Stein Investors at such time as the Company is eligible to use a short-form registration statement and unlimited "piggyback" registrations in favor of the Investors, in each case at the Company's expense. As a result of such agreement, holders of an aggregate of 7,501,360 shares of Common Stock will have the right to require the Company to register their shares of Common Stock under the Securities Act at the Company's expense beginning 180 days after the completion of the Offering. In addition, holders of an aggregate of 20,339,634 shares of Common Stock have certain "piggyback" registration rights under the Securityholders Agreement.

                            FEDERAL INCOME TAX
                   CONSEQUENCES TO NON-UNITED STATES HOLDERS

GENERAL

  The following discussion of the material United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a Non-U.S. Holder has been prepared in reliance upon an opinion to the same effect delivered to the Company by Kirkland & Ellis, special counsel to the Company. A copy of the opinion of Kirkland & Ellis is filed in an exhibit to the Registration Statement, of which this Prospectus forms a part. For this purpose, the term "Non-U.S. Holder" is defined as any person or entity that is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a non-resident fiduciary of a foreign estate or trust. The opinion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances nor does it discuss certain tax provisions which may apply to individuals who relinquish their U.S. citizenship or residence. Furthermore, the opinion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change either retroactively or prospectively. EACH PROSPECTIVE PURCHASER OF CLASS A COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF CLASS A COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

  Subject to the foregoing and to the assumptions and qualifications set forth in its opinion, Kirkland & Ellis has advised the Company of the following:

DIVIDENDS

  In the event that dividends are paid on shares of Class A Common Stock, dividends paid to a Non-U.S. Holder of Class A Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder and an Internal Revenue Service Form 4224 is filed with the payer, the dividends are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

  Dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, under proposed regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or at a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Currently, certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

  A Non-U.S. Holder of Class A Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless: (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder; (ii) in the case of a Non-U.S. Holder who is an individual and holds the Class A Common Stock as a capital asset, such holder is present in United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

  If an individual Non-U.S. Holder falls under clause (i) above, he will, unless an applicable treaty provides otherwise, be taxed on his net gain derived from the sale under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, he will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States capital losses.

  If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

  Class A Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  Under Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  A backup withholding tax is imposed at the rate of 31% on certain payments to persons that fail to furnish certain identifying information to the payer. Backup withholding generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). However, under proposed regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to withholding tax at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on Class A Common Stock at addresses inside the United States to Non-U.S. Holders that fail to provide certain identifying information in the manner required.

  Payment of the proceeds of a sale of Class A Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Class A Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more if its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (ii) the beneficial owner otherwise establishes an exemption. Proposed regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the proposed regulations would provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of a non-U.S. status.

  Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, BT Alex. Brown Incorporated and Goldman, Sachs & Co. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Donaldson, Lufkin & Jenrette International, BT Alex. Brown International, a division of Bankers Trust International PLC, and Goldman Sachs International are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them the respective number of shares of Class A Common Stock set forth opposite the names of such Underwriters below:

                                                                      NUMBER OF
                                NAME                                   SHARES
                                ----                                  ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated..................................
  Donaldson, Lufkin & Jenrette Securities Corporation................
  BT Alex. Brown Incorporated........................................
  Goldman, Sachs & Co................................................
                                                                      ---------
    Subtotal......................................................... 5,000,000
                                                                      ---------
International Underwriters:
  Morgan Stanley & Co. International Limited.........................
  Donaldson, Lufkin & Jenrette International.........................
  BT Alex. Brown International, a division of Bankers Trust Interna-
   tional PLC........................................................
  Goldman Sachs International........................................
                                                                      ---------
    Subtotal......................................................... 1,250,000
                                                                      ---------
      Total.......................................................... 6,250,000
                                                                      =========

  The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements
(i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Class A Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

  Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  The Underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $    a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in
excess of $    a share to other Underwriters or to certain other dealers.
After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 937,500 additional shares of Class A Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

  The Class A Common Stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol "PTN." In order to meet the requirements for listing the Class A Common Stock on the NYSE, the Underwriters have undertaken to meet the NYSE's minimum distribution, issuance and market value requirements.

  Each of the Company, the Company's executive officers and Directors and all other stockholders of the Company have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, loan, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (i) or (ii) of this paragraph is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (a) the sale to the Underwriters of the shares of Class A Common Stock under the Underwriting Agreement or (b) the issuance by the Company of shares of Class A Common Stock upon the exercise of an option or warrant sold or granted pursuant to an existing employee benefit plan of the Company and outstanding on the date of this Prospectus.

  At the request of the Company, the Underwriters have reserved shares of Class A Common Stock offered hereby for sale, at the initial public offering price, up to 312,500 shares to be issued by the Company and offered hereby for Directors, officers, employees, business associates and related persons of the Company. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.

  In order to facilitate the offering of the Class A Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Class A Common Stock in the Offering, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial position and future prospects, the experience of its management, the economies of the industry in general, the general condition of the equity securities market, sales, earnings and certain other financial operating information of the Company in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors. There can be no assurance that a regular trading market for the shares of Class A Common Stock will develop after the offering or, if developed, that a public trading market can be sustained. There can be no assurance that the prices at which the Class A Common Stock will sell in the public market after the Offering will not be lower than the prices at which it is offered by the Underwriters in the Offering.

                                 LEGAL MATTERS

  The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Kirkland & Ellis, Chicago, Illinois (a partnership which includes professional corporations). Certain legal matters will be passed upon for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California.

                                    EXPERTS

  The financial statements of The Petersen Companies, Inc. as of December 31, 1996 and June 30, 1997 and for the period from August 15, 1996 (inception) to December 31, 1996 and the six months ended June 30, 1997, the consolidated financial statements of Petersen Holdings, L.L.C. as of December 31, 1996 and June 30, 1997 and for the three months ended December 31, 1996 and the six months ended June 30, 1997 and the financial statements of the publishing division of Petersen Publishing Company as of November 30, 1995 and September 30, 1996 and for each of the two years in the period ended November 30, 1995 and the ten months ended September 30, 1996 included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their reports appearing herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Class A Common Stock being offered in the Offering. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission referred to below.

  Upon completion of the Offering, the Company will become subject to the informational requirements of the Exchange Act, and in accordance therewith will be required to file periodic reports and other information with the Commission. Petersen and Publishing are currently subject to the informational requirements of the Exchange Act as the result of the effectiveness of its Registration Statement on Form S-4 (Registration No. 333-18017) and in accordance therewith file periodic reports and other information with the Commission. Such reports and other information regarding the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy, information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by independent certified public accountants.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGES
                                                                          -----
THE PETERSEN COMPANIES, INC.
  Report of Ernst & Young LLP, Independent Auditors......................  F-2
  Balance Sheets at December 31, 1996 and June 30, 1997..................  F-3
  Statements of Operations for the period from August 15, 1996
   (inception) to December 31, 1996 and the six months ended June 30,
   1997..................................................................  F-4
  Statements of Shareholders' Equity for the period from August 15, 1996
   (inception) to December 31, 1996 and the six months ended June 30,
   1997..................................................................  F-5
  Statements of Cash Flows for the period from August 15, 1996
   (inception) to December 31, 1996 and the six months ended June 30,
   1997..................................................................  F-6
  Notes to Financial Statements..........................................  F-7
PETERSEN HOLDINGS, LLC
  Report of Ernst & Young LLP, Independent Auditors...................... F-10
  Consolidated Balance Sheets at December 31, 1996 and June 30, 1997..... F-11
  Consolidated Statements of Operations for the three months ended
   December 31, 1996 and the six months ended June 30, 1997.............. F-12
  Consolidated Statements of Members' Equity for the three months ended
   December 31, 1996 and the six months ended June 30, 1997.............. F-13
  Consolidated Statements of Cash Flows for the three months ended
   December 31, 1996 and the six months ended June 30, 1997.............. F-14
  Notes to Consolidated Financial Statements............................. F-15
PETERSEN PUBLISHING COMPANY PUBLISHING DIVISION
  Report of Ernst & Young LLP, Independent Auditors...................... F-23
  Balance Sheets at November 30, 1995 and September 30, 1996............. F-24
  Statements of Operations and Divisional Equity for the years ended
   November 30, 1994 and 1995, the six months ended June 30, 1996
   (unaudited) and the ten months ended September 30, 1996............... F-25
  Statements of Cash Flows for the years ended November 30, 1994 and
   1995, the six months ended June 30, 1996 (unaudited) and the ten months ended September 30, 1996....................................... F-26
  Notes to Financial Statements.......................................... F-27

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
The Petersen Companies, Inc.

  We have audited the accompanying balance sheets of The Petersen Companies, Inc. (formerly known as BrightView Communications Group, Inc.), as of December 31, 1996 and June 30, 1997, and the related statements of operations and shareholders' equity and cash flows for the period from August 15, 1996 (inception) to December 31, 1996 and the six months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Petersen Companies, Inc., at December 31, 1996 and June 30, 1997, and the results of its operations and its cash flows for the period from August 15, 1996 (inception) to December 31, 1996 and the six months ended June 30, 1997, in conformity with generally accepted accounting principles.


                                          Ernst & Young LLP
Los Angeles, California
August 7, 1997, except as to Note 6 as to which the date is September 12, 1997

                          THE PETERSEN COMPANIES, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                          DECEMBER 31, JUNE 30,
                                                              1996       1997
                                                          ------------ --------
                         ASSETS
Investment in Petersen Publishing, L.L.C. ...............    $  154     $  149
Investment in Petersen Holdings, L.L.C. .................     1,506      1,513
                                                             ------     ------
Total assets.............................................    $1,660     $1,662
                                                             ======     ======
          LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities..............................................    $   --     $   --
Commitments and contingencies
Shareholders' equity:
  Class A Shares, $0.01 par value, 10,000 shares
   authorized; 2,163.5 shares issued and outstanding.....     1,073      1,082
  Class B Shares, $0.01 par value, 10,000 shares
   authorized; 1,200 shares issued and outstanding.......       600        600
  Accumulated deficit....................................       (11)       (18)
                                                             ------     ------
                                                              1,662      1,664
  Notes receivable from related parties..................        (2)        (2)
                                                             ------     ------
Total liabilities and shareholders' equity...............    $1,660     $1,662
                                                             ======     ======


                            See accompanying notes.

                          THE PETERSEN COMPANIES, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                      AUGUST 15, 1996 SIX MONTHS
                                                      (INCEPTION) TO    ENDED
                                                       DECEMBER 31,    JUNE 30,
                                                           1996          1997
                                                      --------------- ----------
Net revenues.........................................      $ --         $ --
General and administrative expenses..................        --             2
                                                           -----        -----
Loss from operations.................................        --            (2)
Equity in loss of subsidiary.........................        (11)          (5)
                                                           -----        -----
Net loss.............................................      $ (11)       $  (7)
                                                           =====        =====



                            See accompanying notes.

                          THE PETERSEN COMPANIES, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                          NOTES
                                                                        RECEIVABLE
                          CLASS A COMMON  CLASS B COMMON                   FROM        TOTAL
                          --------------- ----------------  ACCUMULATED  RELATED   SHAREHOLDERS'
                          SHARES  AMOUNT  SHARES   AMOUNT     DEFICIT    PARTIES      EQUITY
                          ------- ------- -------  -------  ----------- ---------- -------------
Balance as of August 15,
 1996 (inception).......     --   $   --      --   $   --      $ --       $ --        $  --
Contributed capital.....   2,145    1,073   1,200      600       --         --         1,673
Loans to related
 parties................     --       --      --       --        --          (2)          (2)
Net loss................     --       --      --       --        (11)       --           (11)
                          ------  ------- -------  -------     -----      -----       ------
Balance as of December
 31, 1996...............   2,145    1,073   1,200      600       (11)        (2)       1,660
Contributed capital.....      18        9     --       --        --         --             9
Net loss................     --       --      --       --         (7)       --            (7)
                          ------  ------- -------  -------     -----      -----       ------
Balance as of June 30,
 1997...................   2,163   $1,082   1,200     $600     $ (18)     $  (2)      $1,662
                          ======  ======= =======  =======     =====      =====       ======


                            See accompanying notes.

                          THE PETERSEN COMPANIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                    AUGUST 15, 1996 SIX MONTHS
                                                    (INCEPTION) TO    ENDED
                                                     DECEMBER 31,    JUNE 30,
                                                         1996          1997
                                                    --------------- ----------
OPERATING ACTIVITIES
Net loss...........................................     $   (11)      $   (7)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
 Equity in loss of subsidiary......................          11            5
                                                        -------       ------
Net cash used in operating activities..............         --            (2)
INVESTING ACTIVITIES
Investment in Petersen Publishing Company,
 L.L.C. ...........................................        (165)           1
Investment in Petersen Holdings, L.L.C. ...........      (1,505)          (9)
                                                        -------       ------
Net cash used in investing activities..............      (1,670)          (8)
FINANCING ACTIVITIES
Proceeds from issuance of stock....................       1,670           10
                                                        -------       ------
Net cash provided by financing activities..........       1,670           10
                                                        -------       ------
Increase (decrease) in cash........................         --           --
Cash at beginning of period........................         --           --
                                                        -------       ------
Cash at end of period..............................     $   --        $  --
                                                        =======       ======


                            See accompanying notes.

                         THE PETERSEN COMPANIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  BrightView Communications Group, Inc. is a Delaware corporation, which changed its name to The Petersen Companies, Inc. on August 7, 1997 (the "Company"). The Company owns 1.0% of Petersen Holdings, L.L.C. ("Holdings") and .1% of Petersen Publishing Company, L.L.C. ("Petersen"). The Company has no business operations other than the investment in Holdings and Petersen. BrightView was organized in August 1996 for the principal purpose of investing in Holdings and Petersen. The Company is Holdings' managing member and as such controls the policies and operations of Holdings and of Petersen through Holdings.

 Basis of Presentation

  The financial statements reflect the activity of the Company for the period from August 15, 1996 (inception) through December 31, 1996 and for the six month period ended June 30, 1997, after elimination of intercompany transactions. The Company reflects its investment in both Holdings and Petersen on the equity method of accounting.

2. LONG-TERM DEBT

 Senior Credit Facility:

  On September 30, 1996, Petersen entered into a Senior Credit Facility with First Union National Bank of North Carolina and CIBC Inc. (the "Lenders") pursuant to which the Lenders agreed to loan Petersen up to $260,000,000. Such amount was allocated among a revolving credit facility for up to $60,000,000 (the "Revolver"), of which up to $10,000,000 can be in the form of letters of credit; a tranche A term loan for up to $100,000,000 (the "Tranche A Loan"); and a tranche B term loan for up to $100,000,000 (the "Tranche B Loan").

  The Revolver and the Tranche A Loan bear interest at either LIBOR (5.688% at June 30, 1997), plus 1.375% to 2.750%, based on borrowings or the prime rate of the agent bank (8.5% at June 30, 1997), plus .125% to 1.5%, based on borrowings. As of December 31, 1996 and June 30, 1997, Petersen had no borrowings outstanding under the Revolver. However, a letter of credit for $1,600,000 issued in January 1997 reduces the amount available under the Revolver. The letter of credit expires in January 1998. Any future borrowings under the Revolver will mature on December 31, 2002. As of December 31, 1996, Petersen had $100,000,000 outstanding under the Tranche A Loan at a weighted average interest rate of 8.375%. As of June 30, 1997, Petersen had $89,000,000 outstanding under the Tranche A Loan at a weighted average interest rate of 8.277%.

  The Tranche B Loan bears interest at either LIBOR (5.688% at June 30, 1997), plus 2.625% to 3.250%, based on borrowings or the prime rate of the agent bank (8.5% at June 30, 1997), plus 1.375% to 2.0% based on borrowings. As of December 31, 1996, Petersen had $100,000,000 outstanding under the Tranche B Loan at a weighted average interest rate of 8.875%. As of June 30, 1997, Petersen had $88,750,000 outstanding under the Tranche B Loan at a weighted average interest rate of 8.777%.

                         THE PETERSEN COMPANIES, INC.

  The Revolver and Tranche A Loan mature on December 31, 2002 and Tranche B Loan matures on September 30, 2004. Minimum annual repayment commitments for the Tranche A Loan and Tranche B Loan are as follows:

                                                   TRANCHE A LOAN TRANCHE B LOAN
                                                   -------------- --------------
   1997 (6 months)................................    $  --          $   500
   1998...........................................     10,000          1,000
   1999...........................................     15,000          1,000
   2000...........................................     20,000          1,000
   2001...........................................     25,000          1,000
   Thereafter.....................................     19,000         84,250
                                                      -------        -------
     Total........................................    $89,000        $88,750
                                                      =======        =======

  The Revolver is required to be permanently reduced and the Tranche A Loan and Tranche B Loan are required to be prepaid with (i) 75% of excess cash flow (as defined in the Senior Credit Facility), (ii) proceeds from asset sales or other dispositions of property, (iii) proceeds from the issuance of certain debt obligations or equity securities. In the six months ended June 30, 1997, Petersen repaid $22,250,000 of the borrowings under the Senior Credit Facility, including a prepayment of $11,000,000 on the Tranche A Loan and a prepayment of $10,750,000 on the Tranche B Loan.

  The Senior Credit Facility contains certain restrictive covenants including but not limited to restrictions on capital expenditures, payments of dividends, liens, investments and disposals of assets, as well as financial covenants including a maximum leverage ratio, minimum interest coverage ratio and minimum fixed charge coverage ratio, all as defined in the Senior Credit Facility. As of June 30, 1997, Petersen was in compliance with the covenants of the Senior Credit Facility.

  The Senior Credit Facility is guaranteed by Holdings and the Company.

  Petersen estimates that the book value of the Senior Credit Facility approximates its fair value.

 Bridge Notes:

  In August 1996, Petersen entered into a Bridge Commitment Agreement whereby First Union Corporation and CIBC Inc. agreed to lend Petersen up to $100,000,000 aggregate amount of senior subordinated increasing rate notes (the "Bridge Notes"). The Bridge Notes bore interest at the prime rate (as announced from time to time by First Union National Bank of North Carolina) plus 425 basis points, with a maximum of 12.5% per annum. The interest rate would increase by an additional 50 basis points under certain circumstances.

  In December 1996, Petersen repaid the Bridge Notes in full.

                         THE PETERSEN COMPANIES, INC.

3. INVESTMENTS IN HOLDINGS AND PETERSEN

  In August 1996, the Company issued shares of Class A and Class B Common stock in exchange for proceeds aggregating $1,672,500. At the same time, the Company invested $1,505,250 in 1.0% of Holdings and $167,250 in .1% of Petersen. The Company reflects their proportionate share of the loss in both Holdings and Petersen each period.

4. INCOME TAXES

  No provision or liability for federal or state income taxes is included in the accompanying financial statements. The difference between the tax bases and the reported amounts of the Company's assets and liabilities is not material at December 31, 1996 and June 30, 1997. The Company had no deferred tax assets and liabilities at December 31, 1996 or June 30, 1997.

5. CONTINGENCIES

  The Company is a party to various legal actions and disputes arising in the ordinary course of business. Management believes, based on the advice of counsel, that any resulting liabilities from these actions will not have a material adverse effect on the financial position of the company.

6. EVENTS SUBSEQUENT TO JUNE 30, 1997

  On August 5, 1997, the Board of Directors of the Company authorized the filing with the Securities and Exchange Commission of a registration statement for the sale by the Company of shares of its Class A Common Stock to the public. It is contemplated that in connection with the offering, all of the existing securityholders of the Company and Holdings will enter into an agreement in which all of the Holdings Common Units and Preferred Units and all of the Company's common stock will be exchanged for an aggregate of 20,158,362 shares of Class A Common Stock and 7,682,632 shares of Class B Common Stock.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Petersen Holdings, L.L.C.

  We have audited the accompanying consolidated balance sheets of Petersen Holdings, L.L.C., as of December 31, 1996 and June 30, 1997, and the related consolidated statements of operations, members' equity and cash flows for the three months ended December 31, 1996 and the six months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petersen Holdings, L.L.C., at December 31, 1996 and June 30, 1997, and the consolidated results of its operations and its cash flows for the three months ended December 31, 1996 and the six months ended June 30, 1997, in conformity with generally accepted accounting principles.


                                          Ernst & Young LLP
Los Angeles, California
July 31, 1997, except as to Note 12 as to which the date is September 12, 1997

                           PETERSEN HOLDINGS, L.L.C.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                         DECEMBER 31, JUNE 30,
                                                             1996       1997
                                                         ------------ ---------
                        ASSETS
Current assets:
  Cash and cash equivalents............................   $   7,761   $   6,923
  Accounts receivable, less allowance for doubtful
   accounts of $1,604 (1996) and $1,722 (1997).........      20,141      24,011
  Inventories..........................................       4,408       3,721
  Current portion of deferred subscription acquisition
   costs...............................................      43,835      40,711
  Deferred direct mail advertising costs, net of
   accumulated amortization of $307 (1997).............         --        2,340
  Other prepaid expenses and current assets............         730         653
                                                          ---------   ---------
Total current assets...................................      76,875      78,359
Deferred subscription acquisition costs................      41,168      44,680
Property and equipment, net of accumulated depreciation
 of $560 (1996) and $1,501 (1997)......................       4,152       3,360
Goodwill, net of accumulated amortization of $5,992
 (1996) and $17,979 (1997).............................     353,556     341,595
Subscriber list and established work force, net of
 accumulated amortization of $3,000 (1996) and $9,000
 (1997)................................................     117,000     111,000
Deferred financing costs, net of accumulated
 amortization of $3,276 (1996) and $4,659 (1997).......      10,735       9,352
Other assets...........................................         587         631
                                                          ---------   ---------
Total assets...........................................   $ 604,073   $ 588,977
                                                          =========   =========
            LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities.............   $  13,288   $  16,623
  Accrued payroll and related costs....................       1,963       4,098
  Accrued interest on long-term debt...................       2,041       3,628
  Customer incentives payable..........................       5,785       5,735
  Current portion of unearned subscription revenues....      71,163      69,517
  Current portion of long-term debt....................       1,000       6,000
  Other accrued expenses and current liabilities.......         119         261
                                                          ---------   ---------
Total current liabilities..............................      95,359     105,862
Unearned subscription revenues.........................      47,608      52,071
Long-term debt.........................................     299,000     271,750
Other noncurrent liabilities...........................       7,652       8,664
Due to minority member.................................         154         149
Members' equity:
  Common units.........................................       1,671       1,707
  Preferred units......................................     165,171     181,464
  Accumulated deficit..................................     (10,594)    (30,942)
                                                          ---------   ---------
                                                            156,248     152,229
  Less: Notes receivable from related parties..........      (1,948)     (1,748)
                                                          ---------   ---------
Total members' equity..................................     154,300     150,481
                                                          ---------   ---------
Total liabilities and members' equity..................   $ 604,073   $ 588,977
                                                          =========   =========

                            See accompanying notes.

                           PETERSEN HOLDINGS, L.L.C.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          PETERSEN HOLDINGS,
                                                                L.L.C.
                                                        -----------------------
                                                        THREE MONTHS SIX MONTHS
                                                           ENDED       ENDED
                                                        DECEMBER 31,  JUNE 30,
                                                            1996        1997
                                                        ------------ ----------
Net revenues:
  Advertising.........................................   $   31,912  $   73,438
  Newsstand...........................................       10,037      21,249
  Subscriptions (net of agency commissions of $13,804
   and $27,723 for the three months ended December 31,
   1996 and the six months ended June 30, 1997,
   respectively)......................................       10,404      21,736
  Other...............................................          924       3,720
                                                         ----------  ----------
Total net revenues....................................       53,277     120,143
Production, selling and other direct costs (including
 rent paid to a related party of $1,032 and $2,187,
 for the three months ended December 31, 1996 and the
 six months ended June 30, 1997, respectively)........       41,223      82,440
                                                         ----------  ----------
Gross profit..........................................       12,054      37,703
General and administrative expenses...................        2,666       8,955
Amortization of goodwill and other intangible assets..        8,992      18,151
                                                         ----------  ----------
Income from operations................................          396      10,597
Other income (expense):
  Interest income.....................................          113         355
  Interest expense....................................      (11,114)    (15,853)
  Loss on sale of assets..............................          --          (33)
                                                         ----------  ----------
Loss before minority interest.........................      (10,605)     (4,934)
Minority members' equity in loss of subsidiary........           11           5
                                                         ----------  ----------
Net loss..............................................      (10,594)     (4,929)
Preferred unit dividends..............................          --      (15,419)
                                                         ----------  ----------
Net loss attributable to common units.................   $  (10,594) $  (20,348)
                                                         ==========  ==========
Pro forma net loss per share..........................   $     (.38) $     (.73)
                                                         ==========  ==========
Pro forma weighted average number of common shares
 outstanding..........................................   27,840,994  27,840,994
                                                         ==========  ==========


                            See accompanying notes.

                           PETERSEN HOLDINGS, L.L.C.

                   CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
                      (IN THOUSANDS, EXCEPT UNIT AMOUNTS)

                                                                        NOTES
                                                                      RECEIVABLE
                           COMMON UNITS  PREFERRED UNITS                 FROM     TOTAL
                          -------------- ---------------- ACCUMULATED  RELATED   MEMBERS'
                           UNITS  AMOUNT  UNITS  AMOUNTS    DEFICIT    PARTIES    EQUITY
                          ------- ------ ------- -------- ----------- ---------- --------
Balance as of September
 30, 1996...............      --  $  --      --  $    --   $    --     $   --    $    --
Contributed capital, net
 of costs...............  413,550  1,671 371,295  165,171       --         --     166,842
Loans to related
 parties................      --     --      --       --        --      (1,948)    (1,948)
Net loss................      --     --      --       --    (10,594)       --     (10,594)
                          ------- ------ ------- --------  --------    -------   --------
Balance as of December
 31, 1996...............  413,550  1,671 371,295  165,171   (10,594)    (1,948)   154,300
Contributed capital.....    4,061     36   1,960      874       --         --         910
Preferred unit
 dividend...............      --     --      --    15,419   (15,419)       --         --
Payments against notes
 receivable from related
 parties................      --     --      --       --        --         200        200
Net loss................      --     --      --       --     (4,929)       --      (4,929)
                          ------- ------ ------- --------  --------    -------   --------
Balance as of June 30,
 1997...................  417,611 $1,707 373,255 $181,464  $(30,942)   $(1,748)  $150,481
                          ======= ====== ======= ========  ========    =======   ========


                            See accompanying notes.

                           PETERSEN HOLDINGS, L.L.C.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                         THREE MONTHS SIX MONTHS
                                                            ENDED       ENDED
                                                         DECEMBER 31,  JUNE 30,
                                                             1996        1997
                                                         ------------ ----------
OPERATING ACTIVITIES
Net loss...............................................   $ (10,594)   $ (4,929)
Adjustment to reconcile net loss to net cash provided
 by operating activities:
 Depreciation and amortization.........................      12,849      20,791
 Allowance for doubtful accounts.......................         --          828
 Loss on sale of assets................................         --           33
 Changes in operating assets and liabilities:
 Accounts receivable...................................      (2,092)     (4,698)
 Inventories...........................................       6,017         687
 Deferred subscription acquisition costs...............     (11,061)       (388)
 Deferred direct mail advertising costs................         --       (2,647)
 Accounts payable and accrued liabilities..............       9,102       2,848
 Accrued payroll and related costs.....................      (3,677)      2,135
 Accrued interest on long-term debt....................       2,041       1,587
 Customer incentives payable...........................         411         (50)
 Unearned subscription revenues........................      11,840       2,817
 Other current assets, net.............................          34         619
 Other noncurrent liabilities..........................       7,506      (1,514)
                                                          ---------    --------
 Total adjustments.....................................      32,970      23,048
                                                          ---------    --------
Net cash provided by operating activities..............      22,376      18,119
                                                          ---------    --------
INVESTING ACTIVITIES
Decrease in minority interest..........................         --           (5)
Purchases of property and equipment....................         --         (228)
Purchases of magazines.................................         --         (122)
Proceeds from sale of assets...........................         --           38
Acquisition of assets of publishing division of
 Petersen Publishing Company, including liabilities
 assumed and net of costs associated with the
 acquisition...........................................    (465,652)      2,500
                                                          ---------    --------
Net cash (used in) provided by investing activities....    (465,652)      2,183
                                                          ---------    --------
FINANCING ACTIVITIES
Proceeds from bank borrowings..........................     200,000         --
Repayment of bank borrowings...........................         --      (22,250)
Proceeds from issuance of Senior Subordinated Notes....     100,000         --
Increase in deferred financing costs...................     (14,011)        --
Proceeds from issuance of members units................     165,135         910
Reduction in notes receivable, related party...........         --          200
Costs associated with capital contributions............        (241)        --
Cash contribution by minority member...................         154         --
                                                          ---------    --------
Net cash provided by (used in) financing activities....     451,037     (21,140)
                                                          ---------    --------
Increase in cash and cash equivalents..................       7,761        (838)
Cash and cash equivalents at beginning of period.......         --        7,761
                                                          ---------    --------
Cash and cash equivalents at end of period.............   $   7,761    $  6,923
                                                          =========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during period for:
 Interest..............................................   $   5,576    $ 10,842
                                                          =========    ========
 Taxes.................................................   $     --     $     12
                                                          =========    ========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended December 31, 1996, the Company extended a loan to related parties of $1,948 in exchange for Common and Preferred Units. During the six months ended June 30, 1997, the Company increased goodwill and accrued liabilities by $2,526 representing adjustments to the allocation of the purchase price of the Acquisition. Additionally, the Company accrued the cumulative Preferred Unit dividend of $15,419 during the six months ended June 30, 1997.

                            See accompanying notes.

                           PETERSEN HOLDINGS, L.L.C.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  Petersen Holdings, L.L.C. ("Holdings") is a Delaware limited liability company. Holdings owns 99.9% of Petersen Publishing Company, L.L.C. (the "Company"). Holdings has no business operations other than those of the Company. The remaining 0.1% of the Company is owned by BrightView Communications Group, Inc. ("BrightView"). The Company was organized in 1996 for the principal purpose of completing the acquisition (the "Acquisition") of substantially all of the assets and assuming certain liabilities of the Publishing Division of Petersen Publishing Company ("Petersen") (see Note 2). The Company is engaged in the publishing business with revenues generated primarily from the publication of various special interest magazines and the sale of related advertising, principally within the United States.

 Basis of Presentation

  The consolidated financial statements reflect the consolidated activity of Holdings and the Company from October 1, 1996 through December 31, 1996 and the six month period ended June 30, 1997, after elimination of intercompany transactions and segregation of minority interest.

  Certain reclassifications have been made to the consolidated balance sheets and statements of operations for the three months ended December 31, 1996 to conform to the presentation for the six months ended June 30, 1997.

 Earnings Per Share

  Pro forma net loss per share is based on the weighted average shares outstanding after giving retroactive effect to the issuance of 27,840,994 shares of common stock in connection with the reorganization described in Note 12.

 Cash Equivalents

  Cash equivalents consist primarily of debt instruments with maturities of three months or less at the acquisition date. The carrying amounts of cash and cash equivalents reported in the balance sheet approximate its fair value.

 Inventories

  Inventories, consisting of paper held at a printing company, are stated at the lower of cost, which approximates the first-in, first-out method, or market.

 Deferred Subscription Acquisition Costs

  Deferred subscription acquisition costs consist of agency commissions paid to obtain subscriptions and are amortized over the life of the related subscriptions ranging from 12 to 36 months.

 Depreciation and Amortization

  Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years except for leasehold improvements which are amortized over the lesser of 10 years or the life of the lease.

 Goodwill and Other Intangible Assets

  Goodwill resulting from the Acquisition will be amortized using the straight-line method over its estimated useful life of 15 years. Other intangible assets (consisting mainly of subscriber lists and established work force) will be amortized over their estimated useful lives of ten years. Deferred financing costs will be amortized over the term of the debt: ten years for the Senior Subordinated Notes and an average of seven years for the Senior Credit Facility.

                           PETERSEN HOLDINGS, L.L.C.

 Income Taxes

  As a limited liability company, Holdings is not subject to U.S. federal income taxes or state income taxes.

 Revenue Recognition

  Advertising revenue, net of provisions for related rebates and discounts, is recognized at the "on sale" date of the publication containing the advertisement. Subscription revenue is deferred and recognized pro rata as fulfilled over the terms of such subscriptions and is recorded net of related agency commissions. Sales of magazines intended for retail distribution on newsstands are recorded at the time such publications are available for sale by distributors to the public and are reduced by an estimated provision for returns.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenues

  No customer accounted for over 10% of the Company's revenues. The Company's activities occur principally in the United States and revenues from outside the United States are less than 10% of the Company's revenues.

 Advertising Expenses

  The Company began a new mailing program in 1997. The Company accounts for its direct response advertising costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-7 "Reporting on Advertising Costs," pursuant to which qualified direct response advertising is capitalized and amortized over its expected period of future benefit. Such capitalized costs include primarily printing and postage to current and potential subscribers and totaled $2,647,000 at June 30, 1997 and will be amortized over twelve months (the estimated period of future benefit), beginning two months after mailing. No direct response advertising costs were capitalized at December 31, 1996. Amortization of direct response advertising costs was $307,000 for the six months ended June 30, 1997 and is included in production, selling and other direct costs.

  The Company expenses all other costs of advertising as incurred. Advertising expense for the three months ended December 31, 1996 and the six months ended June 30, 1997 were $23,000, and $946,000, respectively.

2. ACQUISITION OF THE PUBLISHING DIVISION OF PETERSEN PUBLISHING COMPANY

  In August 1996, BrightView entered into an Asset Purchase Agreement to purchase substantially all of the assets of the publishing division of Petersen. BrightView assigned its rights under such agreement to the Company and the Company assumed all of BrightView's obligations thereunder. The aggregate purchase price (including expenses) was $462,800,000 (including costs associated with the Acquisition), plus the assumption of unearned subscription revenues and other certain liabilities totaling approximately $49,000,000. The Asset Purchase Agreement provided for a final settlement of the purchase price related to changes in the working capital of Petersen between June 30, 1996 and September 30, 1996. During the six months ended June 30, 1997, the Company received $2,526,000 related to such changes and increased goodwill and accrued liabilities accordingly. The Acquisition was completed on September 30, 1996. In connection with the Acquisition, the Company recorded goodwill of approximately $360,000,000 and other intangible assets of approximately $120,000,000. Goodwill amortization expense for the three months ended December 31, 1996 and the six months ended June 30, 1997 was $5,992,000 and $12,109,000, respectively. Amortization of other intangible assets was $3,000,000 and $6,000,000 for the three months ended December 31, 1996 and the six months ended June 30, 1997, respectively.

  In order to finance the Acquisition, the Company entered into a Senior Credit Facility for up to $260,000,000, issued 11 1/8% Senior Subordinated Notes for $100,000,000 and Holdings issued equity securities for $165,000,000. See Notes 5 and 8 for a more comprehensive discussion of the debt and equity issuances.

                           PETERSEN HOLDINGS, L.L.C.

3. INVENTORIES

  Inventories consist of (in thousands):

                                                           DECEMBER 31, JUNE 30,
                                                               1996       1997
                                                           ------------ --------
   Paper..................................................   $   611    $ 1,562
   Magazines in process...................................     3,797      2,159
                                                             -------    -------
                                                             $ 4,408    $ 3,721
                                                             =======    =======

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of (in thousands):

                                                           DECEMBER 31, JUNE 30,
                                                               1996       1997
                                                           ------------ --------
   Leasehold improvements.................................   $   283    $   283
   Machinery and equipment................................     2,230      2,379
   Office furniture and equipment.........................     2,199      2,199
                                                             -------    -------
                                                               4,712      4,861
   Less accumulated depreciation and amortization.........       560      1,501
                                                             -------    -------
                                                             $ 4,152    $ 3,360
                                                             =======    =======

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), which became effective for the Company in 1996. The adoption of SFAS No. 121 did not have a material impact on the Company's financial position or results of operations.

5. LONG-TERM DEBT

 Senior Credit Facility:

  On September 30, 1996, the Company entered into a Senior Credit Facility with First Union National Bank of North Carolina and CIBC Inc. (the "Lenders") pursuant to which the Lenders agreed to loan the Company up to $260,000,000. Such amount was allocated among a revolving credit facility for up to $60,000,000 (the "Revolver"), of which up to $10,000,000 can be in the form of letters of credit; a tranche A term loan for up to $100,000,000 (the "Tranche A Loan"); and a tranche B term loan for up to $100,000,000 (the "Tranche B Loan").

  The Revolver and the Tranche A Loan bear interest at either LIBOR (5.688% at June 30, 1997), plus 1.375% to 2.750%, based on borrowings or the prime rate of the agent bank (8.5% at June 30, 1997), plus .125% to 1.5%, based on borrowings. As of December 31, 1996 and June 30, 1997, the Company had no borrowings outstanding under the Revolver. However, a letter of credit for $1,600,000 issued in January 1997 reduces the amount available under the Revolver. The letter of credit expires in January 1998. Any future borrowings under the Revolver will mature on December 31, 2002. As of December 31, 1996, the Company had $100,000,000 outstanding under the Tranche A Loan at a weighted average interest rate of 8.375%. As of June 30, 1997, the Company had $89,000,000 outstanding under the Tranche A Loan at a weighted average interest rate of 8.277%.

  The Tranche B Loan bears interest at either LIBOR (5.688% at June 30, 1997), plus 2.625% to 3.250%, based on borrowings or the prime rate of the agent bank (8.5% at June 30, 1997), plus 1.375% to 2.0% based on

                           PETERSEN HOLDINGS, L.L.C.

borrowings. As of December 31, 1996, the Company had $100,000,000 outstanding under the Tranche B Loan at a weighted average interest rate of 8.875%. As of June 30, 1997, the Company had $88,750,000 outstanding under the Tranche B Loan at a weighted average interest rate of 8.777%.

  The Revolver and Tranche A Loan mature on December 31, 2002 and Tranche B Loan matures on September 30, 2004. Minimum annual repayment commitments for the Tranche A Loan and Tranche B Loan are as follows:

                                                   TRANCHE A LOAN TRANCHE B LOAN
                                                   -------------- --------------
                                                          (IN THOUSANDS)
   1997 (6 months)................................    $  --          $   500
   1998...........................................     10,000          1,000
   1999...........................................     15,000          1,000
   2000...........................................     20,000          1,000
   2001...........................................     25,000          1,000
   Thereafter.....................................     19,000         84,250
                                                      -------        -------
     Total........................................    $89,000        $88,750
                                                      =======        =======

  The Revolver is required to be permanently reduced and the Tranche A Loan and Tranche B Loan are required to be prepaid with (i) 75% of excess cash flow (as defined in the Senior Credit Facility), (ii) proceeds from asset sales or other dispositions of property, (iii) proceeds from the issuance of certain debt obligations or equity securities. In the six months ended June 30, 1997, the Company repaid $22,250,000 of the borrowings under the Senior Credit Facility, including a prepayment of $11,000,000 on the Tranche A Loan and a prepayment of $10,750,000 on the Tranche B Loan.

  The Senior Credit Facility contains certain restrictive covenants including but not limited to restrictions on capital expenditures, payments of dividends, liens, investments and disposals of assets, as well as financial covenants including a maximum leverage ratio, minimum interest coverage ratio and minimum fixed charge coverage ratio, all as defined in the Senior Credit Facility. As of June 30, 1997, the Company was in compliance with the covenants of the Senior Credit Facility.

  The Senior Credit Facility is guaranteed by Holdings and BrightView.

  The Company estimates that the book value of the Senior Credit Facility approximates its fair value.

  The Company incurred costs of approximately $7,000,000 in connection with the Senior Credit Facility. These costs have been included in Deferred Financing Costs and are being amortized over the term of the loans. During the three months ended December 31, 1996 and the six months ended June 30, 1997, the Company amortized approximately $250,000 and $1,183,000, respectively, of such deferred financing costs. As a result of the early repayments, during the six months ended June 30, 1997 the Company recorded additional amortization of deferred financing costs of approximately $687,000.

 11 1/8% Senior Subordinated Notes due 2006:

  Holdings, the Company and its wholly-owned subsidiary, Petersen Capital Corp. (together, the "Issuers"), issued $100,000,000 in 11 1/8% Senior Subordinated Notes due 2006 (the "Notes") pursuant to an Offering Memorandum dated November 20, 1996. The Notes bear interest at 11 1/8% per annum, payable semi-annually on November 15 and May 15, commencing May 15, 1997. The Notes will mature on November 15, 2006 and will not be subject to any sinking fund requirement. The Notes are redeemable at the option of the Issuers, in whole or in part, at any time on or after November 15, 2001, at the redemption prices set forth in the Notes

                           PETERSEN HOLDINGS, L.L.C.

Purchase Agreement, plus accrued and unpaid interest to the date of redemption. Under certain circumstances, prior to November 15, 1999, the Issuers, at their option, may redeem in the aggregate up to 25% of the original principal amount of the Notes at 111.125% of the aggregate principal amount so redeemed, plus accrued and unpaid interest.

  The Notes are general unsecured obligations of the Issuers and are subordinated in right of payment to all existing and future senior indebtedness of the Issuers. The Notes are guaranteed by Holdings.

  The Indenture governing the Notes (the "Indenture") contains certain restrictive covenants, including but not limited to, restrictions on incurrence of debt, dividend payments, certain asset sales, transactions with affiliates, liens and investments. As of June 30, 1997, the Company was in compliance with the covenants contained in the Indenture.

  The Company incurred costs of approximately $4,000,000 in connection with the issuance of the Notes. These costs have been included in Deferred Financing Costs and are being amortized over the term of the Notes. During the three months ended December 31, 1996, and the six months ended June 30, 1997 the Company amortized approximately $67,000 and $200,000, respectively, of such deferred financing costs.

  On March 11, 1997, the Company exchanged all of the outstanding Notes for substantially identical notes that were registered pursuant to a registration statement on Form S-4 under the Securities Act of 1933.

  The Company estimates that the book value of the Senior Subordinated Notes approximates their fair value.

 Bridge Notes:

  In August 1996, the Company entered into a Bridge Commitment Agreement whereby First Union Corporation and CIBC Inc. agreed to lend the Company up to $100,000,000 aggregate amount of senior subordinated increasing rate notes (the "Bridge Notes"). The Bridge Notes bore interest at the prime rate (as announced from time to time by First Union National Bank of North Carolina) plus 425 basis points, with a maximum of 12.5% per annum. The interest rate would increase by an additional 50 basis points under certain circumstances.

  In December 1996, with proceeds from the issuance of the Notes, the Company repaid the Bridge Notes in full, together with accrued interest of approximately $1,980,000. In addition to this interest expense, the Company incurred approximately $3,000,000 in costs associated with the Bridge Notes. This amount is included in amortization of Deferred Financing Costs for the three months ended December 31, 1996.

6. INCOME TAXES

  The liability for federal and state income taxes of a limited liability company is the obligation of the members. Therefore, no provision or liability for federal or state income taxes is included in the accompanying financial statements. The difference between the tax bases and the reported amounts of the Company's assets and liabilities is not material at December 31, 1996 and June 30, 1997. The Company had no deferred tax assets and liabilities at December 31, 1996 or June 30, 1997.

  Both the Senior Credit Facility and the Indenture governing the Notes generally limit the Company's ability to pay cash distributions to Holdings and BrightView other than distributions in amounts approximately equal to the income tax liability of such members of the Company (or, in the case of Holdings, the income tax liability it would have had if it were required to pay income taxes) resulting from the taxable income of the Company ("Tax Distributions"). Tax Distributions will be based on the approximate highest combined tax rate that applies to any one of the members of the Company.

                           PETERSEN HOLDINGS, L.L.C.

7. MEMBERS' EQUITY

  The Company and Holdings are each limited liability companies organized under the Delaware Limited Liability Company Act (the "LLC Act"). Holdings is the Company's managing member and as such controls the policies and operations of the Company. Holdings is governed by a limited liability company agreement (the "LLC Agreement") among Willis Stein & Partners, L.P. (through Petersen Investment Corp.), Petersen, certain members of the Company's management and other investors (collectively the "Members"). As a limited liability company organized under Delaware law, members of Holdings are not liable for debts or other obligations of Holdings. The LLC Agreement governs the relative rights and duties of the Members. BrightView is Holdings' managing member and as such controls the policies and operations of Holdings and of the Company through Holdings.

  The ownership interests of the Members in Holdings consist of Preferred Units and Common Units. The Preferred Units are entitled to a preferred yield of 12.0% per annum, compounded quarterly, and an aggregate liquidation preference of $166.3 million (net of any prior repayments of Preferred Units) plus any accrued and unpaid preferred yield (collectively, the "Preference Amount") on any liquidation or other distribution by Holdings. The Common Units represent the common equity of Holdings and consist of Class A Common Units, Class B Common Units and Class C Common Units. After payment of the Preference Amount, holders of Class A Common Units are entitled to share in any remaining proceeds of any liquidation or other distribution by Holdings pro rata according to the number of Class A Common Units held. After the holders of the Preferred Units and Class A Common Units have received an internal rate of return of 30%, inclusive of the Preference Amount, on their total investment, holders of Class B Common Units will be entitled to participate with the holders of Class A Common Units in any subsequent distributions. Similarly, after the holders of the Preferred Units and Class A Common Units have received an internal rate of return of 35% on their total investment, holders of Class C Common Units will be entitled to participate with the holders of Class A Common Units and the holders of Class B Common Units in any subsequent distributions. The Class B Common Units and Class C Common Units were issued to members of management to provide them with equity incentives. The LLC Agreement grants BrightView broad authority in establishing the magnitude and terms of management's equity participation in the Company. See Note 11 for information as to the subsequent conversion of Class B and Class C Common Units.

  The LLC Agreement, and therefore Holdings' existence, will continue in effect until the earlier to occur of: (i) December 3, 2026; (ii) a unanimous vote to that effect of its Members or their successors in interest; (iii) a resolution to that effect of the managing member; (iv) the incapacity or expulsion of the managing member or any other event under the LLC Act which terminates Holdings unless the Members vote within 90 days to continue Holdings' existence or (v) the entry of a decree of judicial dissolution under the LLC Act. Other than as described in (iv) above, the death, retirement, resignation, expulsion, incapacity, bankruptcy or dissolution of a Member will not cause a dissolution of Holdings. The Company's limited liability company agreement contains similar terms governing the Company's continued existence.

  During the six months ended June 30, 1997, Holdings received $910,000 in exchange for the issuance of additional Preferred Units and Common Units. See
Note 9 for a discussion of other transactions concerning Members' Equity. Additionally, Holdings accrued $15,419,000 for the preferred yield on the Preferred Units which represents the cumulative compounded yield through June 30, 1997.

8. PROFIT-SHARING RETIREMENT PLAN

  Petersen had a profit-sharing retirement plan (the "Plan") for employees, which was qualified for tax exempt status by the Internal Revenue Service. Under the Plan, Petersen, at its discretion, made annual contributions for all eligible employees not to exceed 15% of their aggregate annual compensation. In November

                           PETERSEN HOLDINGS, L.L.C.

1996, Petersen and the Company entered into an amendment to the Plan, whereby the Company became a sponsor of the Plan. Both Petersen and the Company agreed to make contributions to the Plan on behalf of their respective employees based on compensation paid by each company. However, in connection with the Acquisition, the Company agreed to make the contribution to the Plan for 1996. In December 1996, the Company contributed $1,300,000 to the Plan. No contributions were made during the six months ended June 30, 1997 to the Plan. In June 1997, the Company agreed to transfer the assets of the Plan into a new 401K Plan (the "New Plan"). Under the New Plan, the Company shall make matching contributions equal to 50% of the first 6% of the participants' basic compensation. As of June 30, 1997, $44,000 had been paid representing the Company's matching contribution.

9. RELATED PARTY TRANSACTIONS

  In connection with the Acquisition, the Company entered into employment agreements with three officers of the Company. Pursuant to these employment agreements, the officers purchased Common Units and Preferred Units with promissory notes aggregating approximately $1,950,000. Of this amount, $200,000 was paid on March 1, 1997 and the balance of each promissory note will be due and payable on the earlier to occur of: (i) December 31, 2001;
(ii) the termination of the employment with the Company of the officers; or
(iii) a sale of the Company. Such promissory notes bear interest at a rate equal to the Company's weighted average cost of borrowings. In addition, Holdings issued to each of the officers additional Common Units without additional consideration. Such Common Units vest ratably over a period of five years.

  See Note 10 for additional related party transactions.

10. COMMITMENTS AND CONTINGENCIES

 Leases

  Rent expense includes amounts charged to the Company by a member of Holdings (the "Member") for the use of various office facilities, including its corporate headquarters, owned by the Member. The lease governing the corporate headquarters building had an initial term of 15 years and expires November 30, 2009. In connection with the Acquisition, the Company assumed this lease, subject to certain reductions to the annual rental amounts and will continue to pay rent to the Member. The lease provides for lease payments of $341,951 for each monthly period ended before November 30, 1996. For each fiscal year thereafter, the monthly lease payments will be increased at an annual rate of approximately 1.75%.

  On October 1, 1996, the Company entered into another lease with the Member for office space located in Chicago, Illinois. The lease expires on September 30, 2005 and provides for monthly lease payments of: (i) $16,500 for the period from October 1, 1996 to September 30, 1999; (ii) $17,500 for the period from October 1, 1999 to September 30, 2002; and (iii) $18,500 for October 1, 2002 through the end of the term of the lease. The Company believes such lease provides for lease payments at a market rate and for terms as favorable to the Company as could have been negotiated with a third party at arm's length.

  In addition to the lease for its corporate headquarters, the Company assumed other leases for sales offices throughout the United States. In addition to the annual rentals, certain of these leases include renewal options and require payments of real estate taxes, insurance and other expenses.

  Rent expense is as follows (in thousands):

                                                          RELATED
                                                           PARTY  OTHERS TOTAL
                                                          ------- ------ ------
   Three months ended December 31, 1996.................. $1,032   $452  $1,484
   Six months ended June 30, 1997........................  2,187    714   2,901

                           PETERSEN HOLDINGS, L.L.C.

  At June 30, 1997, minimum future annual rentals under long-term leases are as follows (in thousands):

                                                         RELATED
                                                          PARTY  OTHERS   TOTAL
                                                         ------- ------- -------
   1997 (6 months)...................................... $ 2,193 $   735 $ 2,928
   1998.................................................   4,452   1,348   5,800
   1999.................................................   4,530   1,281   5,811
   2000.................................................   4,614   1,277   5,891
   2001.................................................   4,691   1,277   5,968
   Thereafter to 2009...................................  39,181  11,831  51,012
                                                         ------- ------- -------
     Total.............................................. $59,661 $17,749 $77,410
                                                         ======= ======= =======

 Contingencies

  The Company is a party to various legal actions and disputes arising in the ordinary course of business. Management believes, based on the advice of counsel, that any resulting liabilities from these actions will not have a material adverse effect on the financial position of the Company.

11. EVENTS SUBSEQUENT TO JUNE 30, 1997

  In July 1997, Holdings' limited liability company agreement was amended to create new classes of equity securities. The new units (collectively, the "Class D Common Units") were issued to the holders of the Class B Common Units and Class C Common Units pro rata according to ownership of the Class B Common Units and Class C Common Units. In connection with the issuance of the Class D Common Units in such exchange, Holdings recognized a non-recurring, non-cash compensation charge of approximately $12.2 million in July 1997.

  Additionally, in July 1997 Holdings established the Petersen Holdings, L.L.C. 1997 Long-Term Equity Incentive Plan (the "Incentive Plan") pursuant to which Holdings granted, to certain of the Company's employees, options to purchase Class A Common Units. Such options vest on the fifth year after the date of issuance. Should certain events occur (including an initial public offering of the BrightView's common stock pursuant to a registration statement filed with the Securities and Exchange Commission), the vesting period would accelerate to an approximate three year vesting period. The exercise price for each option is $320.685 per Class A Common Unit, which is equal to the fair market value of each Class A Common Unit as determined by the Board of Directors of BrightView, acting as Holdings' managing member, at the date of grant of the options. Holdings is authorized to issue up to 10,000 Class A Common Units under the Incentive Plan and in July 1997 granted to Company employees, options to purchase an aggregate of 8,867 Class A Common Units.

12. EVENTS SUBSEQUENT TO JULY 31, 1997

  On August 5, 1997, the Board of Directors of BrightView authorized the filing with the Securities and Exchange Commission of a registration statement for the sale by BrightView of shares of its Class A Common Stock to the public. It is contemplated that in connection with the offering, all of existing securityholders of BrightView and Holdings will enter into an agreement in which all of Holdings Common Units and Preferred Units and all of BrightView's common stock will be exchanged for an aggregate of 20,158,362 shares of Class A Common Stock and 7,682,632 shares of Class B Common Stock.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Petersen Publishing Company

  We have audited the accompanying balance sheets of Petersen Publishing Company, Publishing Division, as of November 30, 1995 and September 30, 1996, and the related statements of operations and divisional equity, and cash flows for each of the two years in the period ended November 30, 1995 and for the ten months ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petersen Publishing Company, Publishing Division, at November 30, 1995 and September 30, 1996, and the results of its operations and its cash flows for each of the two years in the period ended November 30, 1995 and the ten months ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Los Angeles, California
December 16, 1996

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                     NOVEMBER 30, SEPTEMBER 30,
                                                         1995         1996
                                                     ------------ -------------
                       ASSETS
Current assets:
  Cash and cash equivalents.........................   $  9,938     $ 12,453
  Short-term investments............................      3,744           55
  Accounts receivable, less allowance for doubtful
   accounts of $2,220 (1995) and $1,871 (1996)......     18,535       18,777
  Inventories.......................................     21,347        8,518
  Current portion of deferred subscription
   acquisition costs................................     38,161       40,313
  Other prepaid expenses and current assets.........      1,213        1,431
                                                       --------     --------
Total current assets................................     92,938       81,547
Deferred subscription acquisition costs.............     31,834       33,629
Property and equipment, net.........................      7,784        5,241
Goodwill, net of accumulated amortization of $1,127
 (1995) and $1,442 (1996)...........................      3,210        2,924
Other assets........................................      1,037        1,142
                                                       --------     --------
Total assets........................................   $136,803     $124,483
                                                       ========     ========
     LIABILITIES AND DIVISIONAL EQUITY (CAPITAL
                     DEFICIENCY)
Current liabilities:
  Accounts payable..................................   $ 10,436     $  5,907
  Accrued payroll and related costs.................      6,116        5,614
  Customer incentives payable.......................      5,204        5,374
  Current portion of unearned subscription
   revenues.........................................     64,830       66,756
  Other accrued expenses and current liabilities....        592          687
                                                       --------     --------
Total current liabilities...........................     87,178       84,338
Unearned subscription revenues......................     39,017       40,175
Deferred state income taxes.........................      1,321        1,494
Other noncurrent liabilities........................        660          148
                                                       --------     --------
Total liabilities...................................    128,176      126,155
Commitments and contingencies
Divisional equity (capital deficiency)..............      8,627       (1,672)
                                                       --------     --------
Total liabilities and divisional equity (capital
 deficiency)........................................   $136,803     $124,483
                                                       ========     ========

                            See accompanying notes.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

      STATEMENTS OF OPERATIONS AND DIVISIONAL EQUITY (CAPITAL DEFICIENCY)
                                 (IN THOUSANDS)

                                     YEARS ENDED      SIX MONTHS   TEN MONTHS
                                    NOVEMBER 30,         ENDED        ENDED
                                  ------------------   JUNE 30,   SEPTEMBER 30,
                                    1994      1995       1996         1996
                                  --------  --------  ----------- -------------
                                                      (UNAUDITED)
Net revenues:
 Advertising....................  $117,433  $124,310   $ 67,397     $112,525
 Newsstand......................    40,048    39,889     21,281       34,318
 Subscriptions (net of agency
  commissions of $42,000,
  $49,503, $26,940 and $45,554
  for the years ended November
  30, 1994 and 1995, the six
  months ended June 30, 1996 and
  the ten months ended September
  30, 1996, respectively).......    42,639    43,901     21,828       36,474
 Other..........................     2,672     6,415      4,534        6,297
                                  --------  --------   --------     --------
Total net revenues..............   202,792   214,515    115,040      189,614
Production, selling and other
 direct costs (including rent
 paid to a related party of
 $3,939, $3,875, $2,298, and
 $3,778 in years ended 1994,
 1995, the six months ended June
 30, 1996 and the ten months
 ended September 30, 1996,
 respectively)..................   149,586   171,579     91,971      148,874
                                  --------  --------   --------     --------
Gross profit....................    53,206    42,936     23,069       40,740
General and administrative
 expenses.......................    33,267    28,145     12,903       24,650
Amortization of goodwill and
 other intangible assets........       421       433        196          339
                                  --------  --------   --------     --------
Income from operations..........    19,518    14,358      9,970       15,751
Interest income.................       476       549        238          537
Interest expense................       --        --        (153)        (185)
Gain on sale of assets..........       --        --       1,554        1,554
                                  --------  --------   --------     --------
Income before provision for
 income taxes...................    19,994    14,907     11,609       17,657
Provision for state income
 taxes..........................      (698)     (549)      (199)        (331)
                                  --------  --------   --------     --------
Net income......................    19,296    14,358     11,410       17,326
Divisional equity (capital
 deficiency) at beginning of
 period.........................    (1,553)      361     (8,379)       8,627
Distribution of S corporation
 earnings.......................   (26,400)   (3,391)    (1,950)     (21,470)
Net change in advances to other
 divisions of the Company.......     9,018    (2,701)      (474)      (6,155)
                                  --------  --------   --------     --------
Divisional equity (capital
 deficiency) at end of period...  $    361  $  8,627   $    607     $ (1,672)
                                  ========  ========   ========     ========


                            See accompanying notes.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                     YEARS ENDED      SIX MONTHS   TEN MONTHS
                                    NOVEMBER 30,         ENDED        ENDED
                                  ------------------   JUNE 30,   SEPTEMBER 30,
                                    1994      1995       1996         1996
                                  --------  --------  ----------- -------------
                                                      (UNAUDITED)
OPERATING ACTIVITIES
Net income......................  $ 19,296  $ 14,358   $ 11,609     $ 17,326
Adjustments to reconcile net
 cash provided by operating
 activities:
 Depreciation and amortization..     3,118     3,439      1,667        2,704
 Allowance for doubtful
  accounts......................       825       900        376           45
 Gain on sale of assets.........       --        --      (1,554)      (1,554)
 Deferred state income taxes....       416       406        209          173
 Changes in operating assets and
  liabilities:
  Accounts receivable...........    (1,758)     (197)    (5,215)        (287)
  Inventories...................    (1,204)  (11,846)    11,148       12,829
  Deferred subscription
   acquisition costs............   (12,593)   (5,805)    (3,117)      (3,947)
  Other prepaid expenses and
   current assets...............      (162)      (84)       (84)        (217)
  Other assets..................       385      (255)         6         (158)
  Accounts payable..............     2,116     2,205        104       (4,529)
  Accrued payroll and related
   costs........................       842      (602)       660         (502)
  Customer incentives payable...       830       355        353          170
  Unearned subscription
   revenues.....................    14,135     8,715      6,283        3,084
  Other accrued expenses and
   current liabilities..........     1,111    (2,294)     1,455           95
  Other noncurrent liabilities..      (298)      298        (92)        (513)
                                  --------  --------   --------     --------
Net cash (used in) provided by
 operating activities...........    27,059     9,593     23,808       24,719
INVESTING ACTIVITIES
Purchases of property and
 equipment......................    (2,866)   (4,423)      (463)        (768)
Purchases of magazines..........    (1,300)      --         --           --
Sales of investments............     7,000     6,677        --         3,689
Purchases of investments........   (17,312)      --        (333)         --
Proceeds from sale of assets....       --        --       2,500        2,500
                                  --------  --------   --------     --------
Net cash (used in) provided by
 investing activities...........   (14,478)    2,254      1,704        5,421
FINANCING ACTIVITIES
Proceeds from bank borrowing....       --        --         --        10,000
Repayment of bank borrowing.....       --        --         --       (10,000)
Distribution of S corporation
 earnings.......................   (26,400)   (3,391)    (1,950)     (21,470)
Net change in advances to other
 divisions of the Company.......     9,018    (2,701)      (475)      (6,155)
                                  --------  --------   --------     --------
Net cash used in financing
 activities.....................   (17,382)   (6,092)    (2,425)     (27,625)
                                  --------  --------   --------     --------
Increase (decrease) in cash and
 cash equivalents...............    (4,801)    5,755     23,087        2,515
Cash and cash equivalents at
 beginning period...............     8,984     4,183    (13,663)       9,938
                                  --------  --------   --------     --------
Cash and cash equivalents at end
 of period......................  $  4,183  $  9,938   $  9,424     $ 12,453
                                  ========  ========   ========     ========
Supplemental information:
 Income taxes paid..............  $    342  $    263   $    --      $     40
 Interest received..............       350       741        238          538
 Interest paid..................       --        --         --           185

                            See accompanying notes.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                         NOTES TO FINANCIAL STATEMENTS
    (Information Related to the Six Months Ended June 30, 1996 is Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  Petersen Publishing Company (the "Petersen Company") is a California corporation which is wholly-owned by the R.E. & M.M. Petersen Living Trust. The Publishing Division of the Petersen Company ("Petersen") is engaged in the publishing business with revenues generated primarily from the publication of various special interest magazines and the sale of related advertising, principally within the United States. The Petersen Company's other major division, which is excluded from these financial statements, rents and manages commercial real estate properties and operates ranch properties.

  The Petersen Company has elected to be taxed as an S corporation for federal and state income tax purposes.

 Basis of Presentation

  On August 15, 1996, the Company entered into an asset purchase agreement to sell substantially all of the assets of the Publishing Division to BrightView Communications Group, Inc. ("BrightView") for approximately $462,800,000 (including costs associated with the Acquisition), plus the assumption of certain liabilities totaling approximately $49,000,000. The acquisition was consummated on September 30, 1996.

  Although these financial statements present the Publishing Division's balance sheet as of the time of the sale, these financial statements have been prepared as if the Publishing Division will continue as a going concern and as a division of the Company. No adjustments have been made to reflect the purchase of assets, the assumption of liabilities by BrightView or the expenses incurred by Petersen Company related to the sale of Petersen.

  Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 presentation.

 Cash Equivalents and Short-Term Investments

  Cash equivalents consist primarily of debt instruments with maturities of three months or less at the acquisition date. Short-term investments consist of state and local government debt securities (considered available-for-sale securities) with maturities greater than 90 days; however, none of Petersen's investments have maturities greater than one year. Petersen has no investments in equity securities. Short-term investments are carried at fair value which approximates cost.

 Inventories

  Inventories consist of paper held at a printing company and are stated at the lower of cost, which approximates the first-in, first-out method, or market.

 Deferred Subscription Acquisition Costs

  Deferred subscription acquisition costs consist of agency commissions paid to obtain subscriptions and are amortized over the life of the related subscriptions ranging from 12 to 36 months.

 Depreciation and Amortization

  Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years except for leasehold improvements which are amortized over the lesser of 10 years or the life of the lease.

 Goodwill

  Goodwill is amortized using the straight-line method over its useful life of 15 years and resulted from the acquisitions of Sport, Bicycle Guide, and Sassy during fiscal years 1988, 1993, and 1994, respectively.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
   (Information Related to the Six Months Ended June 30, 1996 is Unaudited)


 Income Taxes

  The Petersen Company has elected to be taxed as an S corporation for federal and state income tax purposes. As such, the Petersen Company is not subject to U.S. federal income taxes or most state income taxes. Petersen reports the state income taxes to which it is subject under the liability method as required by Statement No. 109, "Accounting for Income Taxes," issued by the Financial Accounting Standards Board ("FASB"). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Revenue Recognition

  Advertising revenue, net of provisions for related rebates and discounts, is recognized at the "on sale" date of the publication containing the advertisement. Subscription revenue is deferred and recognized pro rata as fulfilled over the terms of such subscriptions and is recorded net of related agency commissions. Sales of magazines intended for retail distribution on newsstands are recorded at the time such publications are available for sale by distributors to the public and are reduced by an estimated provision for returns.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenues

  No customer accounted for over 10% of Petersen's revenues. Petersen's activities occur principally in the United States and revenues from outside the United States are less than 10% of Petersen's revenues.

 Advertising Expenses

  Petersen expenses the costs of advertising as incurred. Advertising expense (in thousands) for the years ended November 30, 1994 and 1995, the six months ended June 30, 1996 and the ten months ended September 30, 1996, were $495, $732, $351 and $700, respectively.

 General and Administrative Expenses

  General and administrative expenses incurred by the Petersen Company were allocated between Petersen and the Real Estate Division with the Real Estate Division's portion equal to 3% of that Division's revenue which, in the opinion of Petersen's management, approximates the portion of such expenses which apply to the Real Estate Division.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

  In accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the following methods and assumptions were used by Petersen in estimating its fair value disclosures for financial instruments:

    Cash and Cash equivalents: The carrying amounts reported in the balance sheets approximate its fair value.

    Short-term investments: The carrying amounts reported in the balance sheets approximate their fair value based upon quoted market prices.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
   (Information Related to the Six Months Ended June 30, 1996 is Unaudited)


3. INVENTORIES

  Inventories consist of (in thousands):

                                                      NOVEMBER 30, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
     Paper...........................................   $16,330       $3,933
     Magazines in process............................     5,017        4,585
                                                        -------       ------
                                                        $21,347       $8,518
                                                        =======       ======

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of (in thousands):

                                                    NOVEMBER 30, SEPTEMBER 30,
                                                        1995         1996
                                                    ------------ -------------
     Buildings.....................................   $   518       $   436
     Machinery and equipment.......................    14,164        12,057
     Office furniture and fixtures.................     6,447         6,189
                                                      -------       -------
                                                       21,129        18,682
     Less accumulated depreciation and
      amortization.................................    13,345        13,441
                                                      -------       -------
                                                      $ 7,784       $ 5,241
                                                      =======       =======

  In February 1996, Petersen sold all of its assets relating to its pre-press operations for approximately $2,500,000 in cash, resulting in a gain of $1,554,000.

  In March 1995, the Financing Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), which became effective for the Company in 1996. The Company does not expect the adoption of SFAS No. 121 to have a material impact on the Company's financial position or results of operations.

5. NOTES PAYABLE

  As of November 30, 1995, the Petersen Company had $3,000,000 available under an unsecured revolving line of credit (the "Agreement"). During the ten months ended September 30, 1996, the Company renegotiated the terms of the Agreement increasing the amount available under the line to $10,000,000 and borrowed $10,000,000. The Agreement expires on December 27, 1996 and provides for interest at a fluctuating rate equal to the London Inter-bank Offered Rate plus 1.0% and is payable quarterly. The Agreement contains certain financial and nonfinancial covenants. The borrowings were repaid in full in March 1996.

6. INCOME TAXES

  The liability for federal income taxes of an S corporation is the obligation of the Petersen Company's stockholder. Therefore, no provision or liability for federal income taxes is included in the accompanying financial statements. The provision for income taxes is comprised of California franchise taxes at a rate of 1.5%, which is the rate applicable to taxable income of S corporations, and provisions for income taxes in certain other states in which Petersen has operations.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
   (Information Related to the Six Months Ended June 30, 1996 is Unaudited)


  The provision for income taxes consists of the following (in thousands):

                                           YEARS ENDED  SIX MONTHS  TEN MONTHS
                                          NOVEMBER 30,    ENDED        ENDED
                                          -------------  JUNE 30,  SEPTEMBER 30,
                                           1994   1995     1996        1996
                                          ------ ------ ---------- -------------
     State:
       Current........................... $  282 $  143    $ 95        $158
       Deferred..........................    416    406     104         173
                                          ------ ------    ----        ----
                                          $  698 $  549    $199        $331
                                          ====== ======    ====        ====

  A reconciliation of the provision for income taxes computed by applying the federal statutory rate of 34% to income before income taxes and the reported provision for income taxes is as follows (in thousands):

                                      YEARS ENDED     SIX MONTHS  TEN MONTHS
                                     NOVEMBER 30,       ENDED        ENDED
                                    ----------------   JUNE 30,  SEPTEMBER 30,
                                     1994     1995       1996        1996
                                    -------  -------  ---------- -------------
     Income tax provision computed
      at statutory federal income
      tax rate....................  $ 6,798  $ 5,068   $ 3,947      $ 6,003
     State income taxes...........      698      549       199          331
     Effect of S Corporation
      election....................   (6,798)  (5,068)   (3,947)      (6,003)
                                    -------  -------   -------      -------
       Total provision............  $   698  $   549   $   199      $   331
                                    =======  =======   =======      =======

  Petersen had deferred tax assets and liabilities as follows (in thousands):

                                                      NOVEMBER 30, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
     Deferred tax asset:
       Accrued liabilities...........................   $   220       $   205
     Deferred tax liabilities:
       Subscription acquisition costs................    (1,541)       (1,699)
                                                        -------       -------
         Total deferred income tax liability.........   $(1,321)      $(1,494)
                                                        =======       =======

7. PROFIT-SHARING RETIREMENT PLAN

  The Petersen Company has a profit-sharing retirement plan (the "Plan") for employees, which has been qualified for tax exempt status by the Internal Revenue Service. Under the Plan, the Petersen Company may, at its discretion, make annual contributions for all eligible employees not to exceed 15% of their aggregate annual compensation. Petersen's contributions (in thousands) to the Plan for the years ended November 30, 1994 and 1995, the six months ended June 30, 1996 and the ten months ended September 30, 1996 were $3,271 $1,294, none and $1,083, respectively.

                          PETERSEN PUBLISHING COMPANY
                              PUBLISHING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
   (Information Related to the Six Months Ended June 30, 1996 is Unaudited)


8. COMMITMENTS AND CONTINGENCIES

 Leases

  Rent expense through November 30, 1994 includes amounts charged by the Petersen Company's Real Estate Division to Petersen for the use of various office facilities owned by the Petersen Company which were used by Petersen for its principal operating and corporate headquarters. As of that date, the Petersen Company sold its corporate headquarters building, which was first occupied by Petersen in March 1993, to its stockholder and subsequent thereto Petersen's rent for this facility has been paid to the Petersen Company's stockholder in accordance with a lease which had an initial term of 15 years and expires November 30, 2009.

  In addition to the annual rentals, certain of the leases include renewal options and require payments of real estate taxes, insurance and other expenses.

  Rent expense is as follows (in thousands):

                                                       REAL ESTATE
                                                       DIVISION OR
                                                       SHAREHOLDER OTHERS TOTAL
                                                       ----------- ------ ------
     Year ended November 30:
       1994...........................................   $3,939    $1,130 $5,069
       1995...........................................    3,875     1,575  5,450
     Six months ended June 30, 1996...................    2,298       606  2,904
     Ten months ended September 30, 1996..............    3,778     1,627  5,405

  At September 30, 1996, minimum future annual rentals under long-term leases are as follows (in thousands):

                                                     SHAREHOLDER OTHERS  TOTAL
                                                     ----------- ------ -------
     1996 (Two months ended November 30)............   $   766   $  195 $   961
     1997...........................................     4,676    1,101   5,777
     1998...........................................     4,758      906   5,664
     1999...........................................     4,841      850   5,691
     2000...........................................     4,926      850   5,776
     2001...........................................     5,012      850   5,862
     Thereafter to 2009.............................    43,387    2,337  45,724
                                                       -------   ------ -------
                                                       $68,366   $7,089 $75,455
                                                       =======   ====== =======

 Contingencies

  Petersen is a party to various legal actions and disputes arising in the ordinary course of business. Management believes, based on the advice of counsel, that any resulting liabilities from these actions will not have a material adverse effect on the financial position of Petersen.

[INSIDE BACK COVER PAGE GRAPHICS: PICTURES OF VARIOUS TRADEMARKS OF THE COMPANY INCLUDING A SAMPLE PAGE FROM THE MOTOR TREND INTERNET WEB SITE AND A SAMPLE TELEVISION SCREEN FROM THE MOTOR TREND TELEVISION SHOW.]

                              [LOGO OF PETERSEN]
                        [The Petersen Companies, Inc.]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued September 24, 1997

                                6,250,000 Shares

                                     [LOGO]

                          The Petersen Companies, Inc.

                              CLASS A COMMON STOCK
                                  ----------
ALL OF THE  6,250,000 SHARES OF CLASS  A COMMON STOCK OFFERED  HEREBY ARE BEING
 SOLD BY THE COMPANY. OF THE 6,250,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY, 1,250,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE
  UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND 5,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE
   U.S. UNDERWRITERS. SEE "UNDERWRITERS." PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE CLASS A COMMON STOCK OF THE COMPANY. IT IS
    CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $15 AND $17. SEE "UNDERWRITERS" FOR A DISCUSSION OF
     THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

                                  ----------

THE COMPANY HAS TWO CLASSES OF  AUTHORIZED COMMON STOCK CONSISTING OF THE CLASS
 A COMMON STOCK OFFERED HEREBY AND CLASS B COMMON STOCK. SEE "DESCRIPTION OF CAPITAL STOCK." HOLDERS OF CLASS A COMMON STOCK ARE ENTITLED TO ONE VOTE PER
  SHARE ON EACH MATTER SUBMITTED TO A VOTE OF STOCKHOLDERS. THE CLASS B COMMON STOCK IS NON-VOTING EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES AND
   AS REQUIRED BY LAW. ALL HOLDERS OF COMMON STOCK ARE ENTITLED TO RECEIVE SUCH DIVIDENDS AND DISTRIBUTIONS, IF ANY, AS MAY BE DECLARED FROM TIME
    TO TIME  BY THE  BOARD OF DIRECTORS.  UPON COMPLETION OF  THE OFFERING,
     AFFILIATES OF THE COMPANY WILL RETAIN APPROXIMATELY 70% OF THE OUTSTANDING VOTING POWER. SEE "PRINCIPAL STOCKHOLDERS."

                                  ----------

  THE CLASS A COMMON STOCK HAS BEEN APPROVED FOR LISTING, SUBJECT TO OFFICIAL NOTICE OF ISSUANCE, ON THE NEW YORK STOCK EXCHANGE, UNDER THE SYMBOL "PTN."

                                  ----------

      SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD
                    BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                              PRICE $     A SHARE

                                  ----------

                                                      UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC  COMMISSIONS (1) COMPANY (2)
                                            -------- --------------- -----------
Per Share..................................   $            $             $
Total (3)..................................  $            $             $

-----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Company, estimated at
      $1,500,000.
  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 937,500 additional Shares of Class A Common Stock at the Price to Public less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and
      Commissions and Proceeds to Company will be $   , $   and $   ,
      respectively. See "Underwriters."

                                  ----------
  The Shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by O'Melveny & Myers LLP, counsel for the Underwriters.
It is expected that delivery of the Shares will be made on or about   , 1997 at
the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  ----------

MORGAN STANLEY DEAN WITTER                          DONALDSON, LUFKIN & JENRETTE
                                                            INTERNATIONAL

BT ALEX. BROWN INTERNATIONAL                         GOLDMAN SACHS INTERNATIONAL

         , 1997

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of estimated expenses, to be paid solely by the Company, of the issuance and distribution of the securities being registered:

   Securities and Exchange Commission registration fee............. $   52,273
   NASD filing fee.................................................     17,750
   NYSE original listing fee.......................................    189,600
   Blue Sky fees and expenses (including attorneys' fees and ex-
    penses)........................................................     20,000
   Printing expenses...............................................    300,000
   Accounting fees and expenses....................................    300,000
   Transfer agent's fees and expenses..............................     10,000
   Legal fees and expenses.........................................    400,000
   Miscellaneous expenses (including certain anticipated roadshow
    expenses)......................................................    210,377
                                                                    ----------
     Total......................................................... $1,500,000
                                                                    ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, inter alia, ("Section 145") provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  The Company's Certificate of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director.

  Article V of the By-laws of the Company ("Article V") provides, among other things, that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative, is or was a director or officer, of the corporation or is or was serving at the request of the Company as a director, officer, employee, fiduciary, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent which it is empowered to do so by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law' permitted the Company to provide prior to such amendment) against all expense, liability and loss (including attorneys' fees actually and reasonably incurred by such person in connection with such proceeding, and such indemnification shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of the Company.

  Article V also provides that persons who are not covered by the foregoing provisions of Article V and who are or were employees or agents of the Company, or who are or were serving at the request of the Company as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the board of directors.

  Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

  Article V further provides that the Company may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary, or agent of the Company or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify such person against such liability under Article V.

  Under the Securityholders Agreement, the Company agrees to indemnify certain of its directors and officers against certain liabilities, including liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On September 30, 1996, the Company sold an aggregate of 2,106 shares of Class A Common Stock and 1,200 shares of Class B Common Stock for $500 per share pursuant to the terms of a Securities Purchase Agreement dated as of the date thereof. The following persons purchased such shares in the amounts set forth opposite their names:


     CLASS A COMMON STOCK                     CLASS  B COMMON  STOCK
     --------------------                     ----------------------
      NAME                SHARES NAME                                      SHARES
      ----                ------ ----                                      ------
Willis Stein & Partners
 L.P. ..................  1,000  Chase Equity Associates, L.P. ...........   300
Petersen Properties Com-
 pany...................    500  BankAmerica Investment Corporation ......   360
Allstate Insurance Com-
 pany...................    300  CIVC Partners II.........................    40
Norwest Equity Capital,
 L.L.C. ................    100  CIBC WG Argosy Merchant Fund 2, L.L.C. ..   250
Nassau Capital Partners
 II, L.P. ..............   99.5  FUI, Inc. ...............................   250
NAS Partners I,
 L.L.C. ................     .5
James D. Dunning, Jr. ..     42
The Laurence and Cindy
 Bloch Trust............     20
Stuart Karu.............     20
Thomas J. Strauss.......      1
Irwin Bard..............     10
Bernard Shavitz.........      3
D. Claeys Bahrenburg....     10
                          -----                                            -----
  Total.................  2,106  Total.................................... 1,200
                          =====                                            =====

  In connection with the execution of their respective Employment Agreements on September 30, 1996, the Company sold an aggregate of 41 shares of Class A Common Stock at a price of $500 per share to the following executive officers:

            NAME                                                          SHARES
            ----                                                          ------
         D. Claeys Bahrenburg............................................   20
         Neal Vitale.....................................................   15
         Richard S Willis................................................    6

  On February 10, 1997, the Company sold an aggregate of 11.2 shares of Class
A Common Stock at a price of $500 per share to the following employees of the
Company:

           NAME                                                           SHARES
           ----                                                           ------
         Richard P. Lague................................................    2
         John Dianna.....................................................    2
         Lee Kelley......................................................  0.2
         Paul J. Tzimoulis...............................................    2
         David Myers.....................................................    1
         Ken Elliott.....................................................    1
         Jay Cole........................................................    1
         James D. Dunning III Trust......................................    1
         David F. Dunning Trust..........................................    1

  On June 13, 1997, the Company sold an aggregate of 6 shares of Class A
Common Stock at a price of $550 per share to the following employees of the
Company:

           NAME                                                           SHARES
           ----                                                           ------
         James Guthrie...................................................    2
         Charlotte A. Perkins............................................    1
         Amy P. Wilkins..................................................    1
         Justin McCormack................................................    2

  Immediately prior to and contingent upon the consummation of the Offering, the Company will effect the Reorganization whereby, among other things, all of the existing securityholders of the Company and Petersen will enter into a Contribution and Recapitalization Agreement (the "Recapitalization Agreement") pursuant to which, among other things, each existing securityholder will contribute all of its Preferred Units and Common Units of Petersen and common stock of the Company to the Company in exchange for newly-issued shares of Common Stock. Pursuant to the Recapitalization Agreement, the existing securityholders of Petersen Holdings L.L.C. will receive an aggregate of 27,840,994 shares of Common Stock of the Company (assuming an initial public offering price of $16 per share).

  Except as set forth above, the Company has not sold any securities. All of the transactions described above were effected in reliance upon the exemption from the registration requirement of the Securities Act contained in Section 4(2) of the Securities Act and Regulation D and Rule 701 promulgated thereunder on the basis such transactions did not involve any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS.

    **1.1 Form of Underwriting Agreement.
      2.1 Form of Contribution and Recapitalization Agreement by and among the Company, Petersen, Publishing and all of the Company's existing stockholders.
      3.1 Form of Restated Certificate of Incorporation of the Company.
      3.2 Form of Amended and Restated By-Laws of the Company.
    **4.1 Indenture, dated as of November 15, 1996, by and among Petersen, Publishing, Capital and United States Trust Company of New York, as trustee.
    **4.2 Forms of 11 1/8% Senior Subordinated Notes and Series B 11 1/8%
          Senior Subordinated Notes.
    **4.3 Securities Purchase Agreement, dated November 20, 1996, by and among
          Petersen, Capital, Publishing and the Initial Purchasers.
    **4.4 Credit Agreement, dated as of September 30, 1996, by and among Publishing, the Lenders named therein, First Union National Bank of
          North Carolina ("First Union"), as Administrative Agent and
          Syndication Agent and CIBC, Inc., as Documentation Agent.
    **4.5 Pledge and Security Agreement, dated as of September 30, 1996, by and between Publishing and First Union, as Administrative Agent.
    **4.6 Pledge and Security Agreement, dated as of September 30, 1996, by and among the Company, Petersen and First Union, as Administrative Agent.
    **4.7 Guaranty, dated as of September 30, 1996, by and among the Company,
          Petersen and First Union, as Administrative Agent.
    **4.8 Senior Subordinated Credit Agreement, dated as of September 30, 1996, among Publishing, the guarantors named therein, the Lenders named therein and First Union, as Agent.
    **4.9 Registration Rights Agreement, dated November 20, 1996, by and among
          Publishing, Capital and the Initial Purchasers named therein.
     4.10 Specimen of Class A Common Stock.
   **4.11 Term sheet relating to the New Credit Facility.
      5.1 Opinion and consent of Kirkland & Ellis.
      8.1 Opinion of Kirkland & Ellis regarding certain tax matters.
   **10.1 License Agreement, dated as of August 15, 1996, by and between Robert
          E. Petersen, the Company and the Seller.+
   **10.2 Employment Agreement, dated as of August 15, 1996, by and between the
          Company and Robert E. Petersen.+
   **10.3 Executive Securities Purchase and Employment Agreement, dated as of
          September 30, 1996, by and among the Company, Petersen, Publishing and D. Claeys Bahrenburg.+
   **10.4 Executive Securities Purchase and Employment Agreement, dated as of
          September 30, 1996, by and among the Company, Petersen, Publishing and Neal Vitale.+
   **10.5 Securities Purchase Agreement, dated as of September 30, 1996, made by and among Petersen, Petersen Investment Corp., the Company, the Seller, Willis Stein & Partners, L.P., and the other Persons set forth on Schedule A thereto.+
     10.6 Reserved.
   **10.7 Securityholders Agreement, dated as of September 30, 1996, among
          Petersen Investment Corp., Petersen, the Company and the other parties thereto.+

    **10.8 Promissory Note, dated as of September 30, 1996, from D. Claeys
           Bahrenburg in favor of the Company in the amount of $8,000.+
    **10.9 Promissory Note, dated as of September 30, 1996, from D. Claeys
           Bahrenburg in favor of the Company in the amount of $2,000.+
   **10.10 Promissory Note, dated as of September 30, 1996, from D. Claeys
           Bahrenburg in favor of Petersen in the amount of $891,000.+
   **10.11 Promissory Note, dated as of September 30, 1996, from D. Claeys
           Bahrenburg in favor of Petersen in the amount of $99,000.+
   **10.12 Promissory Note, dated as of September 30, 1996, from Neal Vitale in favor of the Company in the amount of $7,500.+
   **10.13 Promissory Note, dated as of September 30, 1996, from Neal Vitale in favor of Petersen in the amount of $742,500.+
   **10.14 Asset Purchase Agreement, dated as of August 15, 1996, by and between the Company (formerly known as BrightView Communications
           Group, Inc.) and Petersen Publishing Company (the "Seller"), as amended by the Letter Agreement, dated as of September 30, 1996, by and among the Seller, the Company, Petersen and Publishing, incorporated by reference to Exhibit 2.1 of the Registration
           Statement on Form S-4 (333-18017) of Petersen, Publishing and
           Petersen Capital Corp.
    *10.15 The Petersen Companies, Inc. 1997 Long-Term Equity Incentive Plan.
    *10.16 The Petersen Companies, Inc. Employee Stock Discount Purchase Plan.
     10.17 Agreement, dated as of July 31, 1997, between and among Petersen, the Company, Publishing and Messrs. Dunning, Bloch, Karu, Vitale and
           R. Willis.
    *10.18 Petersen Holdings, L.L.C. 1997 Long-Term Equity Incentive Plan.
     10.19 Form of Amendment No. 1 to Securityholders Agreement, among Petersen
           Investment Corp., Petersen, the Company and the other parties thereto.
      11.1 Calculation of Earnings Per Share.
    **21.1 Subsidiaries of the Company.
      23.1 Consent of Ernst & Young LLP.
      23.2 Consent of Kirkland & Ellis (included in Exhibit 5.1).
    **24.1 Powers of Attorney.
    **27.1 Financial Data Schedule.

--------
* To be filed by amendment.
**Previously filed.
+ Incorporated by reference to the same numbered exhibit to the Registration
  Statement on S-4 (Registration No. 333-18017) of Petersen, Publishing and Petersen Capital Corp.

  (B) FINANCIAL STATEMENT SCHEDULES.

  Schedule II--Petersen Holdings, L.L.C.--Valuation and Qualifying Accounts.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the underwriter at closing specified in the underwriting agreement certificates in such denominations and registered in such names as requested by the Underwriter to permit prompt delivery to each purchaser.

  The undersigned registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE PETERSEN COMPANIES, INC., HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOS ANGELES, STATE OF CALIFORNIA, ON SEPTEMBER 23, 1997.


                                          THE PETERSEN COMPANIES, INC.

                                                      /s/ Neal Vitale
                                          By: _________________________________
                                                   NEAL VITALEPRESIDENT
                               * * * *

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                      CAPACITY                DATE

                  *                    Chairman of the Board
-------------------------------------   and Chief Executive     September 23,
        JAMES D. DUNNING, JR.           Officer (Principal        1997
                                        Executive Officer)

        /s/ Richard S Willis           Executive Vice
-------------------------------------   President--Chief        September 23,
          RICHARD S WILLIS              Financial Officer and     1997
                                        Director (Principal
                                        Financial and
                                        Accounting Officer)

                  *                    Director
-------------------------------------                           September 23,
        D. CLAEYS BAHRENBERG                                      1997

           /s/ Neal Vitale             Director
-------------------------------------                           September 23,
             NEAL VITALE                                          1997

                  *                    Director
-------------------------------------                           September 23,
          LAURENCE H. BLOCH                                       1997

                  *                    Director
-------------------------------------                           September 23,
            AVY H. STEIN                                          1997

                  *                    Director
-------------------------------------                           September 23,
        DANIEL H. BLUMENTHAL                                      1997

                  *                    Director
-------------------------------------                           September 23,
             STUART KARU                                          1997

                  *                    Director
-------------------------------------                           September 23,
                                                                  1997

           JOHN A. WILLIS

  * The undersigned, by signing his name hereto, does sign and execute this Amendment No. 2 to Registration Statement pursuant to the Power of Attorney executed by the above-named officers and Directors and filed with the Securities and Exchange Commission on behalf of such officers and Directors.

           /s/ Neal Vitale
-------------------------------------
    NEAL VITALE, ATTORNEY-IN-FACT

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

  We have audited the consolidated financial statements of Petersen Holdings, LLC as of December 31, 1996 and June 30, 1997, and for the three months ended December 31, 1996 and the six months ended June 30, 1997, and have issued our report thereon dated July 31, 1997, except as to Note 12 as to which the date is September 12, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Los Angeles, California

July 31, 1997, except as to

Note 12 as to which the date
is

September 12, 1997

                           PETERSEN HOLDINGS, L.L.C.

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

         COLUMN A            COLUMN B  COLUMN C--ADDITIONS  COLUMN D  COLUMN E
--------------------------- ---------- ------------------- ---------- ---------
                            BALANCE AT CHARGED TO CHARGED              BALANCE
                            BEGINNING  COSTS AND  TO OTHER             AT END
        DESCRIPTION         OF PERIOD   EXPENSES  ACCOUNTS DEDUCTIONS OF PERIOD
--------------------------- ---------- ---------- -------- ---------- ---------
Reserves and allowances
 deducted from assets
 accounts:
 Allowance for doubtful
  accounts of Petersen
  Holdings, L.L.C.:
  Three months ended Decem-
   ber 31, 1996............   $1,871       --        --     $(267)(a)  $1,604
  Six months ended June 30,
   1997....................   $1,604      $828       --     $(710)(a)  $1,722

--------
(a) Represents amounts written-off against the allowance for doubtful accounts, net of recoveries.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  **1.1  Form of Underwriting Agreement.
    2.1  Form of Contribution and Recapitalization Agreement by and among the
         Company, Petersen, Publishing and all of the Company's existing stockholders.
    3.1  Form of Restated Certificate of Incorporation of the Company.
    3.2  Form of Amended and Restated By-Laws of the Company.
  **4.1  Indenture, dated as of November 15, 1996, by and among Petersen,
         Publishing, Capital and United States Trust Company of New York, as
         trustee.
  **4.2  Forms of 11 1/8% Senior Subordinated Notes and Series B 11 1/8% Senior
         Subordinated Notes.
  **4.3  Securities Purchase Agreement, dated November 20, 1996, by and among
         Petersen, Capital, Publishing and the Initial Purchasers.
  **4.4  Credit Agreement, dated as of September 30, 1996, by and among
         Publishing, the Lenders named therein, First Union National Bank of
         North Carolina ("First Union"), as Administrative Agent and
         Syndication Agent and CIBC, Inc., as Documentation Agent.
  **4.5  Pledge and Security Agreement, dated as of September 30, 1996, by and between Publishing and First Union, as Administrative Agent.
  **4.6  Pledge and Security Agreement, dated as of September 30, 1996, by and among the Company, Petersen and First Union, as Administrative Agent.
  **4.7  Guaranty, dated as of September 30, 1996, by and among the Company,
         Petersen and First Union, as Administrative Agent.
  **4.8  Senior Subordinated Credit Agreement, dated as of September 30, 1996, among Publishing, the guarantors named therein, the Lenders named therein and First Union, as Agent.
  **4.9  Registration Rights Agreement, dated November 20, 1996, by and among
         Publishing, Capital and the Initial Purchasers named therein.
   4.10  Specimen of Class A Common Stock.
 **4.11  Term sheet relating to the New Credit Facility.
    5.1  Opinion and consent of Kirkland & Ellis.
    8.1  Opinion of Kirkland & Ellis regarding certain tax matters.
 **10.1  License Agreement, dated as of August 15, 1996, by and between Robert
         E. Petersen, the Company and the Seller.+
 **10.2  Employment Agreement, dated as of August 15, 1996, by and between the
         Company and Robert E. Petersen.+
 **10.3  Executive Securities Purchase and Employment Agreement, dated as of
         September 30, 1996, by and among the Company, Petersen, Publishing and
         D. Claeys Bahrenburg.+
 **10.4  Executive Securities Purchase and Employment Agreement, dated as of
         September 30, 1996, by and among the Company, Petersen, Publishing and
         Neal Vitale.+
 **10.5  Securities Purchase Agreement, dated as of September 30, 1996, made by and among Petersen, Petersen Investment Corp., the Company, the
         Seller, Willis Stein & Partners, L.P., and the other Persons set forth on Schedule A thereto.+
   10.6  Reserved.
 **10.7  Securityholders Agreement, dated as of September 30, 1996, among
         Petersen Investment Corp., Petersen, the Company and the other parties thereto.+
  **10.8 Promissory Note, dated as of September 30, 1996, from D. Claeys
         Bahrenburg in favor of the Company in the amount of $8,000.+
  **10.9 Promissory Note, dated as of September 30, 1996, from D. Claeys
         Bahrenburg in favor of the Company in the amount of $2,000.+
 **10.10 Promissory Note, dated as of September 30, 1996, from D. Claeys
         Bahrenburg in favor of Petersen in the amount of $891,000.+
 **10.11 Promissory Note, dated as of September 30, 1996, from D. Claeys
         Bahrenburg in favor of Petersen in the amount of $99,000.+

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 **10.12 Promissory Note, dated as of September 30, 1996, from Neal Vitale in favor of the Company in the amount of $7,500.+
 **13.13 Promissory Note, dated as of September 30, 1996, from Neal Vitale in favor of Petersen in the amount of $742,500.+
 **10.14 Asset Purchase Agreement, dated as of August 15, 1996, by and between the Company (formerly known as BrightView Communications Group, Inc.)
         and Petersen Publishing Company (the "Seller"), as amended by the
         Letter Agreement, dated as of September 30, 1996, by and among the
         Seller, the Company, Petersen and Publishing, incorporated by reference to Exhibit 2.1 of the Registration Statement on Form S-4
         (333-18017) of Petersen, Publishing and Petersen Capital Corp.
  *10.15 The Petersen Companies, Inc. 1997 Long-Term Equity Incentive Plan.
  *10.16 The Petersen Companies, Inc. Employee Stock Discount Purchase Plan.
   10.17 Agreement, dated as of July 31, 1997, between and among Petersen, the
         Company, Publishing and Messrs. Dunning, Bloch, Karu, Vitale and R.
         Willis.
  *10.18 Petersen Holdings, L.L.C. 1997 Long-Term Equity Incentive Plan.
   10.19 Form of Amendment No. 1 to Securityholders Agreement, among Petersen
         Investment Corp., Petersen, the Company and the other parties thereto.
    11.1 Calculation of Earnings Per Share.
  **21.1 Subsidiaries of the Company.
    23.1 Consent of Ernst & Young LLP.
    23.2 Consent of Kirkland & Ellis (included in Exhibit 5.1).
  **24.1 Powers of Attorney.
  **27.1 Financial Data Schedule.

--------
* To be filed by amendment.
**Previously filed.
+ Incorporated by reference to the same numbered exhibit to the Registration
  Statement on S-4 (Registration No. 333-18017) of Petersen, Publishing and Petersen Capital Corp.